     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 11, 1999

                                                      REGISTRATION NO. 333-79247
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                        PRE-EFFECTIVE AMENDMENT NO. 2 TO
                                    FORM S-3

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                               SHOP AT HOME, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

               TENNESSEE                                                                           62-1282758
    (STATE OR OTHER JURISDICTION OF                                                             (I.R.S. EMPLOYER
     INCORPORATION OR ORGANIZATION)                                                           IDENTIFICATION NO.)

                            ------------------------

                          5388 HICKORY HOLLOW PARKWAY
                         ANTIOCH, TENNESSEE 37013-3128
                                 (615) 263-8000
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                               GEORGE J. PHILLIPS
                  EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
                               SHOP AT HOME, INC.
                          5388 HICKORY HOLLOW PARKWAY
                         ANTIOCH, TENNESSEE 37013-3128
                                 (615) 263-8090

          (NAME AND ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                            ------------------------

                                   Copies to:

                      C. MICHAEL NORTON                                                MARC WEINGARTEN
                    WYATT, TARRANT & COMBS                                        SCHULTE ROTH & ZABEL, LLP
                  1500 NASHVILLE CITY CENTER                                           900 THIRD AVENUE
                  NASHVILLE, TENNESSEE 37219                                       NEW YORK, NEW YORK 10022
                       (615) 251-6744                                                  (212) 756-2000

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                            ------------------------

                        CALCULATION OF REGISTRATION FEE

                                                               PROPOSED
                                                           MAXIMUM OFFERING         PROPOSED            AMOUNT OF
          TITLE OF EACH CLASS              AMOUNT TO BE        PRICE PER       MAXIMUM AGGREGATE      REGISTRATION
     OF SECURITIES TO BE REGISTERED        REGISTERED(1)       SHARE(2)        OFFERING PRICE(2)         FEE(3)
Common Stock, $.0025 par value..........    10,177,500         $10.3125         $104,955,468.75        $29,178.00

(1) Includes 1,327,500 shares of Common Stock which may be purchased by the Underwriters pursuant to over-allotment options.

(2) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, based on the average of the high and low prices reported in the Nasdaq National Market on May 24, 1999.

(3) On May 25, 1999, the Registrant paid the registration fee in connection with the filing of the initial Registration Statement.

                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. SHOP AT HOME MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.



                     SUBJECT TO COMPLETION -- JUNE 11, 1999


PROSPECTUS
--------------------------------------------------------------------------------
                                8,850,000 Shares
[LOGO]                         SHOP AT HOME, INC.
                                  Common Stock

--------------------------------------------------------------------------------

Shop At Home, Inc. is offering 8,000,000 shares and the selling stockholders are offering 850,000 shares of common stock. Shop At Home will not receive any proceeds from the sale of shares by the selling stockholders.

Shop At Home sells specialty consumer products, primarily collectibles, through interactive electronic media, including broadcast, cable and satellite television, and, increasingly, the Internet.


The shares of Shop At Home are quoted in the Nasdaq National Market under the symbol "SATH". On June 10, 1999, the last reported sale price in the Nasdaq National Market was $9.6563 per share.


                                                                      Per Share          Total
Public offering price...........................................   $                  $
Underwriting discounts and commissions..........................   $                  $
Proceeds, before expenses, to Shop At Home......................   $                  $
Proceeds to selling stockholders................................   $                  $


SEE "RISK FACTORS" ON PAGES 6 TO 13 FOR FACTORS THAT SHOULD BE CONSIDERED BEFORE INVESTING IN THE SHARES OF SHOP AT HOME.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

--------------------------------------------------------------------------------

The underwriters may, under some circumstances, purchase up to 1,200,000 additional shares from Shop At Home and up to 127,500 additional shares from the selling stockholders at the public offering price, less underwriting discounts and commissions. Delivery and payment for the shares will be
on                     , 1999.

PRUDENTIAL SECURITIES                              BANCBOSTON ROBERTSON STEPHENS

FRIEDMAN BILLINGS RAMSEY
                               SUNTRUST EQUITABLE SECURITIES

                                                   MORGAN KEEGAN & COMPANY, INC.

                                                                      E*OFFERING


                , 1999

[Inside Front Cover]

     The inside cover has a large box with a line map showing the states of the United States against a white background. At the top center are the words "Shop At Home Distribution Summary." At the top left is a drawing of a communications satellite and the name "PRIMESTAR" with a yellow dot, and at the upper right is a different drawing of a communications satellite and the name "ECHOSTAR" with a yellow dot.

     The map has red stars located at San Francisco, Houston, Raleigh, Bridgeport, Boston and Cleveland with red box captions reading:

 KCNS San Francisco
 5th Largest DMA

 KZJL Houston
 11th Largest DMA

 WRAY Raleigh/Durham
 29th Largest DMA

 WSAH Bridgeport
 1st Largest DMA

 WMFP Boston
 6th Largest DMA

 WOAC Cleveland
 13th Largest DMA

     The map has approximately 210 green and blue dots located throughout the U.S.

     A small box at the lower right contains the following text:

   [Green dot] Anchorage, AK
   [Blue dot] Honolulu, HI

     The map has the following text at the bottom:

   [Red Star] Owned & Operated Stations
   [Blue Dot] Broadcast Affiliate
   [Green Dot] Cable Affiliate
   [Yellow Dot] Direct Broadcast Satellites
   o 135 total markets  o 10 of the top 10 markets  o 88 of the top 100 markets

   "DMA" refers to Designate Market Area

[Two page spread]

     The two page spread contains seven images and pictures arranged around the blue logo of Shop At Home. The logo consists of the words "Shop At Home Network" with a lined triangle in the background.

     To the left of the logo are two pictures. The upper picture is a screen shot of a Shop At Home program under the heading "Sports Collectibles," and showing two show hosts with text describing a Joe DiMaggio autographed bat with product name, pricing information, website and telephone number information.

     The lower picture is a graphic of a webpage titled "collectibles.com" and showing information regarding product categories and other information. Below the graphic are the words "(Sample of Proposed Webpage Design)."

     Immediately above the logo is a picture of Shop At Home's office facilities showing the building and two adjacent satellite uplink facilities.

     Immediately below the logo is a long shot of Shop At Home's studios showing its telephone operator banks.

     To the right of the logo are three pictures. At the upper right is a long shot of Shop At Home's buyer's floor. At the center is a picture of Shop At Home's studios showing two show hosts. At the lower right is a picture of Shop At Home's telephone operator bank.

                               TABLE OF CONTENTS

                                                  PAGE
                                                  ----
Prospectus Summary.............................      1
Risk Factors...................................      6
Forward-Looking Statements.....................     14
Use of Proceeds................................     15
Price Range of Common Stock....................     15
Dividend Policy................................     16
Capitalization.................................     16
Selected Financial Data........................     17
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...................................     18

                                                  PAGE
                                                  ----
Business.......................................     26
Management.....................................     41
Principal and Selling Stockholders.............     43
Description of Capital Stock...................     45
Description of Notes...........................     48
Underwriting...................................     50
Legal Matters..................................     51
Experts........................................     51
Where To Find More Information.................     52
Index to Consolidated Financial Statements.....    F-1

--------------------------------------------------------------------------------

     Shop At Home's Internet address is www.shopathomeonline.com. Information contained on this website and on our website, www.collectibles.com, is not part of this prospectus.

     The terms "Shop At Home," "we," "our" and "us" refer to Shop At Home, Inc. and its subsidiaries unless the context suggests otherwise. The term "you" refers to a prospective investor. The term fiscal 1998 and similar terms refers to our fiscal year ending on June 30 of that year.
--------------------------------------------------------------------------------

     You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus.

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus. This summary is not complete and may not contain all of the information that investors should consider before investing in the common stock of Shop At Home. Investors should read the entire prospectus carefully.

                                  SHOP AT HOME

     We sell specialty consumer products, primarily collectibles, through interactive electronic media, including broadcast, cable and satellite television and, increasingly, the Internet. We offer a variety of products such as sports cards and memorabilia, coins, currency and jewelry, many of which we sell on an exclusive basis. We produce programming in a digital format in our new state-of-the-art facilities in Nashville, Tennessee. The programming is transmitted by satellite to cable television systems, television broadcasting stations and satellite dish receivers across the country. We also deliver programming through our website, shopathomeonline.com. We intend to launch our new website, collectibles.com, in the fall of 1999. We intend for collectibles.com to be the premier website for the sale of collectible products.


     We believe that the emergence of the Internet as a global interactive communications medium provides us with an opportunity to leverage our traditional broadcast assets and our significant experience in marketing specialty consumer products over an electronic medium. Since 1994, we have increased our revenues from $21.7 million to $100.5 million in 1998 and $110.4 million for the nine months ended March 31, 1999, almost entirely through the use of traditional television broadcasting. The Internet offers us the potential to broaden our customer base, the ability to offer an expanded product line, the capability to use computer technology to reduce the cost of processing and fulfilling customer orders, and the opportunity to enhance the consumer shopping experience, which we believe will result in additional repeat customers and higher sales. In 1997, we established our first website, shopathomeonline.com, which offers many of the same products sold on our television programming. We are working with Oracle Corporation, a leading information management software company, and iXL Enterprises, Inc., a leading Internet services company, to develop collectibles.com.



     To generate traffic to our websites, we plan to enter into other promotional arrangements with Internet portals in addition to our recent promotional arrangements with Yahoo! and Go Network, leading Internet portals. We also market our websites at minimal incremental cost, through cross-promotional advertising on our television broadcast programming, introducing our traditional television shoppers to a more interactive and cost-efficient sales method.



     We own and operate six UHF television stations, which are located in the San Francisco, Boston, Houston, Cleveland, Raleigh and Bridgeport markets. Five of our television stations are located in the top 13 television markets in the United States, including our Bridgeport, Connecticut station which covers a portion of the New York City metropolitan area market. As of May 24, 1999, our television programming reached, during all or part of the day, approximately
52.0 million households that receive cable television and direct broadcast system (DBS) programming. Approximately 8.9 million cable households receive our programming on essentially a full time basis (20 or more hours per day).



     Our products are segmented into three categories: licensed and authenticated products, consumer and specialty products and jewelry and lifestyle products. Licensed and authenticated products include sports collectibles and sports related products, movie memorabilia and other signed and autographed merchandise. Consumer and specialty products include electronic equipment, coins and currency and cutlery and knives. Jewelry and lifestyle products include jewelry, gemstones, health and beauty products, personal care items and clothing. We believe that our product mix and marketing strategy are unique in the electronic commerce industry because we feature products with high average selling prices and emphasize merchandise that is not widely available, and is purchased primarily by men.


     Shop At Home is incorporated in Tennessee and our principal place of business and executive offices are located at 5388 Hickory Hollow Parkway, Antioch, Tennessee 37013. Our telephone number is (615) 263-8000, and our Internet address is www.shopathomeonline.com.

                               BUSINESS STRATEGY

     Our business objective is to become a leading seller of specialty consumer products, primarily collectibles, through electronic media by implementing the following strategies:


     o Increase Internet Distribution. We plan to increase the distribution of our programming through the Internet. We will continue to distribute our programming over our website, shopathomeonline.com, and plan to launch our new website, collectibles.com, in the fall of 1999. Through this distribution, we will market our products to a new audience and to an audience which may not have access to our television programming. To increase the visibility of our websites and expose more potential customers to our programming, we will promote our websites on our television programming and we expect to place information about our websites on high traffic portals, in addition to our recent promotional arrangements with Yahoo! and Go Network. This increased visibility will create additional brand awareness, assisting us in reaching our goal of establishing collectibles.com as the premier website for collectors.



     o Broaden Our Television Programming Reach. We intend to further broaden the distribution of our programming by continuing to acquire broadcast television stations in major markets on a cost-effective basis and by seeking more favorable programming times on those stations and cable systems on which our programming currently appears. Owning stations in select markets enables us to increase our viewership by exercising "must carry" rights with cable system operators in those markets. We also plan to increase our programming distribution through additional carriage agreements with cable systems and broadcast television stations owned by third parties.


     o Continue to Offer High Quality, Differentiated Product Mix. We plan to continue pursuing our strategy of selling products such as sports memorabilia, coins and other collectible products, some of which are not readily available through other television programming, Internet or retail competitors. We believe our emphasis on selling higher priced, exclusive and authenticated merchandise creates a unique market niche for us. This enhances our ability to obtain carriage from cable systems and television broadcasters and to establish relationships with Internet portals.

     o Improve Profit Margins. As our website sales increase as a percentage of our total sales, the expenses associated with such increased sales can be contained through the use of technological efficiencies which will offer the opportunity to improve our profit margins. We also plan to improve profit margins by taking advantage of our purchasing power to negotiate lower wholesale prices with vendors and spreading fixed charges over an increased sales base. We will continue to optimize inventory levels through a combination of methods which allows us to operate with minimal working capital requirements, thereby further enhancing margins.

     o Leverage Customer Database. Our new integrated computer system, which should be operational by the end of 1999, will permit us to better manage and enhance our existing customer database in order to profile and track the purchasing habits of our customers. This use of the database will enable us to refine our merchandising decisions to maximize viewer interest by evaluating the historical purchasing preferences of our customers. Our new sales systems will enable us to utilize this information in real time to offer customers additional products which are complementary to the products they purchase.

     o Develop Alternative Sources of Revenue. We believe there are several opportunities to establish complementary sources of revenue, including:
       (a) the sale of advertising on our websites; (b) the introduction of an out-bound telemarketing program; and (c) the sale of additional products through direct marketing and package insert programs.

                              RECENT DEVELOPMENTS

collectibles.com

     We are making a significant investment in the development of our new website, collectibles.com. We plan to launch this website in the fall of 1999, and we intend for collectibles.com to offer the most diverse selection of collectible products on the Internet, using advanced multimedia content, including streaming video and audio.


     In April 1999, we entered into an agreement with iXL to develop our collectibles.com website. Under this agreement, we will pay iXL up to $3.0 million to construct and customize this website, to create interactive interfaces, to develop software to manage and facilitate customer transactions and to provide marketing advice.





Internet Promotional Arrangements


     In April 1999, we entered into an agreement with Yahoo!. Under the agreement, Shop At Home and Yahoo! will cross-promote each other's products and services. The agreement does not require the payment of any funds from us to Yahoo!.


     In June 1999, we entered into an agreement with Go Network, under which Shop At Home will be a preferred merchant promoted in the Go Shop collectibles and jewelry departments. Shop At Home will pay a fixed monthly fee and a percentage of revenues under the agreement.





Integrated Computer System


     In early 1999, we entered into a series of agreements with Oracle to acquire and install a new integrated computer hardware and software system which involves virtually all aspects of our business. Oracle's system will enable us to make more efficient use of our call center operations, our e-mail capabilities and other methods of contact with our customers. These agreements also provide for the installation of the computer hardware which will support our collectibles.com website. The estimated cost of the equipment, software and installation is $10.0 million.




Television Station Acquisitions



     We purchased WBPT(TV), a UHF broadcast television station located in Bridgeport, Connecticut on June 3, 1999. The signal from this station reaches a portion of the New York City metropolitan area, the largest market in the United States. The purchase price for the station was $21.0 million, of which we paid into escrow approximately $4.8 million. All or part of this escrow amount will be paid to the seller of the station based upon the future increase in the number of cable households which receive the station's signal. At closing, the station was carried in approximately 680,000 households. This number must increase to 900,000 in six months, or in certain events in 12 months, for the seller to receive all of the escrow amount. Any amount of the escrow amount not paid to the seller will be returned to Shop At Home. Under an agreement with the current owner, our programming has been broadcast on WBPT on substantially a full-time basis since April 3, 1999. At closing, the call sign of the station was changed to WSAH.



     On May 24, 1999 we entered into a non-binding letter of intent with the owner of WNTO(TV) to purchase the station for approximately $22.5 million. This station is located in the Orlando, Florida market, the nation's 22nd largest market. Under the letter of intent, we have 30 days to complete a due diligence review of the station which is currently being performed. There can be no assurance that a definitive agreement will be executed or the sale consummated.

                                  THE OFFERING


Shares offered by Shop At Home..................  8,000,000 shares

Shares offered by selling stockholders..........  850,000 shares

Total shares outstanding after this offering....  32,376,737 shares

Use of proceeds by Shop At Home.................  We intend to use the net proceeds (1) to repay a bridge loan of
                                                  $20.0 million used to purchase WBPT(TV), (2) to develop,
                                                  launch and promote the collectibles.com website, (3) to make acquisitions of additional television stations, (4) to pay the cost of developing and installing a new computer system and
                                                  (5) for general corporate purposes.

Nasdaq National Market symbol...................  SATH



     The information above in regard to the number of shares outstanding is as of June 3, 1999.


     You should be aware that the total shares outstanding after this offering do not include:


     o 2,396,200 shares subject to outstanding options with a weighted average exercise price of $6.03 per share;


     o 2,800,000 shares subject to outstanding warrants with a weighted average exercise price of $1.29 per share;


     o 57,400 shares reserved for issuance under our stock option and incentive plans;


     o 106,123 shares reserved for issuance to holders of our Series A Preferred Stock if they elect to convert their shares; and

     o 1,200,000 shares reserved for the exercise of the underwriters' over-allotment option from us.

                                  RISK FACTORS


     You should consider the risk factors before investing in Shop At Home's common stock and the impact from various events which could adversely affect our business.

                             SUMMARY FINANCIAL DATA

     The summary financial information set forth below should be read in conjunction with our consolidated financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations," included elsewhere in this prospectus.

                                                                                                  NINE MONTHS ENDED
                                                             YEAR ENDED JUNE 30,                      MARCH 31,
                                               ------------------------------------------------   ------------------
                                                1994      1995      1996      1997       1998      1998       1999
                                               -------   -------   -------   -------   --------   -------   --------
                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)            (UNAUDITED)
STATEMENTS OF OPERATIONS DATA:
Net revenues.................................  $21,717   $26,976   $40,675   $68,832   $100,518   $70,457   $110,442
Cost of goods sold (excluding other operating
  expenses)..................................   14,278    17,121    24,516    40,626     58,862    40,866     65,869
Other operating expenses.....................    8,406    11,010    16,930    25,882     38,069    26,828     42,461
Other expense (income).......................       14       (89)      (57)     (232)    (1,703)   (1,214)      (676)
Interest expense, net........................       72       216       795     1,080      2,850       741      6,590
                                               -------   -------   -------   -------   --------   -------   --------
Net income (loss) before income taxes........   (1,052)   (1,282)   (1,509)    1,476      2,440     3,236     (3,802)
Income tax expense (benefit).................       --        --      (104)      (80)       927     1,238     (1,445)
                                               -------   -------   -------   -------   --------   -------   --------
Net income (loss)............................  $(1,052)  $(1,282)  $(1,405)  $ 1,556   $  1,513   $ 1,998   $ (2,357)
                                               -------   -------   -------   -------   --------   -------   --------
                                               -------   -------   -------   -------   --------   -------   --------
Weighted average common shares -- basic.....     8,225     9,437    10,284    10,651     14,511    11,593     23,567
Weighted average equivalent shares --
  dilutive..................................     8,225     9,437    10,284    14,268     17,496    14,743     23,567
Basic earnings (loss) per share(1) ..........  $ (0.13)  $ (0.14)  $ (0.14)  $  0.14   $   0.10   $  0.17   $  (0.10)
Diluted earnings (loss) per share(1).........  $ (0.13)  $ (0.14)  $ (0.14)  $  0.12   $   0.09   $  0.14   $  (0.10)


                                                                                                 MARCH 31, 1999
                                                                                           --------------------------
                                                                          JUNE 30, 1998     ACTUAL     AS ADJUSTED(2)
                                                                          -------------    --------    --------------
                                                                                                  (UNAUDITED)
BALANCE SHEET DATA:
Working capital........................................................     $  11,568      $  2,485       $ 75,373
Total assets...........................................................       143,770       146,436        219,324
Current liabilities....................................................        19,212        23,904         23,904
Long-term debt and capital leases, less current portion................        75,254        75,000         75,000
Redeemable preferred stock.............................................         1,393         1,075          1,075
Stockholders' equity...................................................        44,360        45,512        118,400


(1) For details of the calculation of basic and dilutive earnings per share, see
    Note 12 to the Consolidated Financial Statements.


(2) The balance sheet data, as adjusted, reflects the receipt of the estimated net proceeds of this offering at an assumed public offering price of $9.6563 per share and assumes that the over-allotment option from us is not exercised.

                                  RISK FACTORS

     You should carefully consider the following risk factors, in addition to the other information included in this prospectus, before purchasing shares of common stock of Shop At Home. Each of these risks could adversely affect our business, operating results and financial condition, as well as adversely affect the value of an investment in our common stock. This investment involves a high degree of risk.

     RISKS RELATED TO OPERATIONAL MATTERS

     WE HAVE A HISTORY OF LOSSES AND ANTICIPATE FUTURE LOSSES. There is no assurance that we can be profitable on a continuing basis. We had net losses of $1.1 million for fiscal 1994, $1.3 million for fiscal 1995 and $1.4 million for fiscal 1996. For the nine months ended March 31, 1999, we had a net loss of $2.4 million. As of March 31, 1999, we had an accumulated deficit of approximately $7.1 million.

     As we continue to implement our growth strategy, we intend to devote significant resources to develop and market our websites and to acquire additional television stations. We will incur these costs before the anticipated related revenues. We expect to continue to incur operating and net losses and negative cash flow from operations, primarily due to our Internet expansion, through at least the next fiscal year. It is possible that we may not return to profitability or achieve favorable results.

     FAILURE TO MANAGE OUR RAPID GROWTH AND RELATED EXPENSES COULD ADVERSELY AFFECT OUR BUSINESS. We have experienced rapid growth in revenues in recent years. For fiscal 1995, 1996, 1997 and 1998, our revenues increased by 24%, 51%, 69% and 46% over revenues for the prior fiscal year. Almost all of the growth in revenues in these years resulted from expanded carriage of our television programming on cable systems and broadcast stations. During these periods, we increased substantially the amounts paid for the carriage of our programming. We incurred other increased expenses associated with our growth, such as the opening of our new Nashville facilities, the upgrade of our hardware and software systems and increased payroll. We anticipate that further expansion of our facilities, infrastructure and payroll will be necessary to accommodate increased sales. We must effectively control expenses to operate profitably. We expect that our growth will continue to place a significant strain on our management, operational and financial resources.

     WE FACE SIGNIFICANT COMPETITION. The sale of consumer products by electronic media is intensely competitive. The television commerce industry is dominated by two established competitors, The Home Shopping Network and the QVC Network. Both of these networks have substantially more television and cable carriage than we do. We also compete with ValueVision, another broadly distributed television commerce company. Additionally, we compete with other companies which sell consumer goods on the Internet. Many of our competitors, both in television and Internet commerce, have substantially greater financial, distribution and marketing resources than we do. We generally compete with traditional store and catalogue retailers, many of whom also have substantially greater financial, distribution and marketing resources than we do. These competitors may enter into business combinations, joint ventures and strategic alliances with each other, which could further enhance their resources.

     WE MAY NOT BE ABLE TO INCREASE OUR TELEVISION DISTRIBUTION. Our growth relies on increasing the television distribution of our programming. This will require entering into new carriage agreements and acquiring additional television stations. There can be no assurance that we will be successful in entering into agreements or acquisitions on terms acceptable to us. Additionally, there can be no assurance that the money required to enter into these agreements will be available to us. If we cannot enter into these agreements, we may be unable to increase our distribution. This could cause our growth to slow or stop.


     OUR BRAND NAMES MAY NOT ACHIEVE THE BROAD RECOGNITION NECESSARY TO
SUCCEED. We believe that the importance of brand recognition for collectibles.com, Shop At Home Network and shopathomeonline.com will increase as more companies engage in electronic commerce. If vendors do not perceive that we have an effective marketing and sales channel for their merchandise, or consumers do not perceive us as offering an entertaining and desirable way to purchase merchandise, we will be unsuccessful in promoting and maintaining our brands. We expect to substantially increase our financial commitment to create and maintain brand loyalty among vendors and consumers with no assurance of success.


     WE COULD EXPERIENCE SYSTEM AND EQUIPMENT FAILURES THAT COULD HARM OUR BUSINESS. Our success is dependent upon our television programming equipment and our communications and computer hardware and software, substantially all of which is located at our Nashville facilities. We are in the process of installing new hardware and software at these facilities, and we may encounter difficulty in such installation, including the integration of hardware and software provided by different vendors. Significant difficulties could delay the launch of our collectibles.com website in addition to other adverse consequences. We will be dependent on these vendors for post-installation maintenance and support which cannot be assured.

     Our equipment and systems are also vulnerable to break-down, natural disasters, power loss, telecommunication failures and similar events. Our owned television stations are subject to the same interruptions and failure. Our computer servers are vulnerable to computer viruses, physical or electronic break-ins, attempts by third parties deliberately to exceed the capacity of our systems and similar disruptive problems. These and other problems caused by third parties could lead to interruptions, delays, loss of data or cessation in service to our customers.

     OUR SUCCESS DEPENDS ON OUR KEY PERSONNEL. Our success is substantially dependent upon the ability and expertise of our senior management and other key employees, including Kent E. Lillie, our President and Chief Executive Officer. If we lose the services of one or more key employees, our operations could be adversely affected. There can be no assurance that Mr. Lillie will serve out the term of his employment and non-compete agreement through February 2004, or extend his employment beyond such date. There can also be no assurance that the other key executive officers, even those employed pursuant to employment or non-compete agreements, will continue their employment.

     WE MAY NOT BE ABLE TO HIRE OR RETAIN THE EMPLOYEES REQUIRED TO EXPAND OUR BUSINESS. Most of our employees work in Nashville, where the current unemployment rate is very low. This makes it difficult for us to attract and retain qualified personnel for a variety of positions. The development and implementation of the computer systems necessary to support our websites require technical abilities and expertise which are different from the technical skills necessary for a television programming operation. As a result, we will need to employ additional highly skilled personnel to develop and maintain our websites. There can be no assurance that we will be able to hire these employees or that we will be able to afford the salaries they may demand. If we are unable to employ these persons within our planned timetable or the costs of such employees are higher than expected, the introduction of collectibles.com might be delayed, and our operations generally could be adversely affected.

     OUR OPERATING RESULTS MAY FLUCTUATE FROM PERIOD TO PERIOD. Our quarterly and annual operating results may fluctuate significantly as a result of a variety of factors, many of which are outside our control. These include:

     o our ability to react quickly to consumer trends and the popularity of some categories of collectible items;

     o our ability to acquire desirable products on an exclusive basis;

     o technical difficulties or service interruptions;

     o the amount and timing of operating costs and capital expenditures relating to expansion of our business, operations and infrastructure;

     o general, regional and local financial conditions that may impact our potential customers and suppliers; and

     o the seasonality of our business.

     RISKS RELATED TO THE INTERNET

     WE HAVE A LIMITED HISTORY OF OPERATIONS ON THE INTERNET AND OUR INTERNET STRATEGY MAY BE UNSUCCESSFUL. We introduced shopathomeonline.com in 1997 and plan to launch collectibles.com in the fall of 1999. Our revenues from Internet commerce have been insignificant to date. We plan to devote significant funds and resources to develop and promote these websites, including a significant portion of the proceeds of this offering. In addition to the risks of our business generally, the risks associated with developing operations in a new and rapidly evolving market, such as online commerce, include our ability to:

     o successfully implement our brand awareness and marketing campaigns;

     o successfully compete against other companies that sell similar products online;

     o develop new strategic and marketing relationships, including agreements with Internet portals, to advertise and direct customers to our websites;

     o continue to develop and upgrade our technology;

     o manage growth;

     o respond to changes in a rapidly evolving and unpredictable business environment; and

     o attract, retain and motivate qualified personnel.

     OUR BUSINESS WILL BE DEPENDENT ON THE DEVELOPMENT AND MAINTENANCE OF THE INTERNET INFRASTRUCTURE. The success of our Internet commerce business will depend in large part upon continuing development of infrastructure for providing Internet access and services. The Internet could lose its viability due to delays in the development or adoption of new standards and protocols intended to handle increased levels of Internet activity. There can be no assurance that the infrastructure or complementary services will be developed or, if they are developed, that the Internet will be a viable marketing and sales channel for the merchandise we offer.

     SECURITY BREACHES COULD HARM OUR BUSINESS. A significant barrier to electronic commerce is the secure transmission of confidential information over public networks. Currently, a significant number of our customers authorize us to bill their credit cards to buy our products. For Internet sales we rely on encryption and authentication technology licensed from third parties to protect the confidentiality of our customers' information. Advances in computer capabilities, new discoveries in the field of cryptography or other developments may result in a compromise or breach of the technology used by us to protect customer transaction data. A party who is able to circumvent our security measures could misappropriate proprietary information or cause interruptions in our operations. Our security measures may not prevent security breaches. Our failure to prevent security breaches could harm our business, damage our reputation and expose us to a risk of loss or litigation and possible liability.

     THE PROTECTION OF OUR DOMAIN NAMES IS UNCERTAIN BECAUSE THE REGULATION OF DOMAIN NAMES IS SUBJECT TO CHANGE. We hold rights to various Internet domain names, including shopathomeonline.com and collectibles.com. Regulation of domain names is expected to change in the near future. We may not be able to acquire or to maintain appropriate domain names in all countries in which we do business. Furthermore, regulations governing domain names may not protect our trademarks and similar proprietary rights. Third parties have domain names similar to ours, and we may be unable to prevent third parties from acquiring additional domain names that are similar to ours or that infringe upon or diminish the value of our trademarks and other proprietary rights.

     THE INTERNET IS SUBJECT TO LEGAL UNCERTAINTIES AND POTENTIAL GOVERNMENTAL REGULATION THAT COULD AFFECT OUR BUSINESS. The application of existing laws to the Internet, particularly with respect to property ownership, the payment of sales taxes, libel and personal privacy, is uncertain and may take years to resolve. Because the Internet and electronic commerce are becoming increasingly popular, various governments may seek to adopt laws and regulations to control their use. These laws and regulations could apply to privacy, pricing and the characteristics and quality of products and services. The growth and development of electronic commerce may also prompt calls for more stringent consumer protection laws. These laws may impose additional burdens on companies conducting business over the Internet. The adoption of any of these laws or regulations may reduce Internet usage, which, in turn, could decrease the demand for our products or increase our costs. Several telecommunications carriers have asked the Federal Communications Commission to regulate telecommunications over the Internet, regulate Internet service providers and online service providers and impose access fees on those providers. If the FCC grants these requests, the costs of communicating on the Internet could increase substantially, which could reduce Internet usage. Any such request granted by the FCC could harm our business. In addition, U.S. and foreign laws regulate our ability to use customer information and to develop, buy and sell mailing lists. New restrictions in this area could limit our ability to operate as planned and result in significant compliance costs.

     RISKS RELATED TO OUR CAPITAL STRUCTURE AND THIS OFFERING

     WE HAVE SUBSTANTIAL DEBT, AND OUR SENIOR NOTES REQUIRE LARGE INTEREST PAYMENTS AND THE PAYMENT OF PRINCIPAL IN 2005. Our long term debt consists of $75.0 million of 11% Senior Secured Notes issued in March 1998. The annual interest payments on the Notes total approximately $8.3 million, and the entire principal amount is due in April 2005. This debt could have material consequences to us and the holders of our securities, including the following:

     o a substantial portion of our cash flow from operations, if any, will be used for the payment of the principal and interest on our debt and will not be available for other purposes; and

     o our ability to obtain additional financing in the future for acquisitions, working capital, capital expenditures and general corporate or other purposes may be impaired.

     If we are unable to generate sufficient cash flows from operations to pay our semi-annual interest obligation or the principal at maturity, we may be required to refinance some or all of this debt. If we are not able to refinance our debt on acceptable terms or to borrow additional money, we could be forced to default on our debt obligations.

     THE TERMS OF OUR DEBT IMPOSE RESTRICTIONS ON OUR BUSINESS. The Indenture we entered into when we issued the Notes restricts our ability to do the following:

     o incur additional debt;

     o pay dividends;

     o make certain payments;

     o incur liens;

     o issue or sell the stock of some of our subsidiaries;

     o use net proceeds from certain asset sales for some purposes other than repayment of the Notes;

     o merge with another company;

     o sell substantially all of our assets;

     o enter into certain transactions with our affiliates; or

     o encumber our assets.

     Because of these covenants, our ability to respond to changing business and economic conditions might be significantly restricted, and we may be prevented from engaging in transactions that might otherwise be considered beneficial to us.


     YOU WILL INCUR IMMEDIATE AND SUBSTANTIAL DILUTION. You will experience immediate and substantial dilution in pro forma net tangible book value per share of common stock from the public offering price. As of March 31, 1999, we had a net tangible book value per share of $1.61, and the net pro forma tangible book value would have been $3.47 assuming a public offering price of $9.6563 per share. You would be diluted by $6.19 per share.


     OUR STOCK PRICE MAY FLUCTUATE, WHICH MAY MAKE IT DIFFICULT TO RESELL YOUR SHARES AT ATTRACTIVE PRICES. The market price of our common stock has been subject to significant fluctuations in the past and could be subject to these fluctuations in the future in response to our operating results and other factors. For example, during the 52-week period ended March 31, 1999, the reported closing price of our common stock was as high as $30.06 on February 8, 1999 and as low as $1.88 on October 7, 1998. In addition, the stock market in recent years has experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of individual companies. Such fluctuations, and general economic and market conditions, may adversely affect the market price of the common stock.

     OUR MANAGEMENT WILL HAVE SUBSTANTIAL DISCRETION OVER THE USE OF PROCEEDS OF THIS OFFERING AND MAY NOT APPLY THEM EFFECTIVELY. Management will have significant flexibility in applying the net proceeds of this offering to us and may apply the net proceeds in ways with which you do not agree. The failure of management to apply these funds effectively could materially harm our business.

     SALES OF SHARES ELIGIBLE FOR FUTURE SALE COULD IMPAIR OUR STOCK PRICE. The market price of our common stock could drop due to sales of a large number of shares of our common stock or the perception that such sales could occur. After the sale of the common stock offered by this prospectus, there will be 32,376,737 shares of common stock outstanding (33,576,737 shares if the over-allotment option from us is exercised in full), as well as options and warrants to purchase 5,196,200 shares. The common stock offered by this prospectus will be freely tradeable without restriction or registration under the Securities Act by persons other than our "affiliates." The remaining 24,376,737 shares of common stock which will be outstanding following this offering are also freely transferable without restriction or registration under the Act, except for 811,226 shares which have been issued by us without registration within the past one year or 3,819,918 shares which are held by our "affiliates." Our affiliates are persons which control, are controlled by or are under common control with us, and generally include our executive officers, directors and principal stockholders. We cannot predict the effect that future sales of common stock or the availability of shares for future sale will have on the market price of our common stock.


     Our executive officers, directors and principal stockholders, including the selling stockholders, have entered into lock-up agreements under which they have agreed not to offer or sell any shares of common stock or securities convertible into or exchangeable or exercisable for shares of common stock for a period of 180 days from the date of this prospectus without the prior written consent of Prudential Securities, on behalf of the underwriters. Prudential Securities may, at any time and without notice, waive the terms of these lock-up agreements specified in the underwriting agreement.


     OUR PRINCIPAL STOCKHOLDER HAS SIGNIFICANT OWNERSHIP AND HIS INTEREST MAY BE DIFFERENT FROM AND CONFLICT WITH YOURS. J.D. Clinton will be the beneficial owner of 4,703,076 shares of our common stock (including options and warrants), representing approximately 13.6% (13.1% if the over-allotment option from us is exercised) of the outstanding shares of common stock following this offering. Mr. Clinton is our largest stockholder, and his ownership could give him the ability to influence stockholder votes, such as the election of members of the Board of Directors, amendments to our charter, or approval of a merger, asset sale or other corporate transaction requiring approval of the stockholders. The concentration of ownership by Mr. Clinton could delay or prevent a change in control of Shop At Home, even when a change of control might be in the best interests of other stockholders.


     WE HAVE ANTI-TAKEOVER PROVISIONS THAT COULD PREVENT AN ACQUISITION OF OUR BUSINESS AT A PREMIUM PRICE. Our Board of Directors, without stockholder approval, can issue preferred stock. This preferred stock could have dividend, liquidation, conversion, voting or other rights that could adversely affect the rights of the holders of common stock. These shares could, under some circumstances, be utilized as a method of discouraging, delaying or preventing a change in control of Shop At Home, even if our stockholders believe the change in control would be in our best interests. In addition, certain other provisions and agreements could have the same effect, including:

     o until December 2000, we are subject to the provisions of the Tennessee Business Combination Act, which impose restrictions on mergers and other business combinations between us and any holder of 10% or more of our common stock;

     o the Indenture we entered into in connection with our issuance of the Notes imposes certain restrictions on our ability to enter into business combinations and gives the holders of the Notes the right to sell their Notes back to us at a premium in the event of a change of control; and

     o Kent Lillie, our President and CEO, has the right to terminate his employment within one year after a "change of control" of Shop At Home. A change of control for this purpose means that some stockholder owns more of our common stock than J.D. Clinton and his related parties, or that Mr. Clinton or his designee is not elected to, or is removed from, the Board of Directors (other than by a mutual agreement of Mr. Clinton and Mr. Lillie).

     RISKS RELATED TO OUR RELATIONSHIPS WITH THIRD PARTIES

     WE DEPEND ON TELEVISION AFFILIATION AGREEMENTS WHICH COULD BE TERMINATED OR NOT RENEWED. Our business is dependent upon affiliation and time brokerage agreements with television broadcast stations, cable system operators and direct broadcast satellite systems. We must renegotiate and renew these agreements from time to time. Most of these agreements give the owner of the station or cable system the right to terminate the agreement at any time on 30 days notice, or the right to preempt our programs in certain situations. We must compete with other television programmers for time on these stations and systems, and there is no assurance we can match the prices our competitors may be willing to pay. There can be no assurance that any of the agreements can be renewed on acceptable terms, if at all.

     WE DEPEND ON EXCLUSIVITY ARRANGEMENTS WITH OUR VENDORS. Our ability to maintain our gross profit margins in certain product categories is partially dependent upon exclusivity agreements with our vendors, such that we are the only seller, or one of a limited number of sellers, of particular products. Many of our vendors have not entered into exclusivity agreements with us and may not be willing to do so. Those vendors that have entered into exclusivity agreements may terminate such arrangements over time. Vendors with whom we wish to establish exclusivity agreements may instead enter into exclusivity agreements with our competitors.

     WE RELY ON SERVICE PROVIDERS AND PRODUCT VENDORS. We are dependent upon certain service providers and product vendors to conduct our business. Because we have positioned ourselves in the electronic commerce market as the seller of certain unique products, including sports memorabilia, we depend upon a limited number of suppliers for such products. This supply cannot be assured. In addition, we rely on the services of a credit card processor, a provider for our computer hardware and a significant amount of our software, and a limited number of telephone service providers and shipping companies. Should we lose or experience interruptions in the services of any of these service providers or if certain of our vendor relationships terminate, we may not be able to replace these providers or vendors.

     OUR BUSINESS DEPENDS ON THE AVAILABILITY OF TRANSPONDER ARRANGEMENTS. We depend upon the continuous availability of transponder time and satellite capacity. Our programming is transmitted via a non-preemptible satellite transponder service under an agreement expiring in 2006. The company providing the service may terminate the agreement upon the occurrence of certain defaults by us. The satellite could malfunction or otherwise cease operating. An interruption or termination of transponder service could have a material adverse effect on us.

     IF THE AUTHENTICITY OF OUR COLLECTIBLE PRODUCTS IS CHALLENGED, OUR BUSINESS MAY BE IMPAIRED. Some of the products we sell are collectibles and memorabilia, the price of which is dependent upon their unique nature and authenticity. Our ability to sell collectible products, and our business reputation generally, could be impaired if our customers have reason to question the authenticity of these products. Additionally, the failure to ensure that all the products sold are authentic could result in litigation and possible liability.

     RISKS RELATED TO TECHNOLOGY MATTERS

     WE MAY EXPERIENCE PROBLEMS FROM COMPUTER SYSTEMS THAT ARE NOT READY ON A TIMELY BASIS TO PROCESS INFORMATION ASSOCIATED WITH THE YEAR 2000. Computer systems, software packages, and microprocessor-dependent equipment may cease to function or may generate erroneous data when the year 2000 arrives. The problem affects those systems or products that are programmed to accept a two-digit code in date code fields. To correctly identify the year 2000, a four-digit date code field will be required to be what is commonly termed "year 2000 compliant." We may realize exposure and risk if the systems we depend on to conduct day-to-day operations are not year 2000 compliant. The potential areas of exposure include electronic data exchange systems operated by third parties with whom we transact business, certain products purchased from third parties for resale, and telephone systems and other equipment used internally. In addition, if we fail to make all of our internal systems year 2000 compliant in a timely manner, or if certain third parties with whom we do business are not able to make all of their systems year 2000 compliant, this could have a material adverse effect on our business, financial condition and results of operations.

     IF WE FAIL TO KEEP PACE WITH RAPID TECHNOLOGICAL CHANGE, IT COULD MATERIALLY HARM OUR ABILITY TO ATTRACT AND RETAIN CUSTOMERS. The Internet and electronic commerce industries are characterized by rapid technological change, changes in user and customer requirements, frequent new service or product introductions embodying new technologies and the emergence of new industry standards and practices that could render our websites and technology obsolete. Our performance will depend, in part, on our ability to license or acquire leading technologies, to enhance our existing services and to respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis. There can be no assurance that we will be successful in using new technologies effectively or adapting our websites and technology to emerging industry standards.

     THE INCREASING NUMBER OF CHANNELS AND WEBSITES POSE A SIGNIFICANT COMPETITIVE THREAT. In order for our customers to purchase our products, they must either watch our television programs or access our websites. Significant and increasing competition exists for the attention of our potential customers. The Internet consists of hundreds of millions of web pages and is growing at an exceptional rate. Many of these web pages are used for the sale of consumer products. The television broadcasting industry also has become increasingly competitive in recent years. The consumer has ever-growing alternatives to the traditional over-the-air television broadcast, including cable television, satellite dishes, multichannel multipoint distribution systems, pay-per-view programs and the proliferation of video recorders and video movie rentals. These changes have created smaller television viewing audiences for particular programs. Further technological developments will likely continue this trend, putting additional competitive pressures on us.

     RISKS RELATED TO LEGAL AND REGULATORY MATTERS

     WE ARE IN LITIGATION CONCERNING OUR NAME. We are a party to a lawsuit in an Illinois Federal District Court concerning the competing claims of our company and another company to use the name "Shop At Home." Neither our company nor the adverse party in the litigation has a registered trademark for the name "Shop At Home." The results of this litigation are difficult to predict and could be materially adverse to us.


     WE MAY BE SUBJECT TO LIABILITY FOR SALES AND OTHER TAXES. We do not collect sales or other similar taxes from sales made into any states other than Tennessee, Massachusetts, Colorado and Connecticut. Our business could be materially harmed if additional sales and similar taxes are imposed on us, or if penalties are assessed on us for past nonpayment of these taxes. Recently adopted federal legislation provides that, prior to October 1, 2001, a state cannot impose sales taxes on products sold on the Internet, unless these taxes could be charged on non-Internet transactions involving the products. During this moratorium, it is possible that taxing mechanisms may be developed that would, following the moratorium, impose increasing sales and similar tax burdens on us. While there are federal constitutional impediments to the imposition of sales tax on Internet sales and sales made through our television network, it is possible that federal legislation could be enacted to permit states to impose such taxes.


     OUR BROADCAST PROPERTIES ARE SUBJECT TO SIGNIFICANT REGULATION THAT MAY BE COSTLY AND MAY INTERFERE WITH OUR ABILITY TO CONDUCT BUSINESS. Federal law permits the operation of television broadcast stations only with a license issued by the FCC. The law empowers the FCC, among other things:

     o to determine the frequencies, location and power of broadcast stations;

     o to issue, modify, renew and revoke station licenses;

     o to approve the assignment or transfer of control of broadcast licenses;

     o to regulate the equipment used by stations;

     o to impose penalties for violations of the Communications Act or FCC regulations; and

     o to regulate some of a station's programming content.

     FCC television licenses are granted or renewed for terms of eight years, although licenses may be renewed for a shorter period. We must apply for renewal of each broadcast license. At the time an application is filed for renewal, petitions to deny the renewal may be filed by interested parties. There can be no assurance that the licenses for our stations will be renewed at their expiration dates or, if renewed, will be renewed for the full eight-year term. The non-renewal or revocation of one or more of our television station licenses could have a material adverse effect on our operations. Failure to comply with FCC rules and policies can also result in the imposition of various sanctions, including monetary forfeitures or, for particularly egregious violations, the revocation of a license.

     FUTURE CHANGES IN LAW COULD ADVERSELY AFFECT OUR BUSINESS. Congress and the FCC are currently considering new laws, regulations and policies regarding a wide variety of matters which could affect the operation and ownership of our broadcast properties. These matters include, for example:

     o changes in the FCC's multiple station ownership restrictions;

     o spectrum use fees;

     o political advertising rates;

     o free political time;

     o the rules and policies to be applied in enforcing the FCC's equal opportunity regulations; and

     o the standards to govern the evaluation of television programming directed toward children, and violent and indecent programming.

We are unable to predict the outcome of future federal legislation or the impact of any such laws or regulations on our operations.

     WE MAY BE UNABLE TO ENFORCE "MUST CARRY" RIGHTS IN SOME MARKETS. Our inability to enforce our "must carry" rights would limit our ability to expand our television programming. Cable operators are generally required by federal law to carry the signals of local commercial television stations. For purposes of the "must carry" provisions, a broadcast station's market is determined by the FCC using published industry data. The FCC, however, considers specific written requests to change a station's market area, including the exclusion of communities from a television station's market. If successful, the cable company is then not required to carry the station under its "must carry" obligations. The FCC has ruled on several of these requests and in many cases, including cases against us, has excluded particular communities from a market. We are unable to predict the impact of any future rulings of the FCC with respect to the exclusion of the carriage of our broadcast stations from any particular cable systems in our markets.

     FAILURE TO OBTAIN "MUST-CARRY" RIGHTS ON DIGITAL TELEVISION CHANNELS COULD ADVERSELY AFFECT OUR BUSINESS. The FCC has allotted to existing television stations a second channel on which to provide digital television service, or DTV. The new digital allocation may result in a signal that does not reach as many homes as the analog signal currently used by our stations. If "must-carry" rights are not extended to these DTV channels and DTV channels receive wide public acceptance, or if our coverage area is reduced, it will impede our ability to utilize this new service for the broadcast of our electronic commerce programming.

     WE COULD BE LIABLE FOR PRODUCT LIABILITY, LIBEL, VIOLATION OF INTELLECTUAL PROPERTY AND OTHER LEGAL CLAIMS. Some of the products we sell, such as cutlery and knives and exercise equipment, can pose a risk of bodily harm to our customers and others if used in an inappropriate fashion. We face the risk of claims being made and litigation being filed against us for damages associated with the use of these products. While we do not expect such litigation or the payment of damages by us to impose a material risk, the costs and legal fees of the defense of such matters could be significant. The wide exposure of our programming increases the risk that we could be subject to lawsuits for defamation, libel, invasion of privacy, for violations of publicity rights, trademarks, service marks and other intellectual property rights arising from the content of our programming. The risk of these types of lawsuits is even greater for our Internet programming because the law in this area is unsettled, and we are exposed to the risks of liability under foreign laws where our Internet programming is available. We could be liable for programming or content generated by us, our users or our vendors. This liability may require us to expend substantial resources or to discontinue certain products, programming or services. The publicity such lawsuits could generate could harm our reputation or otherwise impact the growth of our business.

                             FORWARD-LOOKING STATEMENTS

     This prospectus includes forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business. These forward-looking statements are subject to a number of risks, uncertainties and assumptions about Shop At Home, including, among other things:

     o general economic and business conditions, both nationally and in our markets;

     o our expectations and estimates concerning future financial performance, financing plans and the impact of competition;

     o anticipated trends in our business;

     o existing and future regulations affecting our business;

     o our successful implementation of our business strategy;

     o fluctuations in our operating results;

     o technological changes in the television and Internet industry; and

     o other risk factors described under "Risk Factors" in this prospectus.

     In addition, in this prospectus, the words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect" and similar expressions, as they relate to Shop At Home, our business or our management, are intended to identify forward-looking statements.

     We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this prospectus. Because of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements.

                                USE OF PROCEEDS


     The net proceeds to us from the sale of the common stock in this offering, assuming a public offering price of $9.6563 per share, are estimated to be $72.9 million ($83.9 million if the underwriters exercise their over-allotment option from us in full), after deducting underwriting discounts and commissions, and estimated offering expenses of $500,000. We intend to use these net proceeds as follows:



     o to repay a bridge loan of $20.0 million used to purchase WBPT(TV);


     o to develop and launch the collectibles.com website;

     o to make acquisitions of additional television stations;
THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. SHOP AT HOME MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

     o to pay the cost of developing and installing a new computer system; and

     o for general corporate purposes.


     Although from time to time we evaluate potential acquisitions of additional television stations, we have no present understandings, commitments or agreements regarding any such acquisition, other than the non-binding letter of intent to acquire WNTO(TV), located in the Orlando, Florida market. If the purchase of WNTO(TV) is consummated in accordance with the terms of the letter of intent, approximately $22.5 million of the net proceeds of this offering would be used for this purpose.


     Pending such uses, we may invest the net proceeds temporarily in short-term, investment-grade, interest-bearing securities or guaranteed obligations of the U.S. government. Shop At Home will not receive any proceeds from the sale of common stock by the selling stockholders.

                          PRICE RANGE OF COMMON STOCK

     Our common stock was quoted in the Nasdaq SmallCap Market from June 1995 until February 9, 1999. Since February 9, 1999, our common stock has been quoted in the Nasdaq National Market under the symbol "SATH".

     The range of market prices for our common stock during the two most recent fiscal years and for each quarter during the current fiscal year, as reported by Nasdaq's SmallCap Market and National Market, are shown below. Through the second quarter of fiscal 1999, the range shown is the high and low bid prices as reported by the SmallCap Market. For the third quarter of fiscal 1999, the high and low prices were determined by comparing the high and low bid prices in the SmallCap Market for the period of January 1, 1999 through February 9, 1999 with the high and low closing prices on the National Market for the period of February 10, 1999 through March 31, 1999, and recording the highest and lowest of those prices. For the fourth quarter of fiscal 1999, the prices shown are the high and low closing prices on the National Market.


                                                                                                    HIGH      LOW
                                                                                                   ------    -----
FISCAL 1997
     First Quarter..............................................................................   $ 4.06    $3.25
     Second Quarter.............................................................................     3.75     2.50
     Third Quarter..............................................................................     3.38     2.38
     Fourth Quarter.............................................................................     3.56     2.25
FISCAL 1998
     First Quarter..............................................................................     4.13     2.50
     Second Quarter.............................................................................     4.69     3.63
     Third Quarter..............................................................................     4.44     2.94
     Fourth Quarter.............................................................................     4.00     3.00
FISCAL 1999
     First Quarter..............................................................................     3.81     1.88
     Second Quarter.............................................................................    10.69     1.88
     Third Quarter..............................................................................    30.00     7.12
     Fourth Quarter (through June 10, 1999)......................................................   14.88     7.62



     On June 10, 1999, the last reported sale price of Shop At Home's common stock in the Nasdaq National Market was $9.6563 per share. As of March 31, 1999, there were approximately 690 record owners of the common stock.

                                DIVIDEND POLICY

     We have not declared or paid and do not anticipate declaring or paying any dividends on our common stock. Any future determination as to the declaration and payment of dividends will be made at the discretion of our Board of Directors and will depend on then existing conditions, including our financial condition, results of operations, contractual restrictions, capital requirements, business prospects and such other factors as our Board of Directors deems relevant. In addition, the terms of the Notes we issued in March 1998 restrict our ability to pay dividends.

                                 CAPITALIZATION


     The following table provides the actual capitalization of Shop At Home as of March 31, 1999. The table also provides the capitalization of Shop At Home as adjusted to reflect the receipt of the estimated net proceeds to us from this offering at an assumed public offering price of $9.6563 per share. See "Use of Proceeds." The following table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and accompanying notes included elsewhere in this prospectus.



                                                                                                MARCH 31, 1999
                                                                                            -----------------------
                                                                                             ACTUAL     AS ADJUSTED
                                                                                            --------    -----------
                                                                                                (IN THOUSANDS)
Cash and cash equivalents................................................................   $  8,821     $  81,709
                                                                                            --------     ---------
                                                                                            --------     ---------
Long-term debt...........................................................................     75,000        75,000
                                                                                            --------     ---------
Redeemable Series A Preferred Stock, $10.00 par and redemption value; 1,000,000 shares
  authorized; 106,123 issued and outstanding.............................................      1,075         1,075
                                                                                            --------     ---------
Stockholders' equity:
  Common Stock, $.0025 par value; 100,000,000 shares authorized; 24,324,937 shares issued
     and outstanding (32,324,937 as adjusted)............................................         61            81
  Non-Voting Common Stock, $.0025 par value; 30,000,000 shares authorized; none issued
     and outstanding.....................................................................         --            --
  Additional paid-in capital.............................................................     52,585       125,453
  Accumulated deficit....................................................................     (7,134)       (7,134)
                                                                                            --------     ---------
Total stockholders' equity...............................................................     45,512       118,400
                                                                                            --------     ---------
Total capitalization.....................................................................   $121,587     $ 194,475
                                                                                            --------     ---------
                                                                                            --------     ---------



     Our actual and adjusted numbers of outstanding shares of common stock as of March 31, 1999, do not include 2,396,200 shares of common stock issuable upon exercise of options under our stock option and incentive plans, 2,800,000 shares of common stock issuable upon the exercise of outstanding warrants, 106,123 shares issuable if the holders of the Series A Preferred Stock elect to convert their shares and assumes no exercise of the underwriters' over-allotment option from us.


     Our charter was amended on May 11, 1999 to increase the number of authorized shares of common stock from 30,000,000 to 100,000,000.


     We used a bridge loan of $20.0 million to purchase WBPT(TV) in Bridgeport, Connecticut, on June 3, 1999. We plan to use a portion of the net proceeds to us from this offering to pay this bridge loan in full. Since it had not been incurred on March 31, 1999, the bridge loan is not shown in the above table.

                            SELECTED FINANCIAL DATA

     The selected financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and Shop At Home's consolidated financial statements and notes thereto included elsewhere in this prospectus. The statements of operations and balance sheet data set forth below as of and for each of the five years in the period ended June 30, 1998 are derived from the audited financial statements of Shop At Home. The statements of operations and balance sheet data as of March 31, 1999 and for the nine month periods ended March 31, 1998 and 1999 are derived from the unaudited consolidated financial statements of Shop At Home; however such information reflects all adjustments (consisting of only normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of consolidated financial position, results of operations and cash flows of the interim periods.

                                                                                              NINE MONTHS ENDED
                                                   YEAR ENDED JUNE 30,                           MARCH 31,
                                   ----------------------------------------------------    -----------------------
                                    1994       1995       1996       1997        1998        1998           1999
                                   -------    -------    -------    -------    --------    -----------    --------
                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)                  (UNAUDITED)
STATEMENTS OF OPERATIONS DATA:
Net revenues....................   $21,717    $26,976    $40,675    $68,832    $100,518      $70,457      $110,442
Cost of goods sold (excluding
  other operating expenses).....    14,278     17,121     24,516     40,626      58,862       40,866        65,869
Other operating expenses........     8,406     11,010     16,930     25,882      38,069       26,828        42,461
Other expense (income)..........        14        (89)       (57)      (232)     (1,703)      (1,214)         (676)
Interest expense, net...........        72        216        795      1,080       2,850          741         6,590
                                   -------    -------    -------    -------    --------      -------      --------
Net income (loss) before income
  taxes.........................    (1,052)    (1,282)    (1,509)     1,476       2,440        3,236        (3,802)
Income tax expense (benefit)....        --         --       (104)       (80)        927        1,238        (1,445)
                                   -------    -------    -------    -------    --------      -------      --------
Net income (loss)...............   $(1,052)   $(1,282)   $(1,405)   $ 1,556    $  1,513      $ 1,998      $ (2,357)
                                   -------    -------    -------    -------    --------      -------      --------
                                   -------    -------    -------    -------    --------      -------      --------
Weighted average common
  shares -- basic...............     8,225      9,437     10,284     10,651      14,511       11,593        23,567
Weighted average equivalent
  shares -- dilutive............     8,225      9,437     10,284     14,268      17,496       14,743        23,567
Basic earnings (loss) per
  share(1) .....................   $ (0.13)   $ (0.14)   $ (0.14)   $  0.14    $   0.10      $  0.17      $  (0.10)
Diluted earnings (loss) per
  share(1)......................   $ (0.13)   $ (0.14)   $ (0.14)   $  0.12    $   0.09      $  0.14      $  (0.10)


                                                                                                 MARCH 31, 1999
                                                                                           --------------------------
                                                                         JUNE 30, 1998      ACTUAL     AS ADJUSTED(2)
                                                                         --------------    --------    --------------
                                                                                                  (UNAUDITED)
BALANCE SHEET DATA:
Working capital.......................................................      $ 11,568       $  2,485       $ 75,373
Total assets..........................................................       143,770        146,436        219,324
Current liabilities...................................................        19,212         23,904         23,904
Long-term debt and capital leases, less current portion...............        75,254         75,000         75,000
Redeemable preferred stock............................................         1,393          1,075          1,075
Stockholders' equity..................................................        44,360         45,512        118,400


------------------

(1) For details of the calculation of basic and dilutive earnings per share, see
    Note 12 to the Consolidated Financial Statements.


(2) The balance sheet data, as adjusted, reflects the receipt of the estimated net proceeds to us from this offering at an assumed public offering price of $9.6563 per share and assumes that the over-allotment option from us is not exercised.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                   FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with the "Selected Financial Data" and our consolidated financial statements and related notes included elsewhere in this prospectus.

GENERAL

     Shop At Home, founded in 1986, sells specialty consumer products, primarily collectibles, through interactive electronic media, including broadcast, cable and satellite television and, increasingly, the Internet. We offer a variety of products such as sports cards and memorabilia, coins, currency and jewelry, many of which we sell on an exclusive basis.

     Shop At Home receives revenues primarily from the sale of merchandise marketed through our programming carried by:

          o television stations from whom we have purchased broadcast time;

          o our television stations, with our programming being carried on cable television systems under the "must carry" or the retransmission consent provisions of federal law;

          o direct carriage on cable television systems under agreements with cable system operators;

          o direct-to-home satellite programming services;

          o direct reception of our satellite transmission by individuals who own satellite downlink equipment; and

          o our website.

     An increasing portion of Shop At Home's revenues is received from the sale of our merchandise through our website, shopathomeonline.com, although such revenues have not been material to date.
     Approximately 94% of our revenues are derived from the sale of products over our broadcast distribution network. Our products include sports collectibles and sports related products, movie memorabilia and other signed and autographed merchandise, electronic equipment, coins and currency, cutlery and knives, jewelry, gemstones, health and beauty products, personal care items and clothing. Beginning in 1997, Shop At Home has also received revenues from sales by its subsidiary, Collector's Edge of Tennessee, Inc. Collector's Edge sells sports trading cards under licenses from National Football League Properties, Inc. and National Football Players, Incorporated. Additionally, we receive revenues from the sale of broadcast time on our owned television stations for the broadcast of infomercials.

     As of March 31, 1999, our programming was viewable during all or part of each day by approximately 49.5 million cable households, of which approximately
8.2 million cable households received the programming on essentially a full-time basis (20 or more hours per day) and the remaining 41.3 million cable households received it on a part-time basis. To measure performance in a manner that reflects both the growth of Shop At Home and the nature of its access to part-time cable households, Shop At Home uses a cable household full-time equivalent method to measure the reach of our programming which accounts for both the quantity and quality of time available to us. To derive this full-time equivalent cable household base ("FTE Cable Household"), we have developed a methodology to assign a relative value of each hour of the day to our overall sales, which is based on sales in markets where the programming is carried on a full-time basis. Each hour of the day has a value based on historical sales. FTE Cable Households have grown from 5.4, 8.3 and 15.3 million at June 30, 1996, 1997 and 1998 respectively, to 16.6 million at March 31, 1999. Shop At Home believes that the change in the number of FTE Cable Household provides a consistent measure of the growth of Shop At Home and applies this methodology to all affiliates. Accordingly, Shop At Home uses the revenue per average FTE Cable Household as a measure of pricing new affiliate contracts and estimating their anticipated revenue performance.

     When Shop At Home enters a new market, it generally takes about three months to establish program awareness by the viewers. During this three month period, Shop At Home normally receives less revenue from sales in the market than it will expect to receive when the market matures. Shop At Home's programming is received on more than one channel in many households. Shop At Home has found that its sales in a market increase when its programming is available on more than one channel, thereby justifying the additional carriage costs.

     Shop At Home owns and operates six UHF television stations located in the San Francisco, Boston, Houston, Cleveland, Raleigh and Bridgeport markets. Five of our stations are in the top 13 television markets in the United States, including the Bridgeport, Connecticut station which serves a portion of the New York City metropolitan area market.


     Our business is somewhat seasonal, with our sales made in the last quarter of the calendar year normally being the highest for the year and the sales made in the first quarter of the calendar year being the lowest.

     Principal elements in Shop At Home's cost structure are (a) cost of goods sold, (b) transponder and cable costs and (c) salaries and wages. Shop At Home's cost of goods sold is a direct result of both the product mix and Shop At Home's ability to negotiate favorable prices from its vendors. Transponder and cable costs include expenses related to carriage under affiliation and transponder agreements. Carriage costs have increased in recent periods and Shop At Home expects this trend will continue as it enters new markets and expands the number of households and viewable hours for its programming. Carriage costs have also increased because of general increases in the rates charged for carriage. Because it takes a period of time for a market's revenue potential to mature, Shop At Home expects to pay initial carriage cost in excess of its goal of approximately 15% of revenues from the market. If carriage cost does not decrease toward this goal as the market matures, management of Shop At Home will usually attempt to renegotiate the carriage contract, seek an opportunity to terminate the carriage contract or not renew it. Salaries and wages have increased with our increased revenues and the addition of staff to support our growth.

OVERVIEW OF RESULTS OF OPERATIONS

     The following table sets forth for the periods indicated the percentage relationship to net revenue of certain items included in our Statements of
Operations:

                                                                                                   NINE MONTHS
                                                                                                      ENDED
                                                                    YEAR ENDED JUNE 30,             MARCH 31,
                                                                 -------------------------       ---------------
                                                                 1996      1997      1998        1998      1999
                                                                 -----     -----     -----       -----     -----
                                                                                                   (UNAUDITED)
Net revenues.................................................    100.0%    100.0%    100.0%      100.0%    100.0%
Cost of goods sold (excluding items listed below)............     60.3      59.0      58.6        58.0      59.6
Salaries and wages...........................................     10.1       8.1       7.4         7.3       7.4
Transponder and cable charges................................     14.8      17.6      17.7        17.8      17.5
Other general operating and administrative expenses..........     14.5      10.4      10.6        11.2       9.5
Depreciation and amortization................................      2.2       1.5       2.2         1.7       3.3
Move-related expenses........................................       --        --        --          --       0.8
Interest, net................................................      2.0       1.6       2.8         1.1       6.0
Other income.................................................      0.1       0.3       1.7         1.7       0.6
Income (loss) before income taxes............................     (3.7)      2.1       2.4         4.6      (3.4)
Income tax expense (benefit).................................     (0.3)     (0.1)      0.9         1.8      (1.3)
Net income (loss)............................................     (3.5)      2.3       1.5         2.8      (2.1)

RESULTS OF OPERATIONS

  Nine Months Ended March 31, 1999 vs. Nine Months Ended March 31, 1998

     Net Revenues.  Shop At Home's net revenues for the nine months ended
March 31, 1999 were $110.4 million, an increase of 56.8% over net revenues of $70.5 million for the same period in the previous year. The core business of sales through electronic media accounted for 94.4% of net revenues derived from an average base of 16.1 million FTE Cable Households in the nine months ended March 31, 1999 compared to an average of 10.1 million FTE Cable Households in the same period in 1998. During the nine months ended March 31, 1999, Shop At Home generated revenues per FTE Cable Household of approximately $8.63 compared with approximately $8.66 per FTE Cable Household for the same period of the prior year. The major reason for the decrease in revenues per household is that the net 6.0 million average FTE Cable Households added during the nine months ended March 31, 1999 had not yet matured. The remaining 5.6% of net revenues resulted from approximately $6.1 million in net revenues from Collector's Edge.

     Also included in net revenues was infomercial income, generated by our broadcast operations in the Boston, Houston, Cleveland, San Francisco and Raleigh markets, of $1.3 million compared to approximately $0.9 million in the comparable 1998 nine month period. This represents a 41.5% increase and is primarily due to Shop At Home having five stations in the 1999 period compared to two stations in the 1998 period. Shop At Home also sold approximately
$0.3 million of broadcast time to certain vendors during the 1998 period, but did not continue this practice in the comparable 1999 period.

     Cost of Goods Sold. Cost of goods sold represents the purchase price of merchandise and inbound freight. For the nine months ended March 31, 1999, the cost of goods as a percentage of net revenues sold increased to 59.6% from 58.0% in the comparable 1998 period. This increase is mainly due to a greater percentage of sales of lower-margin product categories, primarily electronics and coins, which collectively represented approximately 26.0% of revenues for the nine months ended March 31, 1999 compared to 23.8% of revenues for the comparable 1998 period.

     Salaries and Wages. Salaries and wages for the nine months ended March 31, 1999 were $8.1 million, an increase of 57.3% compared to the same period in 1998. Salaries and wages as a percent of revenues remained consistent in both years, reflecting the addition of new personnel commensurate with the increase in revenues.

     Transponder and Cable. Transponder and cable costs for the nine months ended March 31, 1999 were $19.4 million, an increase of $6.8 million or 54.3% compared to the same period in 1998. The cable component of this expense category remained constant at 16.3% for both periods. Although the percentage remained constant, the 1999 period reflects the reduction of cable costs of KCNS, San Francisco, and WRAY, Raleigh, which were acquired in March 1998 and therefore not included in the 1999 period. The additional expense in cable costs is the result of Shop At Home's FTE Cable Household average increasing to 16.1 million from 10.1 million for the nine month periods ending March 31, 1999 and 1998, respectively, and many of these markets had not matured at the end of the period.

     Other General Operating and Administrative Expenses. Other general operating and administrative expenses for the nine months ended March 31, 1999 were $10.5 million, an increase of $2.6 million or 32.4% compared to the nine months ended March 31, 1998. As a percentage of revenues, this constituted a decrease to 9.5% in 1999 from 11.2% in 1998 and was attributable to a number of factors, including lower legal and consulting expenses, operating supplies costs and advertising expense.

     Depreciation and Amortization. Depreciation and amortization for the nine months ended March 31, 1999 was $3.6 million, an increase of $2.4 million or 202.5% compared to the nine months ended March 31, 1998. The largest part of this increase was the $1.6 million of additional license cost amortization and depreciation for the three new television stations acquired in March 1998 and approximately $0.3 million of additional depreciation of Shop At Home's new facilities in Nashville.

     Move-Related Expenses. Move-related expenses were approximately $0.9 million in the nine months ended March 31, 1999. These expenses primarily relate to employee relocation, rental of temporary facilities, the grand opening of Shop At Home's Nashville headquarters and employee bonuses associated with the relocation.

     Interest. Interest expense for the nine months ended March 31, 1999 was $6.6 million, an increase of $5.8 million compared to the nine months ended March 31, 1998. The increase was due to the issuance in March 1998 of $75.0 million of 11% Senior Secured Notes.

     Other Income. Other income decreased to approximately $0.7 million for the nine months ended March 31, 1999 from $1.2 million for the comparable 1998 period, representing a 44.3% decrease. The major portion of this decrease was the result of the inclusion of a $0.9 million gain on the sale of Shop At Home's contractual right to acquire a Knoxville television station.

     Income Tax (Benefit) Expense. Income tax (benefit) for the nine months ended March 31, 1999 was provided at an effective tax rate of 38%.

     Net Income (Loss). As a result of the above revenues and expenses, Shop At Home generated a net loss of approximately $2.4 million for the nine months ended March 31, 1999, compared to net income of approximately $2.0 for the nine months ended March 31, 1998.

  Fiscal 1998 vs. Fiscal 1997

     Net Revenues. Shop At Home's net revenues for the year ended June 30, 1998, were $100.5 million, an increase of $31.7 million or 46.0% over the year ended June 30, 1997. The increase was primarily attributable to the addition of approximately 6.7 million FTE Cable Households over the year resulting in a total of 15.3 million FTE Cable Households at the end of June 1998. For the year ended June 30, 1998, Shop At Home generated revenues per household of approximately $9.09 on an average of 11.1 million FTE Cable Households compared with sales of approximately $10.25 per household on an average of 6.6 million FTE Cable Households in fiscal 1997. The rapid addition of new households outpaced the accompanying revenue growth, resulting in lower 1998 sales per household than 1997. The increase in households is attributable mainly to the addition of approximately 4.0 million FTE Cable Households and approximately 1.0 million additional FTE Cable Households for the last quarter of fiscal 1998 related to the acquisition of KCNS in San Francisco, California, WRAY in Raleigh, North Carolina and WOAC in Cleveland, Ohio. In addition, Collector's Edge contributed approximately $5.3 million in sales during fiscal 1998. Shop At Home also generated $1.4 million in infomercial revenue from WMFP in Boston and KZJL in Houston for the year ended June 30, 1998, representing a 40% increase over the year ended June 30, 1997. This was the result of more active sales of infomercial time at KZJL and WMFP. No infomercial income was generated from the newly acquired KCNS, WRAY or WOAC stations during the year.

     Cost of Goods Sold. For the fiscal year ended June 30, 1998, the cost of goods sold decreased slightly to 58.6% from 59.0% in the year ended June 30, 1997. This improvement was attributable to Shop At Home's ability to leverage its purchasing power due to increased sales, resulting in lower costs in most categories, especially the sports product line.

     Salaries and Wages. Salaries and wages for the year ended June 30, 1998 were $7.4 million, an increase of $1.9 million or 33.8% over the year ended June 30, 1997, which was primarily attributable to the broadening of executive and technical staffs necessary for the future growth of Shop At Home and variable labor costs associated with the higher volume of customer calls. Salaries and wages decreased as a percentage of sales to 7.4% from 8.1%.

     Transponder and Cable.  Transponder and cable costs for the year ended
June 30, 1998 were $17.8 million, an increase of $5.6 million or 46.6% over the year ended June 30, 1997. Carriage costs, expressed as a percentage of revenues, did not change significantly. This was a result of our efforts to control this expense in line with a target of 15% of sales.

     Other General Operating and Administrative Expenses. Other general operating and administrative expenses for the year ended June 30, 1998 were $10.7 million, an increase of $3.5 million or 49.3% over the year ended June 30, 1997. The major parts of this increase were $0.7 million of additional credit card fees, $0.6 million related to the relocation of our new corporate headquarters to Nashville and general increases related to the increase in sales volume.

     Depreciation and Amortization. Depreciation and amortization expenses for the year ended June 30, 1998 were $2.2 million, an increase of $1.1 million or 107% over the year ended June 30, 1997. This increase was a combination of additional amortization related to the added license cost for KCNS, WRAY and WOAC of approximately $0.5 million and an increase of approximately
$0.4 million in amortization of licenses held by Collector's Edge, which did not exist in the prior year.

     Interest. Interest expense for the year ended June 30, 1998 was $2.8 million, an increase of $1.8 million or 163.9% over the year ended June 30, 1997. The increase was due to the interest expense associated with $75.0 million of 11% Senior Secured Notes which Shop At Home issued in March 1998.

     Income Tax (Benefit) Expense.  Income tax expense for the year ended
June 30, 1998 was approximately $0.9 million, which represented an effective tax rate of 38%.

     Net Income. As a result of the above revenues and expenses, Shop At Home generated net income of approximately $1.5 million for the year ended June 30, 1998, compared to net income of approximately $1.6 million for the year ended June 30, 1997.

  Fiscal 1997 vs. Fiscal 1996

     Net Revenues. Shop At Home's net revenues for the year ended June 30, 1997, were $68.8 million, an increase of $28.2 million or 69.2% over the year ended June 30, 1996. The increase was primarily due to the addition of approximately 2.6 million FTE Cable Households over the year resulting in a total of 8.3 million FTE Cable Households at the end of June 1997. For the year ended June 1997, Shop At Home generated revenue per household of approximately $10.25 on an average of 6.6 million FTE Cable Households compared with revenues of approximately $9.50 per household on an average of 4.2 million FTE Cable Households in fiscal 1996. This increase of 2.6 million FTE Cable Households by June 1997 was attributable to the expanded coverage through the addition of approximately 2.0 million cable households reached through Company-owned stations and approximately 0.6 million FTE Cable Households through affiliation agreements with cable companies which owned multiple systems. In addition, Shop At Home generated $1.0 million in infomercial revenue from WMFP in Boston and KZJL in Houston for the year ended June 30, 1997. This represented a 53.8% increase over infomercial revenue of the year ended June 30, 1996, and was mainly attributable to greater sales of infomercial time at KZJL.

     Cost of Goods Sold. For the fiscal year ended June 30, 1997, the cost of goods sold decreased slightly to 59.0% from 60.3% of net revenues in the year ended June 30, 1996. Shop At Home was able to improve its purchasing power with the increase in sales. This resulted in lower costs in most categories, especially the sports product line.

     Salaries and Wages. Salaries and wages for the year ended June 30, 1997 were $5.6 million, an increase of $1.5 million or 35.3% over the year ended June 30, 1996. This increase was primarily due to variable labor costs associated with the higher volume of customer calls and some additions to management. Salaries and wages decreased significantly as a percentage of revenues (to 8.1% from 10.1%). This was attributable to escalating sales volumes which out-paced the added salaries.

     Transponder and Cable.  Transponder and cable costs for the year ended
June 30, 1997 were $12.1 million, an increase of $6.1 million or 101.1% over the year ended June 30, 1996. Carriage costs increased as a percentage of sales from 14.8% to 17.6% of net revenues. This was a continuation of a trend that began in 1994 when management decided to use higher cost cable distribution as a means of increasing carriage.

     Other General Operating and Administrative Expenses. Other general operating and administrative expenses for the year ended June 30, 1997 were $7.1 million, an increase of $1.2 million or 20.8% over the year ended June 30, 1996. The major components were increases in telephone expenses of approximately $0.3 million and an increase in credit card fees of approximately $0.5 million, both of which were due to increased sales. While these expenses increased in absolute dollars, they decreased significantly as a percentage of revenues due to our rapidly increasing sales volumes.

     Depreciation and Amortization. Depreciation and amortization expenses for the year ended June 30, 1997 were $1.1 million, an increase of approximately $0.2 million or 20.4% over the year ended June 30, 1996. This increase was a combination of an increase of approximately $0.2 million in amortization related to the added license cost for KZJL in Houston and the amortization of Collector's Edge's NFL licenses, offset by a decrease in depreciation of approximately $0.1 million.

     Interest. Interest expense for the year ended June 30, 1997 was $1.1 million, an increase of approximately $0.3 million or 35.8% over the year ended June 30, 1996. This increase was the result of indebtedness of $1.4 million incurred in September 1996 in connection with the acquisition of the final 51.0% interest in KZJL, and indebtedness incurred and assumed in connection with the purchase of Collector's Edge.

     Income Tax (Benefit) Expense. The income tax benefit for the year ended June 30, 1997 was approximately $0.1 million, a decline from the tax benefit for the year ended June 30, 1996. The income tax benefit for the year ended June 30, 1997 was less than the expected expense derived by applying the federal corporate tax rate to pre-tax earnings, primarily because the deferred tax valuation allowance of $1.0 million was eliminated in 1997 as management determined that the ability to realize deferred tax assets was more likely than not.

     Net Income (Loss). As a result of the above revenues and expenses, Shop At Home generated net income of approximately $1.6 million for the year ended
June 30, 1997, compared to a net loss of approximately $1.4 million for the year ended June 30, 1996.

LIQUIDITY AND CAPITAL RESOURCES

     Shop At Home's historical capital sources have included an initial public offering of common stock, proceeds from the private and additional public placements of common stock, proceeds from the exercise of warrants, bank lines of credit, public placement of debt, funds from operations and long-term debt incurred in connection with acquisitions.

     As of March 31, 1999, Shop At Home had total current assets of $26.4 million and total current liabilities of $24.0 million, resulting in working capital of $2.4 million. Shop At Home's positive working capital position was primarily due to our receipt of net proceeds from the public offering of stock and debt in March 1998, which we used to fund capital expenditures and general working capital requirements.

     Approximately 85% of Shop At Home's receipts are customer credit card charges, most of which are collected within three days of shipment. This facilitates cash flow since Shop At Home usually pays its vendors within 30 days and, as a result, Shop At Home does not need a large amount of working capital to support a rapid growth in revenues.

     During the nine months ended March 31, 1999, Shop At Home used approximately $4.3 million for operations. The major components of this net use were the loss of $2.4 million, which included non-cash items of a decrease of $1.8 million in net deferred tax liabilities, offset by $3.6 million in depreciation and amortization. In addition, Shop At Home used approximately $5.6 million to support a higher level of receivables, primarily as a result of Shop At Home offering a greater number of products on installment payments; and $1.5 million to carry higher inventory levels, primarily sports products;
$1.5 million in additional prepaid expenses and other assets. Approximately
$4.9 million was provided from operations in the form of increased accounts payable and accrued expenses.

     Shop At Home used approximately $10.0 million for investing activities. Approximately $8.1 million was expended on the completion of the Nashville facilities, including furniture and fixtures and operating equipment at that location, and on the transmitter upgrades to KCNS in San Francisco and WRAY in Raleigh. Shop At Home also spent approximately $1.9 million on other assets, $1.0 million of which was the escrow deposit for

     Approximately $1.9 million was provided to Shop At Home from financing activities during the nine month period ending March 31, 1999. The principal source was through the sale of options and warrants which provided approximately $2.5 million offset in part by approximately $0.4 million of debt repayments and approximately $0.2 million to repurchase 90,300 shares of common stock.

     Shop At Home acquired three broadcast television stations in March 1998:
KCNS located in San Francisco, California market, WRAY located in the Raleigh, North Carolina market, and WOAC in the Cleveland, Ohio market. In March 1998, Shop At Home raised a total of approximately $115.0 million from the public issuance of $75.0 million of Notes and 11.5 million shares of common stock. The proceeds were used as follows: $73.0 million to acquire the three stations; $17.0 million primarily to acquire and equip the Nashville facilities;
$11.0 million for the retirement of debt; and the balance for general corporate purposes.


     Shop At Home acquired WBPT(TV) in Bridgeport, Connecticut, on June 3, 1999 at a cost of $21.0 million. Of the total purchase price, approximately $4.8 million was placed in an escrow account. This escrow account will be paid to the seller of WBPT(TV) if the station increases its cable household reach above that existing on the closing date. The escrow account will be paid to the seller at the rate of $22 per additional cable household added, with the final determination made six months after the closing, or in certain events 12 months after the closing. In order for the full amount of the escrow account to be paid to the seller, the cable household reach must increase from 680,000 existing households as of the closing date to 900,000 cable households. The purchase price (after applying a $1.0 million escrow deposit) was funded through a bridge loan to be repaid from the proceeds of this offering. At closing, we changed the call sign of the station to WSAH.



     On May 24, 1999, we entered into a non-binding letter of intent to acquire WNTO(TV), located in the Orlando, Florida market, for approximately
$22.5 million. There can be no assurance that a definitive agreement will be entered into or that this transaction will be consummated. If consummated, a portion of the net proceeds of this offering will be used to pay the purchase price of this station.



     The acquisition of television stations impacts the results of operations as follows:


          o costs of carriage decrease to the extent that we purchased time on these stations prior to acquisition;

          o costs related to station operations increase;

          o depreciation and amortization significantly increase as a result of the acquisition of these stations;

          o interest expense increases as a result of the issuance of debt (if incurred);

          o infomercial income may increase; and

          o net revenues increase as a result of additional households.


     Shop At Home intends to launch its new website, collectibles.com, in the fall of 1999. To develop this website, Shop At Home has entered into agreements with Oracle and iXL. Oracle will provide the internal systems to manage order entry, accounting, human resources, purchasing and receivables. iXL will provide all of the interface between the site and the consumer. It is anticipated that the total cost of these two agreements will approximate $13.0 million. After collectibles.com is operational, it will require working capital to promote and develop our website in order to generate sales. Although this cost cannot be ascertained at this time, it could approximate $10.0 million. Shop At Home intends to fund these expenditures with the proceeds of this offering.



     We believe that funds necessary to meet our capital requirements for the near future will be available to us from the net proceeds of this offering. Additional financing may be necessary depending on the timing, number, size and terms of additional broadcast property acqusitions. The Indenture associated with the Notes permits us to incur debt which may be used for such future capital needs. In order to incur this debt we must satisfy certain conditions imposed by the Indenture, including a limit of $20.0 million on the amount of senior debt. After the repayment, from the proceeds of this offering, of its $20.0 million bridge loan to acquire WBPT(TV), Shop At Home expects to negotiate a $20.0 million revolving credit facility to be available for general corporate purposes.




YEAR 2000


     Computer systems, computer software, and equipment dependent on microprocessors may cease to function or work incorrectly when the year 2000 arrives. The problem affects those systems and computer products which are programmed to use a two digit code for the year, and may read the code "00" as 1900 rather than 2000. To prevent critical failures of important computers or products, this problem, sometimes referred to as the "Y2K" problem, must be identified and corrected. Systems and equipment that will not experience this problem are generally referred to as "year 2000 compliant," or "Y2K compliant."

     Shop At Home intends to become year 2000 compliant through systems replacement and believes existing capital budgets are adequate for any remaining hardware and software replacements.


     Shop At Home is supported by redundant IBM RS6000 computers, each of which communicates directly with our year 2000 compliant backup disk system. The AIX operating system currently in use is Y2K compliant. The relocation to Nashville facilitated compliance efforts by requiring the replacement of key network equipment. Since the move, approximately 90% of local area network application servers and computers have been upgraded to Windows NT systems, and we are currently testing the Y2K compliance patch to Windows NT. Additionally, Shop At Home's telephone system, Aspect software and computer server used in our call center have been upgraded and are compliant. Our telephone voice response system, the Internet web server and a software program utilized by the Human Resources department are being remediated through the replacement of the telephone voice response system and the installation of the new Oracle computer system.


     A year 2000 committee has been established and part of its task is to review businesses outside of Shop At Home whose systems are electronically linked to Shop At Home. Shop At Home has provided many of its vendors with Y2K compliant software, and management is not presently aware of any material problems in the year 2000 compliance plans of Shop At Home's major vendors and service providers. Shop At Home is investigating material vendors and suppliers to identify any non-compliance issues.

     Shop At Home has spent approximately $2.7 million on new computer hardware and systems to date. Most of the primary computer systems are being replaced either as part of the Y2K compliance program or in order to build a system to support future growth. The total cost of system replacements, including both hardware and software, will be approximately $10.0 million, in addition to prior expenditures.

     To implement the computer conversion, Shop At Home entered into agreements with Oracle and iXL. The computer system provided by Oracle will be Y2K compliant and will provide an integrated computer system for Shop At Home's business processes. Oracle's system is expected to be installed and operational by the end of 1999.


     To date we have substantially completed the review of our critical internal hardware and software systems, have identified those vendors which warrant further examination for potential problems and have mailed inquiries to those vendors as to their compliance. The following is the timetable for Shop At Home's year 2000 compliance effort during the remainder of 1999:



June....................  Internal problems to be identified and corrected and begin evaluation of the responses to questionnaires sent to suppliers. Begin testing internal systems.
July....................  Continue testing internal systems and begin contingency planning.
August..................  Complete contingency planning. Begin contingency testing. Complete the internal Oracle implementation of new hardware and software.
September...............  Continue contingency testing.
October.................  Complete all evaluation and testing. Review all portions of Y2K documentation.


     The worst case scenario for us would be for critical vendors or service providers to have Y2K problems. These critical vendors and suppliers include bank card processors, long distance telephone service providers and the full-time satellite transponder provider. Although these vendors have advised us that they are in compliance, contingency plans will include identifying alternative vendors and providers.

     Despite the concern among the general public with year 2000 problems, management does not anticipate major interruptions. The development and testing of contingency plans should assure that no major interruptions occur. Management believes its Y2K program is adequate to detect compliance problems in advance, and that the necessary resources to remedy them are available. The Y2K problem, however, has many aspects and potential consequences, some of which are not reasonably foreseeable. Therefore, there can be no assurance that unforeseen consequences will not occur.

RECENT ACCOUNTING PRONOUNCEMENTS

     Effective December 31, 1997, Shop At Home implemented Statement of Financial Accounting Standards No. 129, Disclosure of Information about Capital Structure. The Statement consolidates disclosures required by several existing pronouncements regarding an entity's capital structure. Shop At Home's disclosures were already in compliance with such pronouncements and, accordingly, SFAS 129 did not require any change to existing disclosures.

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income. The Statement establishes standards for reporting comprehensive income and its components in a full set of financial statements. The Statement will become effective for Shop At Home's annual financial statements for the fiscal year ending June 30, 1999, and is effective for its interim financial reports. Shop At Home has no items that would be classified as other comprehensive income.

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information. This Statement establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and interim financial reports issued to stockholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. The Statement will become effective for Shop At Home's June 30, 1999 fiscal year financial statements and will impact interim reporting beginning with the quarter ending September 30, 1999. Shop At Home has determined that its reportable segments will be the same as currently disclosed, although expanded disclosures will be required under provisions of the standard.

                                    BUSINESS

SHOP AT HOME

     We sell specialty consumer products, primarily collectibles, through interactive electronic media including broadcast, cable and satellite television and, increasingly, the Internet. We offer a variety of products such as sports cards and memorabilia, coins, currency and jewelry, many of which we sell on an exclusive basis. We produce programming in a digital format in our new state-of-the-art facilities in Nashville, Tennessee. The programming is transmitted by satellite to cable television systems, television broadcasting stations and satellite dish receivers across the country. We also deliver programming through our website, shopathomeonline.com. We intend to launch our new website, collectibles.com, in the fall of 1999. We intend for collectibles.com to be the premier website for the sale of collectible products.


     We believe that the emergence of the Internet as a global interactive communications medium provides us with an opportunity to leverage our traditional broadcast assets and our significant experience in marketing specialty consumer products over an electronic medium. Since 1994, we have increased our revenues from $21.7 million to $100.5 million in 1998 and $110.4 million for the nine months ended March 31, 1999, almost entirely through the use of traditional television broadcasting. The Internet offers us the potential to broaden our customer base, the ability to offer an expanded product line, the capability to use computer technology to reduce the cost of processing and fulfilling customer orders, and the opportunity to enhance the consumer shopping experience, which we believe will result in additional repeat customers and higher sales. In 1997, we established our first website, shopathomeonline.com, which offers many of the same products sold on our television programming. We are working with Oracle and iXL to develop collectibles.com.



     To generate traffic on our websites, we plan to enter into other promotional arrangements with Internet portals in addition to our recent promotional arrangements with Yahoo! and Go Network. We also can market our websites at minimal incremental cost, through cross-promotional advertising on our television broadcast programming, introducing our traditional television shoppers to a more interactive and cost-efficient sales method.



     We own and operate six UHF television stations, which are located in the San Francisco, Boston, Houston, Cleveland, Raleigh and Bridgeport markets. Five of our television stations are located in the top 13 television markets in the United States, including the Bridgeport, Connecticut station which covers a portion of the New York City metropolitan area television market. As of May 24, 1999, our television programming reached, during all or part of the day, approximately 52.0 million households that receive cable television and direct broadcast system (DBS) programming, many of which receive the programming on more than one channel. Approximately 8.9 million cable households receive our programming on essentially a full time basis (20 or more hours per day).



     Our products are segmented into three categories: licensed and authenticated products, consumer and specialty products, and jewelry and lifestyle products. Licensed and authenticated products include sports collectibles and sports related products, movie memorabilia and other signed and autographed merchandise. Consumer and specialty products include electronic equipment, coins and currency and cutlery and knives. Jewelry and lifestyle products include jewelry, gemstones, health and beauty products, personal care items and clothing. We believe that our product mix and marketing strategy are unique in the electronic commerce industry because we feature products with high average selling prices and emphasize merchandise that is not widely available, and is purchased primarily by men.


     We are incorporated in Tennessee and our principal place of business and executives offices are located at 5388 Hickory Hollow Parkway, Antioch, Tennessee 37013. Our telephone number is (615) 263-8000 and our Internet address is www.shopathomeonline.com.

INDUSTRY BACKGROUND

  Electronic Commerce

     Television Programming. Electronic commerce using full-time television programming has grown to a $3.8 billion industry. The television commerce industry is dominated by two competitors: The Home Shopping Network and the QVC Network. These two competitors' combined sales represented approximately 93% of the broadcast television commerce industry's 1998 revenues and 94% of the industry's 1997 revenues. Electronic commerce using television programming is viewable 24 hours a day in 90% of the United States.

     Television station ownership allows a broadcaster to take advantage of the "must carry" rules of the FCC. Generally, the "must carry" rules require most cable systems (with the exception of some small systems) to set aside up to one-third of their channels to carry the broadcast signals of local, full-power television stations, including those which broadcast programming that allows consumers to shop at home. These signals must be carried on a continuous, uninterrupted basis and must be placed in the same numerical channel position as when broadcast over-the-air, or on a mutually agreeable channel.

     In addition, the FCC has adopted rules for implementing digital (including high-definition) television service, or DTV service. The FCC has allotted to eligible existing television stations a second channel on which to provide DTV service. Television stations will be allowed to use these channels according to their best business judgment. These uses include multiple standard definition program channels, data transfer, subscription video, interactive materials, and audio signals, although stations will be required to provide a free digital video programming service that is at least comparable to today's analog service.

     Internet Commerce. The Internet is an increasingly significant global medium for communications, content and commerce. International Data Corporation
(IDC) estimates that the number of Internet users worldwide grew to approximately 97 million by the end of 1998 and will grow to approximately 320 million by 2002. Forrester Research estimates that about 33% of all North American households had access to the Internet at the end of 1998, and this percentage is expected to grow to 38% by the end of 1999 and to 56% by 2003. We believe that the growth in Internet usage has been fueled by a number of factors:

     o the growing number of personal computers installed in homes and the workplace;

     o advances in the performance and speed of personal computers and modems;

     o improvements in network infrastructure, security and bandwidth;

     o readily available access to the Internet; and

     o increased awareness of the Internet among businesses and consumers.

     The increasing functionality, accessibility and overall usage of the Internet and online services have made them an attractive commercial medium. The Internet and other online services are evolving into an alternative sales and marketing channel to retail stores, mail-order catalogues and television shopping. Online retailers can interact directly with customers, adjusting their featured selections, editorial insights, shopping interfaces, pricing and visual presentations to effectively market their products. We believe that the minimal cost to originate programming on the Internet, the ability to reach and serve a large and global group of customers electronically from a central location, and the potential for personalized low-cost customer interaction all provide additional economic benefits for online retailers. According to IDC, the number of Internet buyers worldwide is estimated to increase from 27.6 million in 1998 to 128.4 million in 2002, representing a compounded annual growth rate of 46.9%.

     The growing adoption of the Internet represents a significant opportunity for businesses to conduct commerce over the Internet. The Internet allows companies to develop one-to-one relationships with customers worldwide without making significant investments in traditional infrastructure, such as retail outlets, distribution networks and sales personnel. According to IDC, transactions on the Internet are expected to increase from approximately $32 billion in 1998 to approximately $426 billion in 2002, with the number of users that are buyers of products and services rising from 26% to 40% in the same period.

     Increases in consumer purchases on the Internet are expected to be a significant factor in the growth of electronic commerce. The online shopping experience offers convenience to the consumer. An online consumer's ability to comparison shop is greatly enhanced by the ability to access multiple retailers via the Internet. Online shopping also offers the consumer access to vendors who sell from larger inventories than traditional retailers. Products commonly sold on the Internet include software, books, music, CDs, airline tickets and, increasingly, specialty consumer products and larger household consumer goods.

     According to Forrester Research, total retail sales transacted over the Internet in the United States are expected to increase from $7.8 billion in 1998 to $76.3 billion in 2002, representing a compound annual growth rate of 76.9%. Forrester Research also projects that the number of U.S. households that shop online will increase from 8.7 million in 1998 to 30.3 million in 2002.

     Specialty Consumer and Collectible Products. The sale of specialty consumer products, and the collectibles industry in particular, is a large and growing segment of the retail industry. In a report issued in January 1999 based on a survey conducted in the fourth quarter of 1998, Unity Marketing, a market research firm specializing in the collectibles industry, estimated that there are approximately 32 million collectors nationwide. Based upon this survey and the average annual purchases of collectors, we believe that the market for collectibles in the United States is approximately $82 billion.

     The market for collectibles includes a broad range of products sharing in common a group of consumers interested in acquiring products as collectors' items. Collectors purchase collectibles for a variety of reasons, including nostalgia, hobby or investment. Collectibles have traditionally been sold through specialty retailers, each of whom sells one type, or a limited number of types, of collectible products. As a result, the market for collectible products is large and highly fragmented with no dominant industry retailers.

     We believe that traditional "brick and mortar" retailers face a number of challenges in providing a satisfying shopping experience for collectible products, including:

     o the number and amount of inventory that a traditional store-based retailer can carry in any one location is restricted by the physical space in the store, thereby limiting customer's options;

     o limited shelf space and store layout constraints restrict the merchandising flexibility of traditional store-based retailers, which reduces the ability of the merchandisers to blend merchandising strategies;

     o limited floor space and warehousing costs cause store-based retailers to stock only items that are popular and produce high inventory turns, resulting in limited options for the consumer; and

     o traditional store-based retailers must incur significant costs to build and inventory new retail outlets near their targeted consumer base, as well as to train new sales personnel.

     Increasingly, collectors are turning to the Internet as a source of collectible products and information regarding collectibles. Based on the Unity Marketing survey:

     o an estimated 10 million collectors in the United States have used the Internet as a source for collecting information, to have discussions with other collectors or to buy, sell or trade collectible products;

     o 60% of collectors who use the Internet have used the Internet to buy, sell or trade collectible products;

     o the total number of persons using the Internet to buy, sell or trade collectibles is projected to reach 18 to 20 million persons by the end of 2000;

     o the Internet offers companies the opportunity to expand their customer base since only 8% of collectors report that they purchase collectible products regularly through television shopping;

     o persons using the Internet in 1998 to purchase collectible products spent an average of $2,958, compared to $2,417 for collectors using more traditional means;

     o the top four product themes among persons using the Internet to purchase collectible products are Christmas, teddy bears, Walt Disney-related products and sports-related products;

     o trading cards is the largest category, based on median annual expenditures, among persons using the Internet to collect;

     o 65% of persons using the Internet to purchase collectible products belong to one or more collectors' clubs and 63% of collectors have attended special collectors' events or shows; and

     o persons using the Internet to purchase collectible products are highly sociable in their collecting and are very likely to seek out information.

THE SHOP AT HOME SOLUTION

     We believe that our electronic commerce platform provides vendors an opportunity to distribute their specialty consumer products to a mass market while maintaining appropriate margins, and providing our customers a convenient and enjoyable shopping experience in a centralized electronic retail environment. Our focus on specialty and collectible products and our commitment to excellent customer service will enable us to uniquely address the needs and desires of our customers. The key components of our solution include:

     o a convenient shopping experience in a centralized electronic retail environment;

     o an extensive product selection and specialty merchandising;

     o existing and scalable business resources, including a call center, customer service center and experienced product buyers;

     o helpful and informative shopping services;

     o community building features and opportunities for shoppers to interact;
       and

     o excellent customer service.

BUSINESS STRATEGY

     Our business objective is to become a leading seller of specialty consumer products, primarily collectibles, through electronic media by implementing the following strategies:


     o Increase Internet Distribution. We plan to increase the distribution of our programming through the Internet. We will continue to distribute our programming over our website, shopathomeonline.com, and plan to launch our new website, collectibles.com, in the fall of 1999. Through the Internet, we will market our products to a new audience and to an audience which may not have access to our television programming. Since our programming is produced in a digital format, it is easy for us to use both audio and video portions of our programming to market our products on our websites. To increase the visibility of our websites and expose more potential customers to our programming, we will promote our websites with our television programming, and we expect to place information about our websites on high traffic portals in addition to our recent promotional arrangements with Yahoo! and Go Network. This increased visibility will create additional brand awareness, assisting us in reaching our goal of establishing collectibles.com as the premier website for collectors.



     o Broaden Our Television Programming Reach. We intend to further broaden the distribution of our programming by continuing to acquire broadcast television stations in major markets on a cost-effective basis and seeking more favorable programming times on those stations and cable systems on which our programming currently appears. We are continually assessing potential acquisitions of broadcast television stations. By owning and operating stations in select markets, we can broadcast full-time programming in those markets and thereby increase the brand awareness of our websites and our quality merchandise. In addition, owning stations in select markets enables us to increase our viewership by exercising "must carry" rights with cable system operators in those markets. We also plan to increase our programming distribution through additional carriage agreements with cable systems and broadcast television stations owned by third parties.


     o Continue to Offer High Quality, Differentiated Product Mix. We plan to continue pursuing our strategy of selling products such as sports memorabilia, coins and other collectible products, some of which are not readily available through other television programming, Internet or retail competitors. We believe our emphasis on selling higher priced, exclusive and authenticated merchandise creates for us a unique market niche. This enhances our ability to obtain carriage from cable systems and television broadcasters and establish relationships with Internet portals.

     o Improve Profit Margins. As our website sales increase as a percentage of our total sales, the expenses associated with such increased sales can be contained through the use of technological efficiencies which will offer the opportunity to improve our profit margins. We also plan to improve profit margins by taking advantage of our purchasing power to negotiate lower wholesale prices with vendors and spreading fixed charges over an increased sales base. We will continue to optimize inventory levels through a combination of methods which allows us to operate with minimal working capital requirements, thereby further enhancing margins.

     o Leverage Customer Database.  Our new integrated computer system, which should be operational by the end of 1999, will permit us to better manage our existing customer database in order to profile and track the purchasing habits of our customers. This use of the database will enable us to refine our merchandising decisions to maximize viewer interest by evaluating the historical purchasing preferences of customers. Our new sales systems will enable us to utilize this information in real time to offer customers additional products which are complementary to the products they purchase. By combining our database with our Internet capabilities and our new integrated computer system, we will be able to identify particular products which coincide with customer purchasing profiles. We would then be able to provide e-mail notices to customers about purchasing the products. Additionally, our sales systems allow call center operators to market merchandise to our customers on an out-bound basis.

     o Develop Alternative Sources of Revenue. We believe there are several opportunities to establish complementary sources of revenue, including:
       (a) the sale of advertising on our websites; (b) the introduction of an out-bound telemarketing program; and (c) the sale of additional products through direct marketing and package insert programs.

RECENT DEVELOPMENTS

  collectibles.com

     Website development. We are making a significant investment in the development of our new website, collectibles.com. We plan to launch this website in the fall of 1999, and we intend for collectibles.com to offer the most diverse selection of collectible products on the Internet, using advanced multimedia content, including streaming video and audio. Given that a significant portion of our revenues is derived from the sale of collectible merchandise, we see this as an opportunity to generate additional sales to our existing customers and to promote our products to a completely new audience who cannot currently view our programming on television. This investment represents a natural extension from the sale of merchandise through means of traditional television, and we anticipate that the Internet and our websites will play an increasing role in our future growth. We plan to continue to cross-promote our websites and our television programming to fully take advantage of the capabilities of electronic commerce and our digital programming.



     iXL. In April 1999, we entered into an agreement with iXL, under which iXL has agreed to develop our collectibles.com website. Under this agreement, we will pay iXL up to $3.0 million to construct and customize our website, to create interactive interfaces, to develop software to manage and facilitate customer transactions over the website and to provide website marketing advice.



  Internet Promotional Arrangements


     Yahoo!. On April 28, 1999, we entered into an agreement with Yahoo!. According to Media Metrix, yahoo.com is the most visited website, with approximately 30.9 million unique visitors in April 1999. Under the agreement, Shop At Home and Yahoo! will cross-promote each other's products and services. The agreement, which does not require the payment of any funds from us to Yahoo!, provides for:

     o placement of online banner advertising featuring us and our websites on Yahoo!'s websites;

     o inclusion of our current website and our planned website on Yahoo!'s "Listings Page;"

     o links to our websites from Yahoo! web pages;

     o placement of our logo on the Yahoo! Auction web pages;

     o Yahoo!-organized auctions which feature our collectible products on Yahoo! Auction;

     o products to be supplied by us to Yahoo! for sale on Yahoo!'s Listing Page and the advertisement of these listings on our television programming;

     o co-sponsorship of celebrity and show host chats on Yahoo! Feature Chats;

     o broadcast by us of a regularly scheduled hour (the "Totally Yahoo! Hour") during which we promote and sell Yahoo!-related products; and

     o the placement of the Yahoo! logo on certain of our printed materials, the display of its logo during some of our television programming and our broadcast of commercial spots for Yahoo!.


     Go. On June 9, 1999, we entered into an agreement with Infoseek Corporation, the owner of the website go.com, a leading internet portal. Go Network has advised us that it has over 50 million page views per day and over 11 million registered users. Under the agreement, Shop At Home will receive Gold Merchant status under the Go Shop collectibles and jewelry departments. Shop At Home will be one of only three Gold Merchants within each of these departments. Benefits of Gold Merchant status include preferred placement within Go Shop collectibles and jewelry departments, preferred ranking in product searches, and banner placements on the Go Shop home page. Under the agreement, we will pay Infoseek a fixed fee on a monthly basis as well as an amount equal to a percentage of our revenue attributable to sales made through the go.com website. The term of the agreement begins on the earlier of September 30, 1999 or the launch of collectibles.com and is for a term of one year, but either party may terminate the transaction after 180 days upon giving 45 days notice.





Integrated Computer System.



     Oracle. In early 1999, we entered into a series of agreements with Oracle to acquire and install a new integrated computer system. This integrated computer system includes new hardware and software and involves virtually all aspects of our business. With this integrated Oracle "enterprise solution" computer system, we will be able to make more efficient use of our call center operations, our e-mail capabilities and other methods of contact with our customers. These agreements also provide for the installation of the computer hardware which will be necessary to support our collectibles.com website. The estimated cost of the equipment, software and installation is $10.0 million.





Television Station Acquisitions



     Acquisition of WBPT(TV), Bridgeport, Connecticut. We purchased WBPT(TV), a UHF broadcast television station located in Bridgeport, Connecticut on June 3, 1999. The signal from this station reaches into the New York City metropolitan area, the largest television market in the United States. The purchase price for the station was $21.0 million; however, we placed approximately $4.8 million of the purchase price in escrow pending the determination of the number of cable households which receive the station 180 days after the closing and, in some events, 360 days after the closing. Under the terms of the acquisition agreement for the station, the sellers, Paxson Communications of New York-43, Inc. and Paxson New York License, Inc., are obligated to demonstrate that the station is received by 900,000 cable homes as of the closing date or on certain dates thereafter in order to receive the full purchase price. The sellers have filed a petition with the FCC asking it to amend its rules to provide that WBPT be considered a part of the Hartford, Connecticut market, in addition to the New York DMA. The petition has been partially granted by the FCC, but is not yet final and may be appealed. If the FCC decision is ultimately implemented, we believe the station will reach over 900,000 households. On June 3, 1999 the station reached approximately 689,000 cable households. We have changed the call sign of the station to WSAH. Under an agreement with the sellers, our programming has been broadcast on WBPT on substantially a full-time basis since April 3, 1999.



     Letter of Intent to Acquire WNTO(TV), Daytona Beach, Florida. On May 24, 1999 we entered into a non-binding letter of intent with the owner of WNTO(TV), Daytona Beach, Florida to purchase the station for approximately $22.5 million. This station is located in the Orlando, Florida market, the nation's 22nd largest market. Under the letter of intent, we have 30 days to complete a due diligence review of the station, which is currently being performed. There can be no assurance that we will enter into a definitive agreement.


DISTRIBUTION OF PROGRAMMING

     We distribute our programming to viewers by or through:

     o our owned and operated television stations;

     o television stations with which we have entered into agreements to purchase broadcast time;

     o the carriage of those television broadcasts by cable television systems under the "must carry" or retransmission consent provisions of federal law;

     o direct carriage on cable television systems under agreements with cable system operators;

     o the direct reception of our satellite transmission by individuals who own satellite dishes and direct broadcast satellites; and

     o our current website.

     As of May 24, 1999, our programming is viewable on television during all or part of each day by approximately 52.0 million individual cable households throughout North America, including DBS households. Of these households, approximately 8.9 million households received the programming on essentially a full-time basis (20 or more hours per day). We estimate (based on a proprietary formula) that the 52.0 million cable households that receive our programming for all or part of a day are the equivalent of approximately 18.1 million cable households receiving our programming on a full-time basis. Our full-time programming consists primarily of viewers in the San Francisco, Boston, Houston, Cleveland, Raleigh, Bridgeport and Nashville markets. These numbers do not include the number of persons receiving our programming over satellite downlink equipment or from over-the-air transmission of our signal.

     The following table sets forth certain information with respect to our programming distribution to television cable households at May 24, 1999:

     Number of Hours of Programming Available to Households per Day

                                                     0 TO 3    3+ TO 6    6+ TO 9    9+ TO 12    OVER 12    TOTAL
                                                     ------    -------    -------    --------    -------    -----
Number of Households (in millions)................     5.4       25.4       5.5         4.2        11.5      52.0

     Programming Origination. We originate our programming from our studios and technical facilities in Nashville, Tennessee. We transmit our programming to transponders leased or subleased by us on satellites. The satellites retransmit our signal to (a) broadcast television stations located throughout the United States, (b) cable television systems and (c) satellite dish receivers.

     Our principal satellite transponder is leased on a protected and non-preemptible basis, which means that the provider of the service has agreed to furnish us alternative service on another transponder or on another satellite should our transponder fail for any reason. Under a Services Agreement with B & P The SpaceConnection, expiring in 2006, either party may terminate the agreement upon the occurrence of specified defaults.

     We also originate programming on our website. Our website, shopathomeonline.com, is fully interactive and a visitor to this website can order a product directly from the website. We are now developing a new website, collectibles.com. We intend for collectibles.com to offer the most diverse selection of collectible products on the Internet, using advanced multimedia content, including streaming video and audio. We have engaged the services of Oracle and iXL to develop a scalable platform that will allow us to use our experience with selling specialty consumer products, especially collectibles, in real-time programming. We intend to develop a community for collectors, in which they can participate in live chat room discussions, observe product demonstrations and conduct research.

     Visitors to collectibles.com will experience a personalized shopping experience. We plan to ask visitors to register, so that we can implement certain profiling techniques, including collaborative filtering. This will permit visitors to receive information customized for their personal preferences every time they log on to our website. This technology also will be beneficial in identifying opportunities for out-bound marketing and cross-selling within our customer base.

     collectibles.com will feature a locator service or search feature which will allow visitors to search for collectible products. Each visitor will be able to fill out a form with a description of the item needed. The information will then be posted to an extranet to which our vendors will have access. Vendors who can fill the request will inform us and the customer will be notified by us for the purchase.

     Visitors to our website will be offered a place to gather information about collectible products through price guides and editorial content, as well as discussions with other collectors. We plan to differentiate collectibles.com from competing websites by offering unique features, including a bonus point system that will reward visitors for purchasing products and participating in events on the website. These points will be redeemable for discounts on merchandise and participation in events, such as celebrity chats or bidding on exclusive collectibles. The points system is expected to increase repeat traffic and to develop a more loyal customer base. We plan to offer gift certificates in any denomination which can be sent to the recipient by e-mail or regular mail.

     collectibles.com will use e-mail to provide exceptional customer service. Customers will be alerted when their packages have been shipped and will be notified via email about upcoming events, featured products, and promotional materials. The e-mail system will also allow customers to create a wish list that they can send to their friends and families. The e-mail will contain an embedded link that allows the friend or family member to enter the website at the point of product interest and purchase those items without searching. Once a purchase has been made, the purchased item will be removed from the list to prevent repeat purchases by multiple users. A visitor who sees an item that may be of interest to a friend or family member can send an e-mail message automatically. This e-mail will also contain a link back to the collectible product on the website.

     Owned and Operated Stations. The following table sets forth certain information regarding each of the broadcast stations owned by us:


                                                                                              ACTUAL CABLE HOUSEHOLDS
                                                                       DMA HOUSEHOLDS(1)            REACHED(2)
                                                                      --------------------   -------------------------
                                               LICENSE                   (IN THOUSANDS)           (IN THOUSANDS)
                    DATE                       EXPIRATION   RANK OF   BROADCAST               WHEN
CALL SIGN          ACQUIRED      DMA MARKET      DATE        DMA      TELEVISION    CABLE    ACQUIRED   JUNE 1, 1999
----------------   --------    --------------  ----------   -------   ----------   -------   --------   --------------
WSAH............      6/99     New York(3)         4/07         1        6,813(3)    4,907(3)     680          N/A
KCNS............      3/98     San Francisco      12/06         5        2,369       1,690     1,229         1,265
WMFP............      2/95     Boston              4/07         6        2,186       1,727       750         1,573
KZJL............     12/94(4)  Houston             8/06        11        1,666         850         3           725
WOAC............      3/98     Cleveland          10/05        13        1,476       1,038       205           690
WRAY............      3/98     Raleigh            12/04        29          834         520       331           370


------------------

(1) Total number of broadcast television households in the DMA in January 1999 according to Nielsen Media Research and total number of cable households in the DMA in September 1998 according to Nielsen Media Research.

(2) The increase is due to our enforcement of the must carry rights of these stations and, in some instances, is due to the installation of new broadcast equipment.


(3) While WSAH, Bridgeport, Connecticut, is inside the New York DMA, the station only covers a portion of the market. See "Business--Recent
    Developments--Television Station Acquisitions."


(4) We acquired a 49% interest in KZJL in December 1994 and the remaining 51% in September 1996. The station went on the air in June 1995 and has always broadcast our programming. The "When Acquired" cable household number reflects the fact that we had only a nominal amount of cable carriage when the station went on the air.

     Affiliations. In 1993, we began an aggressive effort to increase the distribution of our programming. Since that time, we have been successful in significantly building a "network" for distribution of our programming and in building relationships with television stations owned by third parties and certain owners of multiple cable systems. Our programming is now viewed in more than 135 television markets, including all of the country's top ten DMAs.

     Our affiliation agreements typically have a term of one year and can be canceled upon 30 days notice by either party. Our experience has been that most of the affiliation agreements are renewed beyond their original terms. The time purchased under these agreements is usually preemptible, and we generally pay a fixed rate for the hours our programming is actually carried. In the event that we are not operating profitably in a market under a carriage agreement, we will generally renegotiate the carriage rate or not renew the agreement.

PRODUCTS AND CUSTOMERS

     Products and Merchandise. We offer a variety of specialty consumer products. Our products include sports collectibles and sports related products, movie memorabilia and other signed and autographed merchandise, electronic equipment, coins and currency, cutlery and knives, jewelry, gemstones, health and beauty products, personal care items and clothing. A majority of these items can be classified as collectible products.

     We buy from numerous vendors and believe we have excellent relationships with most of our vendors. Certain products sold by us are available through multiple suppliers. We also acquire unique products from a select group of vendors and believe we will be able to continue to identify sources of specialty products. We believe offering unique products helps differentiate us from our competitors. Because of the nature of the collectibles market, we attempt to sign agreements with vendors in which we are the exclusive distributor of the vendor's products. We continually monitor product sales and revise our product offerings in an effort to maintain an attractive and profitable product mix. We also are continuously evaluating new products and vendors to broaden our merchandise selection.

     The following table sets forth certain information about the types of products sold by us during the nine months ended March 31, 1999:

                                                                          PERCENTAGE
                                                                            OF NET
TYPE OF PRODUCT                                                            REVENUES
----------------------------------------------------------------------   ------------
Sports Products.......................................................        31.7%
Plush Toys............................................................        20.7
Electronics...........................................................        14.8
Coins and Currency....................................................        11.2
Jewelry and Gemstones.................................................         9.9
Cutlery and Knives....................................................         7.0
Health and Beauty Products............................................         2.3
Other Items...........................................................         2.4
                                                                            ------
Total.................................................................       100.0%
                                                                            ------
                                                                            ------

     Programming and Presentation of Merchandise. We segment most of our programming into product or theme categories. We have the studio and broadcasting capability to produce multiple live shows simultaneously, and we occasionally provide multiple broadcasts to differing viewer groups during peak viewing times. In the past, we have provided one full-time live broadcast on our main satellite transponder and part-time live, taped or simulcast broadcasts on two satellite transponders leased from ESPN. The new Nashville facilities allow us to broadcast an analog and digital signal to our main satellite transponder in the same transmission signal. We are able to provide specific products to specific television markets by utilizing our multiple broadcast capabilities to take advantage of sales trends. We plan to archive our digital programming and replay the programming on our websites so that visitors to our websites can download any portion of our video or audio programming they desire.

     We can use our digital programming to enhance the presentation of our merchandise on our websites. We believe having our programming available on our website will create one of the most advanced multimedia environments of any retailer on the Internet. The availability of our programming on our websites will provide visitors with a more comprehensive feel for the products than visitors might receive from a simple picture and written description.

     Our programs use a show host approach with the host conveying information about the products and demonstrating their use. The viewer may purchase any product we offer, subject to availability. We seek to differentiate ourselves from other televised shopping programmers by using an informal, personal style of presentation and by offering unique, high-end products with a heavy emphasis on sports and sports related products. Our sale of coins, collectible sports-related items and other limited availability products provides our viewers with alternatives to the products offered on other televised shopping programming. We believe that continued use of such niche programming is important to our future growth, especially the growth of our Internet sites and sales generated by them.

     Repeat Customers. We place an emphasis on the development of customers who make multiple purchases from us. We have developed the "Elite Customer Program" for persons who have purchased more than $10,000 of merchandise during the lifetime of the customer. Elite Customers are entitled to receive certain benefits, including special coupons and offers and priority access to certain "Elite Operators" in our call center for placing orders and customer service. We currently have approximately 1,000 members of the Elite Customer Program.

     Since July 1, 1997, approximately 800,000 persons have made purchases from us. Of this number, we estimate that approximately 28.2% have made purchases on more than one occasion.

     Returns of Products and Merchandise. We generally offer our customers a full refund on merchandise returned within 30 days of the date of purchase. For the nine months ended March 31, 1999, returns were 19.3% of total revenue, compared to 21.3% for the nine months ended March 31, 1998. During fiscal 1998, returns were 22.0% of total revenues, compared to 22.2% for fiscal 1997 and 20.1% for fiscal 1996. We believe our return percentage compares favorably with those of our broadcast-based competitors in the industry. We are developing a process for the return of products directly to our vendors. We have experienced lower return rates of approximately 17.4% for products purchased over the Internet. As sales from our websites increase as a percentage of our total sales, we believe our return rate will further decrease.

     Shipping. We ship customer orders as promptly as possible after taking the order, primarily by UPS, Federal Express, or parcel post. We ship either from our warehouse facility or through selected vendors with which we have drop-ship agreements. We maintain our own customer service department to address customer inquiries about ship dates, product, and billing information. When operational, we believe our new integrated computer system will be able to track a customer's order from the time the order is placed until the time the order is delivered to the customer's door.

     Customer Relations. Customers can place orders with us 24 hours a day, seven days a week, over the Internet or via our toll-free number
(800) 366-4010. We use customer sales representatives and an automated touch-tone ordering system to accept customer orders. A majority of our customers pay for their purchases by credit card, and we also accept payment by money order, personal check, certified check, debit card and wire transfer. We recently developed and implemented an in-house training program designed to improve the productivity, proficiency and product knowledge of our call center operators. By the end of the year, we believe we will be able to inform our customers by e-mail and by telephone of the status of the delivery of the products they have ordered.

     Mechanical, electronic and other items may be covered by manufacturer warranties. We sell extended warranties on some products. We strive to continuously improve our customer service and utilize outside agencies to conduct objective comparisons with our competitors. We periodically survey and research our customers to solicit ideas for better products, programming, and service.

     Collector's Edge. In March 1997, Collector's Edge was organized as one of our wholly-owned subsidiaries. Collector's Edge sells sports trading cards, primarily football cards. Its principal assets are licenses from National Football League Properties, Inc. and the National Football League Players, Incorporated. Collector's Edge specializes in the production of these cards using plastic rather than normal paper stock. Collector's Edge acquired the assets of a business that previously held the NFL licensing agreements and produced the sports trading cards for a period of four years. For fiscal 1998, Collector's Edge had net revenues of approximately $5.3 million, excluding
$0.6 million in over-the-air sales of Collector's Edge product by us. For the nine months ended March 31, 1999, Collector's Edge had net revenues of approximately $6.1 million.

     The licensing agreement with NFL Properties gives Collector's Edge the right to use the logos and trademarks of NFL teams on its trading cards. The licensing agreement with NFL Properties expired on March 31, 1999. Currently, Collector's Edge is operating under an informal agreement with NFL Properties on the same terms and conditions and expects a formal agreement to be executed in the near future. The licensing agreement with NFL Players gives Collector's Edge the right to use the likenesses of NFL players on its trading cards. This three-year license expires on February 28, 2000. We expect these licenses to be renewed in the ordinary course of business.

     Collector's Edge produces football cards generally during the professional football season (September to February), but it sells the cards on a year-round basis. Collector's Edge previously permitted purchasers to return unsold trading cards for full credit upon notice from Collector's Edge that it would accept the return. Collector's Edge recently changed its return policy and now limits the amount of product eligible for return.

COMPETITION

     Competition in Television Commerce. The television commerce industry is highly competitive and is dominated by The Home Shopping Network and the QVC Network. Our programming competes directly with The Home Shopping Network, QVC, ValueVision and other home shopping networks in almost all of our markets. The Home Shopping Network and QVC are well-established and have substantially greater financial, distribution and marketing resources than we do. They also reach a larger percentage of U.S. television households. We are at a competitive disadvantage in attracting viewers for a number of reasons, including the fact that our programming is often not carried by cable systems on a full-time basis and that we may have less desirable television channel positions on cable systems. We also compete generally with traditional store and catalogue retailers, many of whom also have substantially greater financial, distribution and marketing resources than we do. These competitors also may enter into business combinations, joint ventures and strategic alliances with each other, as well as with Internet retailers or websites which could further enhance their resources.

     Competition in Internet Retailing. Internet commerce is also highly competitive. Many major retailers and marketers now sell their products on the Internet. Barriers to entry are very low, and new websites can be launched with commercially available software and relatively low capital investment. Further, many Internet retailers sell their products below cost in order to attract more visitors to their websites which they in turn use to receive more favorable terms on the sale of advertising space on their websites. This business-to-consumer Internet retail industry is in its infancy and the effect these competitors may have on our business is difficult to predict.

EMPLOYEES


     As of June 1, 1999, we employed approximately 466 persons of which approximately 348 were full-time employees. We believe our relationship with our employees is good. Presently no collective bargaining agreements exist between us and our employees.


TECHNOLOGY

     Integrated "Enterprise Solution" Computer System. We are in the process of installing a computer platform designed by Oracle that will enhance each of our existing computer systems. This new integrated system will interface with our telephone center operations, our websites, e-mail and any vendors with which we have electronic data exchange capabilities. We believe that integrating our computer systems will permit us to reduce certain costs that support sales. The integrated system will permit us to improve our communications with and provide more information to our customers, to our telephone operators and to management. This system should be operational by the end of 1999.

     Our system is being built using two fully redundant Sun Microsystems E5500 database servers running an EMC Symmetrical model 3830 disk subsystem. The disk system is configured with 400 gigabytes of usable disk space that is mirrored twice. Total disk space is one terabyte expandable to three terabytes.

     Production. We completed the construction of our new Nashville television studios and technical facilities and moved our headquarters to Nashville in September 1998. Compared to our previous facilities in Knoxville, Tennessee, these studios include improved lighting, sets and camera equipment which provide a better picture to the network of distributors of our programming. The video systems include digital processing and distribution throughout the facilities, digital video recorders (tape and disc) and state-of-the-art monitors. We have also implemented new operational procedures to raise the production values of our programming. These include better planning and review of the programs, storing video and graphic elements for later recall, and providing a quality control point that is staffed 24 hours a day.

     Distribution. In order to distribute our programming, our new facilities have two new satellite uplink transmission systems. These systems provide powerful, clear programming to our affiliates. These are configured in a way that provides maximum redundancy for the primary network channel (any of four transmitters feeding either of two satellite dishes) while permitting secondary program feeds for other uses. We also are able to distribute our programming over our Internet website.

     Call Center. In January 1997, we completed the installation of an Aspect Telecommunications Corporation call center telephone system, which increased our ability to handle higher sales volumes. The system integrates our database with universal caller ID capability and reduces the time necessary to process calls. The system can manage over 200 operators and is scalable so that we can handle an increase in call volume. This telephone system has features that permit frequent callers and our Elite Customers receive priority so that they do not wait to speak with one of our operators. When an Elite Customer calls to place an order, our customer service representatives are notified of the fact and can make appropriate introductions and explain current sales incentives being offered to Elite Customers. Once our integrated computer system is operational, the telephone system will interact with our customer database so that an operator can view the purchasing history of the caller while speaking with the customer and will receive a pop-up screen for order entry and customer service. The integrated computer system will be able to search our customer database for the purchasing habits of our customers and provide the operator with information on other products that we sell which may be of interest to the caller.

     Payment and Shipping. Our operations, including customer ordering, inventory control, credit card processing and check verification are fully automated, with real-time authorizations at the point of order. Many of our vendors are connected online through an electronic data interchange program, which embraces our strategy of having products drop-shipped by vendors where economically feasible.

     Internet Architecture. Our system has been designed around industry standard architectures to provide for a reliable, scalable electronic commerce platform. The system is fully hosted at our facilities in Nashville. We will use commercially available, licensed technologies and software. We have two Sun Microsystems 450 Internet servers. Our facilities provide redundant T-3 communications lines delivered to the facilities on a Sonnet ring. Our websites will be able to handle one million transactions per day and 3,000 visitors simultaneously. Our websites will be fully integrated into our current customer relationship management system. We currently provide on shopathomeonline.com a constantly refreshing picture of the current item being offered on our television programming, along with streaming audio of the programming so that a visitor can listen to our television programming in real time through the website. Our websites will be designed to include streaming video of our programming. We have engaged iXL to assist in the development of our websites.

GOVERNMENTAL REGULATION

     The following descriptions do not purport to be comprehensive and reference should be made to the federal law, the FCC's rules and the public notices and rulings of the FCC for further information concerning the nature and extent of federal regulation of broadcast stations.

     Introduction. Our television operations are subject to significant regulation by the FCC. Federal law permits the operation of television broadcast stations only in accordance with a license issued by the FCC upon a finding that the grant of such license would serve the public "interest, convenience and necessity."

     The law empowers the FCC, among other things to: determine the frequencies, location and power of broadcast stations; issue, modify, renew and revoke station licenses; approve the assignment or transfer of control of broadcast licenses; regulate the equipment used by stations; impose penalties for violations of the federal law or FCC regulations; and, to some extent, regulate a licensee's programming content, including for example, the broadcast of obscene or indecent material. The FCC has children's programming regulations for television broadcasters that require the broadcast of at least three hours per week of programming designed to meet the educational and informational needs of children age 16 and younger. Failure to observe these or other rules and policies can result in the imposition of various sanctions, including monetary forfeitures or, for particularly egregious violations, the revocation of a license. Our business will be dependent upon our continuing ability to hold television broadcasting licenses from the FCC.

     License Grant and Renewal. FCC licenses generally are granted or renewed for terms of eight years, although licenses may be renewed for a shorter period. We must apply for renewal of each broadcast license. At the time an application is made for renewal of a license, parties in interest may file petitions to deny such application, and such parties, as well as members of the public, may comment upon the service the station has provided during the preceding license term and urge denial of the application. While broadcast licenses typically are renewed by the FCC even when petitions to deny are filed, there can be no assurance that the licenses for our stations will be renewed at their expiration dates or, if renewed, that the renewal terms will be for the maximum eight-year period. The non-renewal or revocation of one or more of our primary FCC licenses could have a material adverse effect on our operations.


     Multiple Ownership Restrictions. The FCC has promulgated rules that limit the ability of individuals and entities to own or to have an ownership interest above a certain level (known as an "attributable" interest) in broadcast television stations and certain other media entities. These rules include limits on the number of radio and television stations in which an entity may have an "attributable" interest both on a local and, in the case of television only, on a national basis. In the case of corporations holding broadcast licenses, all officers and directors of a licensee, and stockholders who, directly or indirectly, have the right to vote 5% or more of the outstanding voting stock of a licensee, generally are deemed to have an "attributable" interest.


     On a local basis, FCC rules generally prohibit an entity from holding an attributable interest in more than one television station with overlapping service areas. Additionally, the FCC's cross-ownership rules limit combined local ownership of: (1) a radio station and a television station;
(2) a daily newspaper and a broadcast station; and (3) a cable television system and a television station. A rulemaking proceeding currently pending before the FCC proposes to liberalize the local ownership limits on television ownership and to relax the rules prohibiting cross-ownership of radio and television stations in the same market. There can be no assurance that these rules will be changed.

     On a national basis, the FCC generally prohibits an entity from holding an attributable interest in television stations collectively reaching more than 35% of all U.S. television households, subject to a 50% discount for UHF television stations (thus permitting UHF group owners to reach up to 70% of the national audience). Expansion of our broadcast operations will continue to be subject to the FCC's ownership rules and any changes the agency may adopt.

     Alien Ownership Restrictions. Federal law restricts the ability of foreign entities to own or to hold interests in broadcast licensees. Foreign governments, representatives of foreign governments, non-citizens, representatives of non-citizens and corporations or partnerships organized under the laws of a foreign nation are barred from holding broadcast licenses. Non-citizens, collectively, may directly or indirectly own up to 20% of the capital stock of a licensee. In addition, a broadcast license may not be granted to or held by any corporation that is controlled, directly or indirectly, by any other corporation of which more than one-fourth of its capital stock is owned or voted by non-citizens or their representatives, by foreign governments of their representatives, or by non-U.S. corporations, if the FCC finds that the public interest will be served by the refusal or revocation of such license. Restrictions on alien ownership also apply, in modified form, to other types of business organizations, including partnerships.

     Digital Television. The FCC has adopted rules for implementing digital (including high-definition) television service or DTV. The FCC has allotted to existing television stations a second channel on which to provide DTV service. Television stations will be allowed to use these channels according to their best business judgment. These uses can include multiple standard definition program channels, data transfer, subscription video, interactive materials, and audio signals, although stations will be required to provide a free digital video programming service that is at least comparable to today's analog service. Broadcasters will not be required to air "high definition" programming or, initially, to simulcast their analog programming on the digital channel. All commercial broadcasters must be on the air with a digital signal by May 1, 2002. Additionally, the FCC is considering imposing new public interest requirements on television licensees in exchange for their receipt of DTV channels. Implementation of DTV is expected to improve the technical quality of television. Under certain circumstances, however, conversion to DTV operations may reduce a station's geographical coverage area or provide a competitive advantage to competing stations in the market. In connection with the conversion to DTV, we will incur expenses which cannot be quantified at this date, but which may be substantial. We cannot predict the extent or timing of consumer demand for DTV services. Under the FCC's current rules and subject to a number of exceptions, all stations will be required in 2006 to surrender one of their two channels.

     The FCC currently is considering whether or not cable television system operators should be required to carry local stations' DTV signals in addition to the currently required carriage of the stations' analog signals. In July 1998, the FCC issued a Notice of Proposed Rulemaking posing a number of different options for carriage of digital signals and solicited comments from all interested parties. The FCC has yet to make a decision on this matter. The FCC could adopt rules that do not require cable systems to carry DTV signals. Such a decision could have a material adverse effect on us by depriving us of the advantages of local television station ownership, especially if DTV receives wide acceptance.

     Closed Captioning. The FCC has adopted rules requiring closed captioning of all broadcast television programming. The rules require generally that
(a) 95% of all new programming first published or exhibited on or after January 1, 1998 must be closed captioned within eight years, and (b) 75% of "old" programming which first aired prior to January 1, 1998 must be closed captioned within 10 years, subject to certain exemptions. These rules will be applicable to us and the expense associated with compliance is unknown at this time.

     Equal Employment Opportunities Matters. In April 1998, the U.S. Court of Appeals for the D.C. Circuit struck down the FCC's equal employment opportunity regulations as unconstitutional. Recently, the FCC commenced a proceeding in which it proposed new rules that it suggests would not share the constitutional flaws of the former rules. It has invited public comment on its proposals. We cannot predict whether new rules will be adopted, the form of any such rules, or the impact of the rules on our operations.

     Other Proposed Legislation and Regulation. Congress and the FCC currently have under consideration, and may in the future adopt, new laws, regulations and policies regarding a wide variety of matters which could, directly or indirectly, affect the operation and ownership of our broadcast properties. In addition to the proposed changes noted above, such matters include, for example: spectrum use fees; political advertising rates; free political time; potential restrictions on the advertising of certain products such as alcoholic beverages; the rules and policies to be applied in enforcing the FCC's equal opportunity regulations; the standards to govern the evaluation of television programming directed toward children; and violent and indecent programming. We are unable to predict the outcome of future federal legislation or the impact of any such laws or regulations on our operations.

     Implementation of the 1992 Cable Act. The Cable Television Consumer Protection and Competition Act of 1992 (the "1992 Cable Act") included certain statutory provisions, such as signal carriage, retransmission consent and equal employment opportunity requirements that directly and indirectly affect television broadcasting. The 1992 Cable Act includes signal carriage or "must carry" provisions that require cable operators to carry the signals of local commercial television stations. A cable system is generally required to devote up to one-third of its activated channel capacity for the mandatory carriage of local commercial television stations. The 1992 Cable Act also includes a retransmission consent provision that prohibits cable operators and other multi-channel video programming distributors from carrying the signal of commercial broadcast stations without obtaining their consent in certain circumstances. The "must carry" and retransmission consent provisions are related in that a television broadcaster, on a cable system-by-system basis, must elect once every three years, at fixed times, to either require a cable system to carry the station subject to certain exceptions, or to waive that right to mandatory, but uncompensated, carriage and instead negotiate a grant of retransmission consent to permit the cable system to carry the station's signal, in most cases in exchange for some form of consideration from the cable operator.

     For purposes of the "must carry" provisions, a broadcast station's market is determined by the FCC using commercial publications which delineate television markets based on viewing patterns. The FCC may, however, consider on a case-by-case basis and acting on specific written requests, changes in the station's market areas, including the exclusion of communities from a television station's market. In considering requests for a change in a station's market area, the FCC takes into account a number of factors including whether or not the station in question provides coverage to the community and evidence of the viewing patterns in cable and non-cable households in that community. In recent months, the FCC has ruled on several such requests, including matters concerning our stations, and, in some of these cases, has excluded particular communities from the cable market.

     Non-FCC Regulation. Television broadcast stations also may be subject to a number of other federal, state and local regulations, including those of the Federal Aviation Administration affecting tower height and marking; federal, state and local environmental and land use restrictions; general business regulation; and a variety of local regulatory concerns.




LITIGATION


     In May 1997, Signature Financial/Marketing, Inc. ("Signature") filed a complaint for declaratory judgment in the U.S. District Court for the Northern District of Illinois seeking a declaratory judgment of non-violation of the Lanham Act (the federal law governing trademarks) with respect to Signature's use of the designation "SHOP AT HOME" in connection with the promotion and sale of goods. The case was precipitated by letters from us to Signature asserting that the use of the "SHOP AT HOME" mark by Signature in connection with catalogue sales and sales on the Internet infringed on our right to that designation and created confusion in the marketplace. In response to the filing of the declaratory judgment action, we have filed an answer and counterclaim alleging that the use of the name "SHOP AT HOME" by Signature infringes on our trademark and requesting compensatory and injunctive relief. Signature has filed an amendment to its original complaint alleging that the use of the name by us infringes on the trademark of Signature and requesting compensatory and injunctive relief. We believe that the likelihood of Signature preventing us from using the designation of "SHOP AT HOME" for our television programming or of

Signature recovering damages for such use, is remote. The parties have held mediation proceedings in an effort to settle this matter, and such settlement efforts are ongoing.


     On May 20, 1999 McDonald's Corporation filed a lawsuit against us and one of our vendors in the Federal District Court in Nashville, Tennessee. McDonald's alleges violations of the federal Lanham Act and state law, and seeks injuctive relief, monetary damages and punitive damages arising from our sale of toys referred to as McDonald's Teenie Beanie Babies. On May 28, 1999, the Court held a hearing on McDonald's request that Shop At Home be enjoined from shipping toys we had previously sold. The Court denied McDonald's request, finding that McDonald's had failed to demonstrate a substantial likelihood of succeeding on the merits. While McDonald's was unsuccessful in obtaining relief at this hearing, it may elect to continue to pursue its lawsuit.


     We are subject to routine litigation arising out of the normal and ordinary operation of our business. We believe that any litigation, other than the litigation concerning our name, is covered by our insurance or will not have a material adverse effect on our business.

FACILITIES

     Our technical facilities, studios and executive offices are located in a 74,000 square foot building we own in Nashville, Tennessee. Each of our owned television stations has studio, office and transmitter facilities, all of which are leased. Collector's Edge leases a facility in Denver, Colorado, which it uses for offices, production and warehousing.

                                   MANAGEMENT

     The following table provides the age and position of each of our executive officers and directors:

NAME                                                    AGE                         POSITION
-----------------------------------------------------   ---   -----------------------------------------------------
J.D. Clinton.........................................   54    Chairman of the Board
Kent E. Lillie.......................................   52    President and Chief Executive Officer, Director
Tim M. Engle III.....................................   37    Executive Vice President and Chief Operating Officer
Arthur D. Tek........................................   49    Executive Vice President and Chief Financial Officer
Everit A. Herter.....................................   57    Executive Vice President of Affiliate Relations
George J. Phillips...................................   37    Executive Vice President, General Counsel and
                                                                Secretary
Donna Hilley.........................................   54    Director
A.E. Jolley..........................................   60    Director
Joseph I. Overholt...................................   52    Director
J. Daniel Sullivan...................................   47    Director
Frank A. Woods.......................................   58    Director

     J.D. Clinton, Director and Chairman of the Board. Mr. Clinton has been a Director and Chairman of the Board since 1993. Mr. Clinton is Chairman, President and Chief Executive Officer of Independent Southern Bancshares, Inc., Brownsville, Tennessee, a diversified financial institutions holding company. Mr. Clinton is Chairman and Director, INSOUTH Bank, Brownsville, Tennessee.
Mr. Clinton is a Director, Southern Financial, Inc., Nashville, Tennessee, a mortgage lending business.

     Kent E. Lillie, President and Chief Executive Officer and Director.
Mr. Lillie joined us as President and Chief Executive Officer in September 1993 and has been a Director since that date. Prior to joining us, Mr. Lillie was Vice President and General Manager, WATL(TV), Atlanta, Georgia, 1992-1993, and was Vice President and General Manager, WPTY(TV), Memphis, Tennessee, 1987-1992.

     Tim M. Engle III, Executive Vice President and Chief Operating Officer.
Mr. Engle has served as Executive Vice President and Chief Operating Officer since February 1998. From 1995 to 1998, Mr. Engle was Chief Operating Officer of HLC, Inc., a developer and provider of banking products to corporate clients. Prior to joining HLC, Inc., Mr. Engle served as Chief Financial Officer for IBM's Tennessee marketing and sales operation from 1984 to 1995.

     Arthur D. Tek, Executive Vice President and Chief Financial Officer.
Mr. Tek joined us in March 1999. Mr. Tek served as Chief Financial Officer of Paxson Communications Corporation from 1992 until he joined us. Mr. Tek began as an auditor with Arthur Young & Company in 1975. He spent eight years with CBS, including four at KMOX(TV) in St. Louis as a Business Manager. He previously held the position of Chief Financial Officer with SunGroup (a radio station business) and with Chase Communications (the second largest owner of Fox Network affiliates during his tenure). Mr. Tek is a member of the board of the Broadcast Cable Financial Management Association.

     Everit A. Herter, Executive Vice President of Affiliate Relations.
Mr. Herter has served as Vice President for Affiliate Relations since July 1997. Since 1994, he has served us as Director of Affiliate Relations and as a consultant. Prior to joining us, Mr. Herter was a Senior Vice President and International Account Director with J. Walter Thompson Co., an international advertising agency.

     George J. Phillips, Executive Vice President, General Counsel and Secretary. Mr. Phillips joined us in November 1997. Prior to his employment with us, Mr. Phillips was Counselor to the Assistant Attorney General of the Civil Division of the United States Department of Justice from 1993 through 1997, where he oversaw the Office of Consumer Litigation. Prior to joining the Justice Department, Mr. Phillips was in private practice with Baker, Worthington, Crossley, Stansberry & Woolf in Nashville, Tennessee, from 1989 to 1993.

     Donna Hilley, Director. Ms. Hilley is the President and Chief Executive Officer of Sony/ATV Music Publishing, a music publishing company based in Nashville, Tennessee, and an affiliate of Sony Corporation. Ms. Hilley has held her current position with Sony/ATV since 1994, but was employed by the same company and its predecessor, Tree International, since 1973 in a number of positions. Ms. Hilley is a member of the Board of Directors of SunTrust Bank N.A., Nashville, Tennessee, and also serves on the boards of the American Society of Composers, Authors & Publishers (ASCAP), the Country Music Association, the National Music Publishers Association and the Metropolitan Nashville Sports Authority. She also serves on the Board of Trustees of Belmont University.

     A.E. Jolley, Director. Mr. Jolley has been a Director since 1986.
Mr. Jolley has been President, Lakeway Containers, Inc., Morristown, Tennessee, a corrugated container manufacturer, since 1975. Mr. Jolley is a Director, Kingwood School, Morristown, Tennessee, and Commissioner, Morristown City Planning Commission. Mr. Jolley is a Member, Board of Trustees, Walters State Community College.

     Joseph I. Overholt, Director. Mr. Overholt has been a Director since 1986. Since 1992, Mr. Overholt has been President and owner of Planet Systems, Inc., an Internet service provider. Mr. Overholt has been President and owner of Skylink Communications, a computer communications company, since 1989.
Mr. Overholt was a Vice President with us from 1986 through August 1993.

     J. Daniel Sullivan, Director. Mr. Sullivan has been a Director since 1998. Mr. Sullivan currently is President and Chief Executive Officer of Quorum Broadcasting, Inc., a television broadcasting business. Mr. Sullivan served as the President and CEO of Sullivan Broadcasting Company, a television broadcasting company from 1995 to 1998. Between 1987 and 1995, Mr. Sullivan was the President of Clear Channel TV, a subsidiary of Clear Channel Communications, Inc., a broadcasting company.

     Frank A. Woods, Director. Mr. Woods has been a Director since 1993. Since 1991, Mr. Woods has been Chairman of the Board and Director of MediaUSA L.L.C. (and its predecessor company, MediaOne), Nashville, Tennessee, a communications consulting and strategic planning firm. Mr. Woods is a principal of The Woods Group, Nashville, Tennessee, a diversified merchant banking firm.

                       PRINCIPAL AND SELLING STOCKHOLDERS


     The following table sets forth certain information regarding the beneficial ownership of our common stock as of June 3, 1999 and as adjusted to reflect the completion of this offering, by:


     o each of our directors and executive officers;

     o all executive officers and directors as a group; and

     o each person who is known by us to own beneficially more than five percent of the outstanding shares of the common stock (including the selling stockholders).

     Beneficial ownership includes shares of outstanding common stock and shares of common stock that a person has a right to acquire within 60 days after the date of this prospectus. Unless indicated in the footnotes to this table, the persons named in this table have sole power to direct the voting and investment with respect to all shares of common stock beneficially owned by them. The address of each of the persons listed below is in care of us at our address.


                                                             SHARES BENEFICIALLY
                                                                    OWNED                       SHARES BENEFICIALLY
                                                                 PRIOR TO THE                          OWNED
                                                                   OFFERING                      AFTER THE OFFERING
                                                             --------------------    SHARES     --------------------
NAME                                                          NUMBER      PERCENT    OFFERED     NUMBER      PERCENT
----------------------------------------------------------   ---------    -------    -------    ---------    -------
J.D. Clinton/SAH Holdings, L.P.(1)........................   5,328,076     20.03%    625,000    4,703,076     13.59%
Kent E. Lillie(2).........................................   1,048,000      4.19     200,000      848,000      2.57
Tim M. Engle III(3).......................................      21,250         *          --       21,250         *
Arthur D. Tek(4)..........................................      50,000         *          --       50,000         *
Everit A. Herter..........................................           0        --          --            0        --
George J. Phillips(5) ....................................      19,000         *          --       19,000         *
Donna Hilley(6)...........................................      10,000         *          --       10,000         *
A.E. Jolley(7)............................................     536,092      2.20          --      536,092      1.65
Joseph I. Overholt(8).....................................     440,000      1.80      25,000       50,000      1.28
J. Daniel Sullivan(9).....................................     161,000         *          --      161,000         *
Frank A. Woods(10)........................................      25,000         *          --       25,000         *
All directors and executive officers as a group
  (11 persons)............................................   7,638,418     27.91%    850,000    6,778,418     19.16%


------------------


    *  Less than 1.0%.

  (1)  SAH is a Tennessee limited partnership with Gatehouse Equity Management Corporation (formerly Global Network
       Television, Inc.), a Tennessee corporation ("GEM"), as its sole general partner. Mr. Clinton is chairman, a director and the sole stockholder of GEM. SAH currently owns 2,676,850 shares of our common stock and holds warrants to purchase from us up to 1,650,000 shares of our common stock. Clinton Investments, L.P., a limited partnership for which GEM is the sole general partner, owns 387,381 shares of our common stock, and holds warrants to purchase from us an additional 542,500 shares of our common stock. Mr. Clinton holds options to purchase from us 25,000 shares of our common stock. Mr. Clinton's wife owns, individually, 7,400 shares of our common stock. Two trusts, the beneficiaries of whom are members of Mr. Clinton's immediate family, own 29,945 shares of our common stock in the aggregate. GEM owns 9,000 shares of our common stock. All of the listed shares are assumed to be beneficially owned by Mr. Clinton. Of the 625,000 shares being offered, 325,000 shares are offered by SAH Holdings, L.P., and 300,000 by Clinton Investments, L.P.

  (2)  Mr. Lillie's holdings include options to purchase from us 625,000 shares of our common stock and 9,000 shares of common stock held in a retirement account which he controls.

  (3)  Mr. Engle's holdings include options to purchase from us 18,000 shares of our common stock.

  (4)  Mr. Tek's holdings include options to purchase from us 30,000 shares of our common stock.


                                              (Footnotes continued on next page)

(Footnotes continued from previous page)

  (5)  Mr. Phillips's holdings include options to purchase from us 3,000 shares of our common stock.

  (6)  Ms. Hilley's holdings include options to purchase from us 10,000 shares of our common stock.

  (7)  Mr. Jolley's holdings include options to purchase from us 25,000 shares of our common stock.

  (8)  Mr. Overholt's holdings include options to purchase from us 25,000 shares of our common stock.

  (9)  Mr. Sullivan's holdings include options to purchase from us 15,000 shares of our common stock.

 (10)  Mr. Woods's holdings include options to purchase from us 25,000 shares of our common stock.

                          DESCRIPTION OF CAPITAL STOCK

     The following description of the capital stock is not intended to be complete. The description only provides a summary of the material terms of our capital stock.

     We are authorized to issue 100,000,000 shares of common stock, par value $.0025 per share, 30,000,000 shares of non-voting common stock, par value $.0025 per share, and 1,000,000 shares of preferred stock, par value $10.00 per share.

COMMON STOCK

     As of March 31, 1999, there were 24,324,937 shares of common stock outstanding and held of record by approximately 690 stockholders.

     Shares of common stock may be issued at such time or times and for such consideration (but not less than par value) as the Board of Directors deems advisable, subject to limitations found in the corporate laws of the State of Tennessee, or in our charter and bylaws. Holders of common stock are not entitled to preemptive, conversion or redemption rights. Each share of common stock is entitled to one vote on all matters on which holders of common stock are entitled to vote. Holders of common stock are entitled to receive such dividends as may be legally declared by our Board of Directors. We have the right to, and from time to time, may enter and have entered into borrowing arrangements or issue other debt instruments, the provisions of which may or do contain restrictions on payment of dividends and other distributions on the common stock. In the event of our liquidation or dissolution, the holders of the common stock are entitled to share equally in all assets remaining after payment of liabilities and any payment of amounts due to holders of any outstanding preferred stock.

NON-VOTING COMMON STOCK

     Shares of non-voting common stock have the same preferences, limitations and relative rights as our voting common stock, except that the shares of non-voting common stock have no voting rights, unless granted by law. There are no shares of non-voting common stock outstanding.

PREFERRED STOCK

     Our Board of Directors has the authority to issue shares of preferred stock in one or more series, and to fix the number, designation, preferences, limitations and relative rights of the shares of such series, by adoption of Articles of Amendment to our Charter. Our Board of Directors, without stockholder approval, can issue preferred stock with voting and conversion rights that could adversely affect the voting power of holders of our common stock.

     We are authorized to issue 140,000 shares of Series A Preferred Stock. As of March 31, 1999, there were 106,123 shares of Series A Preferred Stock, par value $10.00 per share, outstanding and held by approximately 45 stockholders of record. The Series A Preferred Stock is entitled to receive dividends, preferences, qualifications, limitations, restrictions and the distribution of assets upon liquidation before our common stock.

     Holders of Series A Preferred Stock are entitled to receive, but only when declared by the Board of Directors, cash dividends at the rate of $.10 per share per annum. Dividends on each share of Series A Preferred Stock accrue and are cumulative if declared and not paid. In the event that full cumulative dividends on the Series A Preferred Stock shall not have been declared and paid when due, or set apart for payment, then, until such aggregate deficiency shall have been declared and paid, or set apart for payment, we may not (A) declare or pay any dividends or make other distributions on the common stock other than (1) dividends payable in shares of common stock or our other stock junior to the Series A Preferred Stock ("Junior Stock") or (2) options, warrants or rights to subscribe for or purchase shares of common stock or Junior Stock as to payment of dividends and distribution upon our liquidation, dissolution and winding up or (B) purchase, redeem or otherwise acquire (1) any share of common stock or Junior Stock or (2) any other shares of our capital stock ranking on a parity with the Series A Preferred Stock, except by conversion into or exchange for common stock or Junior Stock.

     In the event of our liquidation, dissolution or winding, the holders of shares of Series A Preferred Stock are entitled to receive out of our assets an amount equal to $10.00 per share, plus accrued and unpaid dividends. This amount is payable out of our assets. We must pay this amount before we distribute any of our assets to the holders of common stock or any preferred stock that is junior to the Series A Preferred Stock. For these purposes, if we sell all or substantially all of our assets to a third party, or if we consummate any transaction with any single purchaser who buys more than fifty (50%) of the issued and outstanding shares of our common stock, then our liquidation, dissolution and winding up is deemed to have occurred and the holders of the Series A Preferred Stock are entitled to receive an amount equal to $10.00 per share, plus accrued but unpaid dividends.

     As long as there are shares of the Series A Preferred Stock outstanding, we may not issue any capital stock that ranks senior to the Series A Preferred Stock with respect to liquidation, dissolution and winding up without the consent of the holders of the Series A Preferred Stock. At any time after February 28, 2000, any holder of any shares of Series A Preferred Stock may require us to redeem all or any portion of the Series A Preferred Stock, for a redemption price per share of $10.00, plus accrued and unpaid dividends. The Series A Preferred Stock is convertible at any time into shares of common stock at a ratio of one share of common stock for one share of Series A Preferred Stock.

     The holders of Series A Preferred Stock generally are not entitled to vote. There are some situations, however, in which the holders of Series A Preferred Stock are entitled to vote. First, holders of Series A Preferred Stock may vote if required by Tennessee corporate law. Second, our charter requires the holders of a majority of shares of the Series A Preferred Stock to consent to (1) the authorization, creation or issuance of a new class of capital stock or series of preferred stock having rights, preferences or privileges senior to the Series A Preferred Stock, (2) any increase in the number of authorized shares of any class of capital stock or series of Preferred Stock having rights, preferences or privileges senior to the Series A Preferred Stock, or (3) the amendment of any provision of our charter which would materially and adversely affect any right, preference, privilege or voting power of the Series A Preferred Stock. Holders of Series A Preferred Stock are not entitled to preemptive rights with respect to any of our shares or other securities which may be issued, and such shares are not subject to assessment.

OPTIONS AND WARRANTS


     As of June 3, 1999, we had options and warrants issued and outstanding to the following persons:


     o Kent E. Lillie, our President and CEO, currently holds options to purchase 1,275,000 shares of common stock, of which options for 625,000 shares are currently exercisable. Of these options which may be exercised by Mr. Lillie, 200,000 of the shares may be purchased at $1.00 per share, 310,000 at $2.875 per share, 5,000 at $3.75 per share, 10,000 at $6.969 per share, and 100,000 at $11.81 per share.


     o Our other employees have been issued options for a total of 981,200 shares of common stock, of which options for 136,800 shares are currently exercisable. Each of these options was issued at the market price of the common stock on the date the option was issued or repriced.



     o Our directors and a former director, other than Mr. Lillie, have been issued options to purchase 140,000 shares of common stock, all of which are currently exercisable. Of these 140,000 shares, 50,000 are exercisable at $2.875 per share, 30,000 at $3.75 per share and 60,000 at $6.969 per share.


     o We have issued warrants to purchase a total of 2,800,000 shares of common stock at a price of $1.288 per share, all of which are currently exercisable. The exercise price of these warrants increases by 13.5% per annum for each year that they are not exercised. Of the warrants, J.D. Clinton and his affiliates hold warrants to purchase a total of 2,192,500 shares.


     The exercise of all of the above options and warrants would result in the issuance of a total of 5,196,200 shares of common stock, of which a total of 3,701,800 shares could be issued under rights that are currently exercisable.

APPLICATION OF CERTAIN TENNESSEE TAKEOVER STATUTES

     Under the Tennessee Business Combination Act, T.C.A. Sections 48-103-201 et seq., Tennessee "resident domestic corporations" may not enter into a "business combination" with an "interested stockholder" until the expiration of a five-year period after the person becomes an interested stockholder. Under the definitions set out in the statute, we are a "resident domestic corporation." "Business combination" generally refers to a merger, share exchange, sale of substantially all of the assets of a corporation, certain issuances of securities, adoption of a plan of liquidation or dissolution, certain transactions disproportionately increasing the shares held by a stockholder and certain loan transactions. An "interested stockholder" is generally defined to include a person, or an affiliate or associate of such person, who owns, directly or indirectly, 10% or more of the stock of the corporation. The five-year limitation is not applicable if the stockholder's becoming an interested stockholder is approved by the board of directors of the resident domestic corporation prior to the stock acquisition date or a specific exemption is applicable. One of the exemptions provides that the stockholders of the corporation can vote to provide that the statute is not applicable to the corporation, but the action is not effective until two years after the stockholder vote. On December 2, 1998, our stockholders voted to make the above provisions of the statute not applicable to us. This action will take effect on December 2, 2000.

     The Tennessee Control Share Act, T.C.A. Sections 48-103-301 et seq., generally provides that any person who acquires control shares of a corporation may have voting rights only if such rights are approved by the stockholders at an annual or special meeting. "Control shares," for purposes of the statute, include various thresholds of ownership, beginning at 20%. This provision, however, is not applicable to a corporation unless its charter or bylaws contain an express declaration that control shares are governed by the provision. On December 2, 1998 our stockholders approved an amendment to our Charter under which we elected not to be subject to the above described anti-takeover provisions of the statute, to the extent it is permitted by law to make that election.

TRANSFER AGENT

     The transfer agent and registrar for the common stock is American Securities Transfer & Trust Company, Denver, Colorado.

                              DESCRIPTION OF NOTES

     GENERAL. We issued our 11% Senior Secured Notes Due 2005 (the "Notes") in the principal amount of $75.0 million under an Indenture dated March 27, 1998 among us, as issuer, certain of our subsidiaries and Chase Manhattan Bank, as Trustee (as successor to the original trustee, PNC Bank). The following summary of the Notes and the Indenture is not intended to be complete. The description only provides a summary of the material terms of the Notes and the Indenture.

     PRINCIPAL, MATURITY AND INTEREST. The Notes will mature on April 1, 2005, in the principal amount of $75.0 million and are senior secured obligations. Interest on the Notes accrues at the rate of 11% per annum and is payable semiannually on each April 1 and October 1. Subject to compliance with the covenants in the Indenture, we may issue additional notes under the Indenture. If issued, the additional notes would be treated as the same class as the Notes.

     SUBSIDIARY GUARANTEES. Payment of the principal (and premium, if any) and interest on the Notes, is guaranteed, jointly and severally, on a senior unsecured basis by all of our subsidiaries.

     RANKING. The Notes and the subsidiary guarantees are senior obligations and rank on an equal basis to the payment of all our other existing and future senior obligations. We may incur other indebtedness of up to $20.0 million under a senior credit facility which may be secured by a first priority pledge of the capital stock of our subsidiaries which own our Boston and Houston television stations, the assets of those subsidiaries, and our accounts receivable, inventory and general intangibles. As a result, the Notes and our subsidiary guarantees will be effectively subordinated to a senior credit facility.

     SECURITY. The Notes are secured by (1) a first priority pledge of stock of SAH Acquisition Corporation II (which owns KCNS, WRAY and WOAC ), (2) a second and junior pledge of our subsidiaries which own KZJL and WMFP, and (3) a first priority lien on all assets owned by SAH Acquisition II.

     OPTIONAL REDEMPTION. We cannot pay off the Notes prior to April 1, 2002. After that date, we can redeem the Notes, but if we do so prior to April 1, 2004, we must pay a premium in addition to the principal and accrued interest.

The amount of the premium, as a percentage of the principal amount, is as follows:

DATE OF REDEMPTION                                                                                        PREMIUM
-------------------------------------------------------------------------------------------------------   --------
April 1, 2002 through March 31, 2003...................................................................     5.50%
April 1, 2003 through March 31, 2004...................................................................     2.75%
April 1, 2004 and thereafter...........................................................................     0.00%

     MANDATORY REDEMPTION. We are not required to make mandatory redemption or sinking fund payments with respect to the Notes.

     REPURCHASE AT THE OPTION OF HOLDERS. If a change of control occurs at any time, each holder of the Notes will have the right to require that we purchase that holder's Notes, at a purchase price in cash equal to 101% of the principal amount of such Notes, plus unpaid interest, if any, to the date of purchase. The definition of "change of control" in the Indenture is technical, but generally includes any of the following:

     o acquisition of more than 50% of our voting stock by a non-affiliate;

     o a sale or transfer by us of substantially all of our assets;

     o the change of a majority of our Board of Directors in a two year period;
       or

     o our liquidation or dissolution.

     The existence of a holder's right to require us to purchase the holder's Notes upon a change of control may deter a third party from acquiring us.

     ASSET SALES. We may not, nor may we permit any of our subsidiaries to, sell our assets, unless we receive an amount of not less than the fair market value of the assets, and the consideration must consist of at least 85% cash. If the assets being sold consist of collateral for the Notes, the consideration must be paid in all cash and certain other conditions must be met.

     CERTAIN COVENANTS. Under the Indenture, we cannot take certain actions (subject to certain exceptions), including the following:

     o incur additional debt;

     o pay dividends;

     o make certain payments;

     o incur liens;

     o issue or sell the stock of some of our subsidiaries;

     o use the net proceeds from certain asset sales for some purposes other than repayment of the Notes;

     o merge with another company;

     o sell substantially all of our assets;

     o enter into certain transactions with our affiliates; or

     o encumber our assets.

     INCURRENCE OF INDEBTEDNESS. We have agreed not to incur any indebtedness, unless we meet certain financial criteria, except for certain permitted indebtedness. For these purposes, "permitted indebtedness" includes the following:

     o the senior credit facility of up to $20.0 million;

     o indebtedness existing when the Notes were issued;

     o indebtedness incurred to replace either of the above;

     o subordinated indebtedness which we owe to a subsidiary or is owed by a subsidiary to us;

     o certain hedging obligations; and

     o capital leases of up to $3.0 million.

     SAH ACQUISITION CORPORATION II. So long as the Notes are outstanding, we have agreed that the charter of SAH Acquisition Corporation II will provide that it (1) is a special purpose corporation, organized solely in order to acquire and to own the assets of KCNS, WRAY and WOAC, including the FCC licenses,
(2) will not own any other assets or conduct any other business other than the business of KCNS, WRAY and WOAC, (3) will not incur any indebtedness except the Notes, (4) will not incur any lien on its assets securing any indebtedness other than the Notes, and (5) will not be permitted to file for bankruptcy.

                                  UNDERWRITING


     We have entered into an underwriting agreement with the underwriters named below, for whom Prudential Securities Incorporated, BancBoston Robertson Stephens Inc., Friedman, Billings, Ramsey & Co., Inc., SunTrust Equitable Securities Corporation, Morgan Keegan & Company, Inc. and E*OFFERING Corp. are acting as representatives. We and the selling stockholders are obligated to sell, and the underwriters are obligated to purchase, all of the shares offered on the cover page of this prospectus, if any are purchased. Subject to the conditions of the underwriting agreement, each underwriter has severally agreed to purchase the shares indicated opposite its name:



                                                                                                         NUMBER
      UNDERWRITERS                                                                                      OF SHARES
                                                                                                        ---------
Prudential Securities Incorporated...................................................................
BancBoston Robertson Stephens Inc....................................................................
Friedman, Billings, Ramsey & Co., Inc................................................................
SunTrust Equitable Securities Corporation............................................................
Morgan Keegan & Company, Inc.........................................................................
E*OFFERING Corp......................................................................................
                                                                                                        ---------
     Total...........................................................................................   8,850,000
                                                                                                        ---------
                                                                                                        ---------



     The underwriters may sell more shares than the total number of shares offered on the cover page of this prospectus, and they have, for a period of 30 days from the date of this prospectus, over-allotment options to purchase up to 1,200,000 additional shares from us and up to 127,500 additional shares from the selling stockholders. If any additional shares are purchased, the underwriters will severally purchase the shares in the same proportion as provided in the table above.


     The representatives of the underwriters have advised us that the shares will be offered to the public at the offering price indicated on the cover page of this prospectus. The underwriters may allow to selected dealers a concession
not in excess of $     per share and these dealers may reallow a concession not
in excess of $     per share to other dealers. After the shares are released for sale to the public, the representatives may change the offering price and the concessions.

     We and the selling stockholders have agreed to pay the underwriters the following fees, assuming both no exercise and full exercise of the underwriters' over-allotment options to purchase additional shares:

                                                                                         TOTAL FEES
                                                                      ------------------------------------------------
                                                           FEE          WITHOUTEXERCISE OF         FULL EXERCISE OF
                                                         PER SHARE    OVER-ALLOTMENT OPTIONS    OVER-ALLOTMENT OPTIONS
                                                         ---------    ----------------------    ----------------------

Fees paid by us......................................      $               $                         $
Fees paid by selling stockholders....................      $               $                         $

     In addition, we estimate that we will spend approximately $500,000 in expenses for this offering, including those of the selling stockholders. We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in respect of these liabilities.

     Shop At Home and our executive officers, directors, principal stockholders, including the selling stockholders, and holders of warrants to purchase our common stock have entered into lock-up agreements pursuant to which we and they have agreed not to offer or sell any shares of common stock or securities convertible into or exchangeable or exercisable for shares of common stock for a period of 180 days from the date of this prospectus without the prior written consent of Prudential Securities, on behalf of the underwriters. Prudential Securities may, at any time and without notice, waive the terms of these lock-up agreements specified in the underwriting agreement.

     Prudential Securities, on behalf of the underwriters, may engage in the following activities in accordance with applicable securities rules:

     o Over-allotments involving sales in excess of the offering size, creating a short position. Prudential Securities may elect to reduce this short position by exercising the over-allotment options;

     o Stabilizing and short covering; stabilizing bids to purchase the shares are permitted if they do not exceed a specified maximum price. After the distribution of shares has been completed, short covering purchases in the open market may also reduce the short position. These activities may cause the price of the shares to be higher than would otherwise exist in the open market; and

     o Penalty bids permitting the representatives to reclaim concessions from a syndicate member for the shares purchased in the stabilizing or short covering transactions.

     Such activities, which may be commenced and discontinued at any time, may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise. Also and prior to the pricing of the shares, and until the time when a stabilizing bid may have been made, some or all of the underwriters who are market makers in the shares may make bids for or purchases of shares subject to restrictions, known as passive market making activities.

     Each underwriter has represented that it has complied and will comply with all applicable laws and regulations in connections with the offer, sale or delivery of the shares and related offering materials in the United Kingdom, including:

     o the Public Offers of Securities Regulations 1995;

     o the Financial Services Act 1986; and

     o the Financial Services Act 1986, (Investment Advertisement) (Exemptions) order 1996, as amended.

     We have asked the underwriters to reserve shares for sale at the same offering price directly to our officers, directors, employees and other business affiliates or related third parties. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved shares.


     E*OFFERING Corp. is making a prospectus in electronic format available on its Internet website. Other than the prospectus in electronic format, the information on such website is not part of this prospectus or the registration statement of which the prospectus forms a part and has not been approved and/or endorsed by Shop At Home or any underwriter in such capacity and should not be relied on by prospective investors.


                                 LEGAL MATTERS

     The legality of this offering will be passed upon for us by Wyatt, Tarrant & Combs, Nashville, Tennessee. Charles W. Bone, a partner of Wyatt, Tarrant & Combs, is the beneficial owner of warrants issued by us under which he has the right to purchase a total of 82,500 shares of our common stock at a current exercise price of $1.288. Certain legal matters relating to this offering will be passed upon for the Underwriters by Schulte Roth & Zabel LLP, New York, New York.

                                    EXPERTS

     The financial statements as of June 30, 1997 and 1998 and for each of the three years in the period ended June 30, 1998 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                         WHERE TO FIND MORE INFORMATION


     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 or at its Regional Offices in Chicago, Illinois or New York, New York. You may obtain further information about the operation of the public reference room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public over the Internet at the SEC's website at http://www.sec.gov. In addition, you may obtain a copy of any of our filings, at no cost, by writing to or telephoning us at Shop At Home, Inc., 5388 Hickory Hollow Parkway, Antioch, Tennessee 37013-3128, Telephone (615)263-8000.


     This prospectus is part of a registration statement on Form S-3 filed by us with the SEC under the Securities Act of 1933. As permitted by SEC rules, this prospectus does not contain all of the information included in the registration statement and the accompanying exhibits filed with the SEC. You may refer to the registration statement and our exhibits for more information.

     The SEC allows us to "incorporate by reference" into this prospectus the information we file with the SEC. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. If we subsequently file updating or superseding information in a document that is incorporated by reference into this prospectus, the subsequent information will also become part of this prospectus and will take the place of the earlier information.

     We are incorporating by reference the following documents that we have filed with the SEC:


     1. our Quarterly Reports on Form 10-Q, as amended, for the quarters ended September 30, 1998, December 31, 1998, and March 31, 1999


     2. our Current Reports on Form 8-K filed with the SEC on May 12, 1998 and February 3, 1999;

     3. our definitive proxy statement dated October 29, 1998 with respect to the annual meeting of stockholders held on December 2, 1998;

     4. our definitive proxy statement dated March 26, 1999 with respect to the special meeting of stockholders held on April 28, 1999; and

     5. the description of our common stock contained in our registration statement filed with the SEC under Section 12 of the Exchange Act and subsequent amendments and reports filed to update such description.

     We are also incorporating by reference into this prospectus all of our future filings with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until this offering has been completed.

     You may obtain a copy of any of our filings which are incorporated by reference, at no cost, by writing to or telephoning us at the following address:


                               Shop At Home, Inc.
                          5388 Hickory Hollow Parkway
                         Antioch, Tennessee 37013-3128
                            Telephone (615)263-8000


     Our Internet address is www.shopathomeonline.com. Information contained on this website and on our website, collectibles.com, is not part of this prospectus.

                               SHOP AT HOME, INC.
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                             PAGE
                                                                                                             -----

Report of Independent Accountants.........................................................................     F-2

Consolidated Balance Sheets at June 30, 1997 and 1998; and March 31, 1999 (unaudited).....................     F-3

Consolidated Statements of Operations for the years ended June 30, 1996, 1997 and 1998; and for the nine
  months ended March 31, 1998 and 1999 (unaudited)........................................................     F-4

Consolidated Statements of Stockholders' Equity for the years ended June 30, 1996, 1997 and 1998; and for
  the nine months ended March 31, 1999 (unaudited)........................................................     F-5

Consolidated Statements of Cash Flows for the years ended June 30, 1996, 1997 and 1998; and for the nine
  months ended March 31, 1998 and 1999 (unaudited)........................................................     F-6

Notes to Consolidated Financial Statements................................................................     F-8

                       REPORT OF INDEPENDENT ACCOUNTANTS

Board of Directors and Stockholders
Shop At Home, Inc.

     In our opinion, the accompanying consolidated balance sheets and related consolidated statements of operations, stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Shop At Home, Inc. and its subsidiaries at June 30, 1997 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

                                          PRICEWATERHOUSECOOPERS LLP

Knoxville, Tennessee
August 7, 1998

                      SHOP AT HOME, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                             (THOUSANDS OF DOLLARS)

                                                                                 JUNE 30,    JUNE 30,     MARCH 31,
                                                                                   1997        1998          1999
                                                                                 --------    --------    -----------
                                                                                                         (UNAUDITED)
                                    ASSETS
Current assets:
  Cash and cash equivalents...................................................   $  5,078    $ 21,224     $   8,821
  Accounts receivable -- trade, net...........................................      3,293       3,830         9,423
  Accounts receivable -- related parties......................................          3          --            --
  Inventories, net............................................................      3,262       4,332         5,765
  Prepaid expenses............................................................        458         404         1,323
  Deferred tax assets.........................................................      1,342         990         1,057
                                                                                 --------    --------     ---------
Total current assets..........................................................     13,436      30,780        26,389
Note receivable -- related party, net of unamortized discount of $0, $134 and
  $104, respectively..........................................................         --         660           681
Property and equipment, net...................................................      4,434      20,557        27,923
Licenses, net of accumulated amortization of $812, $2,063 and $4,031 for 1997,
  1998 and 1999, respectively.................................................     13,423      84,831        83,008
Goodwill, net of accumulated amortization of $76, $188 and $312 for 1997, 1998
  and 1999, respectively......................................................      1,990       2,532         2,408
Other assets..................................................................      1,127       4,410         6,027
                                                                                 --------    --------     ---------
Total assets..................................................................   $ 34,410    $143,770     $ 146,436
                                                                                 --------    --------     ---------
                                                                                 --------    --------     ---------

                     LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion -- capital leases...........................................   $    171    $    161     $      --
  Current portion of long-term debt...........................................      2,280          --            --
  Accounts payable -- trade...................................................      6,822       9,016        10,981
  Accounts payable -- related party...........................................        632          12            --
  Credits due to customers....................................................      3,121       3,987         3,440
  Other payables and accrued expenses.........................................      4,944       5,769         9,300
  Deferred revenue............................................................        108         267           183
                                                                                 --------    --------     ---------
Total current liabilities.....................................................     18,078      19,212        23,904
Long-term liabilities:
  Capital leases, less current portion........................................        306         254            --
  Long term debt, less current portion........................................      7,216      75,000        75,000
  Deferred income taxes.......................................................      3,613       3,551           945
Redeemable preferred stock:
  $10.00 par value, 1,000,000 shares authorized, 137,943 issued and outstanding at June 30, 1997 and 1998 and 106,123 outstanding at
     March 31, 1999 -- redeemable at $10 per share............................      1,393       1,393         1,075
Commitments (notes 5, 6, 9, 10, and 18)
Stockholders' equity:
  Common stock -- $.0025 par value, 30,000,000 shares authorized: 10,714,414 and 23,313,191 shares issued and outstanding at June 30, 1997 and 1998, respectively; 24,324,937 shares outstanding at March 31, 1999
     (unaudited)..............................................................         27          58            61
  Additional paid in capital..................................................     10,067      49,079        52,585
  Accumulated deficit.........................................................     (6,290)     (4,777)       (7,134)
                                                                                 --------    --------     ---------
Total liabilities and stockholders' equity....................................   $ 34,410    $143,770     $ 146,436
                                                                                 --------    --------     ---------
                                                                                 --------    --------     ---------

  The accompanying notes are an integral part of these consolidated financial statements.

                      SHOP AT HOME, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
               (THOUSANDS OF DOLLARS, EXCEPT FOR PER SHARE DATA)

                                                                                              NINE MONTHS ENDED
                                                        FOR THE YEARS ENDED JUNE 30,              MARCH 31,
                                                        ------------------------------    --------------------------
                                                         1996       1997        1998         1998           1999
                                                        -------    -------    --------    -----------    -----------
                                                                                          (UNAUDITED)    (UNAUDITED)
Net revenues.........................................   $40,675    $68,832    $100,518      $70,457       $ 110,442
Cost of goods sold (excluding items listed below)....    24,516     40,626      58,862       40,866          65,869
Salaries and wages...................................     4,113      5,564       7,446        5,161           8,120
Transponder and cable charges........................     6,025     12,118      17,768       12,554          19,370
Other general operating and administrative
  expenses...........................................     5,914      7,143      10,667        7,920          10,489
Depreciation and amortization........................       878      1,057       2,188        1,193           3,609
Move related expenses................................        --         --          --           --             873
                                                        -------    -------    --------      -------       ---------
Total operating expenses.............................    41,446     66,508      96,931       67,694         108,330
                                                        -------    -------    --------      -------       ---------
Income (loss) from operations........................      (771)     2,324       3,587        2,763           2,112
                                                        -------    -------    --------      -------       ---------
Other income (expense):
  Interest, net......................................      (795)    (1,080)     (2,850)        (741)         (6,590)
  Other income.......................................        57        232       1,703        1,214             676
                                                        -------    -------    --------      -------       ---------
Total other income (expense).........................      (738)      (848)     (1,147)         473          (5,914)
                                                        -------    -------    --------      -------       ---------
Income (loss) before income taxes....................    (1,509)     1,476       2,440        3,236          (3,802)
Income tax expense (benefit).........................      (104)       (80)        927        1,238          (1,445)
                                                        -------    -------    --------      -------       ---------
Net income (loss)....................................   $(1,405)   $ 1,556    $  1,513      $ 1,998       $  (2,357)
                                                        -------    -------    --------      -------       ---------
                                                        -------    -------    --------      -------       ---------
Basic earnings (loss) per share......................   $  (.14)   $   .14    $    .10      $   .17       $    (.10)
                                                        -------    -------    --------      -------       ---------
                                                        -------    -------    --------      -------       ---------
Diluted earnings (loss) per share....................   $  (.14)   $   .12    $    .09      $   .14       $    (.10)
                                                        -------    -------    --------      -------       ---------
                                                        -------    -------    --------      -------       ---------

  The accompanying notes are an integral part of these consolidated financial statements.

                      SHOP AT HOME, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
 FOR THE YEARS ENDED JUNE 30, 1996, 1997, 1998 AND NINE MONTHS ENDED MARCH 31,
                                1999 (UNAUDITED)
                             (THOUSANDS OF DOLLARS)

                                                                                          ADDITIONAL
                                                                                COMMON     PAID-IN      ACCUMULATED
                                                                                STOCK      CAPITAL       DEFICIT
                                                                                ------    ----------    -----------
Balance, June 30, 1995 (10,144,080 shares)...................................    $ 25      $  8,935       $(6,441)
  Issuance of common stock in connection with financing
     (100,000 shares)........................................................      --           250            --
  Issuance of common stock in connection with conversion of preferred stock
     (2,000 shares)..........................................................      --            21            --
  Exercise of employee stock options (126,000 shares)........................      --           127            --
  Issuance of common stock in payment of payable obligations
     (203,175 shares)........................................................       1           609            --
  Preferred stock dividend accrued...........................................      --           (14)           --
  Net loss...................................................................      --            --        (1,405)
                                                                                 ----      --------       -------
Balance, June 30, 1996 (10,575,255 shares)...................................      26         9,928        (7,846)
  Exercise of options (100,000 shares).......................................       1           100            --
  Exercise of employee stock options (20,000 shares).........................      --            20            --
  Issuance of common stock in payment of payable obligations
     (19,159 shares).........................................................      --            33            --
  Preferred stock dividend accrued...........................................      --           (14)           --
  Net income.................................................................      --            --         1,556
                                                                                 ----      --------       -------
Balance, June 30, 1997 (10,714,414 shares)...................................      27        10,067        (6,290)
  Exercise of warrants (200,000 shares)......................................       1           226            --
  Exercise of employee stock options (454,600 shares)........................       1           506            --
  Issuance of common stock in payment of a note
     (444,177 shares) -- net.................................................       1         1,190            --
  Preferred stock dividend accrued...........................................      --           (14)           --
  Tax effect of non-qualified stock options..................................      --           245            --
  Issuance of 11,500,000 shares in connection with public offering, net of
     offering costs..........................................................      28        36,859            --
  Net income.................................................................      --            --         1,513
                                                                                 ----      --------       -------
Balance, June 30, 1998 (23,313,191 shares)...................................      58        49,079        (4,777)
  Issuance of 11,226 shares in consideration of personal guaranty
     (unaudited).............................................................      --            40            --
  Purchase and retirement of 90,300 shares (unaudited).......................      --          (203)           --
  Preferred stock dividend accrued (unaudited)...............................      --           (11)           --
  Exercise of 200,000 warrants (unaudited)...................................      --           226            --
  Exercise of 600,000 options (unaudited)....................................       2         1,500            --
  Exercise of 259,000 employee stock options (unaudited).....................       1           750            --
  Conversion of 31,820 shares of preferred stock (unaudited).................      --           318            --
  Tax effect of non-qualified stock options (unaudited)......................      --           886            --
  Net loss (unaudited).......................................................      --            --        (2,357)
                                                                                 ----      --------       -------
Balance, March 31, 1999 (24,324,937 shares) (unaudited)......................    $ 61      $ 52,585       $(7,134)
                                                                                 ----      --------       -------
                                                                                 ----      --------       -------

  The accompanying notes are an integral part of these consolidated financial statements.

                      SHOP AT HOME, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (THOUSANDS OF DOLLARS)

                                                       YEARS ENDING JUNE 30,         NINE MONTHS ENDED MARCH 31,
                                                   ------------------------------    ---------------------------
                                                    1996       1997        1998                 1998
                                                   -------    -------    --------    ---------------------------
                                                                                             (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)...............................   $(1,405)   $ 1,556    $  1,513             $   1,998
Gain on sale of contractual right...............        --         --        (900)                 (900)
Non-cash items included in net income (loss):
  Depreciation and amortization.................       878      1,057       2,188                 1,193
  Loss on sale of equipment.....................        20          3          --                    --
  Deferred income taxes.........................      (104)       (80)        290                   869
  Deferred interest expense.....................        --         --         (32)                   --
  Provision for inventory obsolescence..........       235        710          78                    70
  Provision for bad debt........................        --         59         188                   188
Changes in current and non-current items:
  Accounts receivable...........................       119     (2,968)     (1,003)               (4,090)
  Inventories...................................      (553)    (1,361)     (1,318)               (2,139)
  Prepaid expenses and other assets.............      (197)      (241)        755                   183
  Accounts payable and accrued expenses.........       805      8,915       3,498                 3,380
  Deferred revenue..............................     1,017     (1,405)        159                   194
                                                   -------    -------    --------             ---------
Net cash provided (used) by operations..........       815      6,245       5,416                   946
                                                   -------    -------    --------             ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Note receivable-related party.................        --         --        (800)                 (800)
  Repayment of note receivable-related party....        --         --          12                    --
  Cash payments for acquisitions................        --     (1,838)         --                    --
  Purchase of property, plant and equipment.....      (507)    (1,056)    (16,800)               (6,813)
  Proceeds from sale of equipment...............       400         --          --                    --
  Other assets..................................        --     (1,857)       (187)               (5,546)
  Proceeds from sale of contractual right.......        --         --         900                   900
  Purchase of licenses..........................       (38)        --     (72,635)              (71,500)
                                                   -------    -------    --------             ---------
Net cash used by investing activities...........      (145)    (4,751)    (89,510)              (83,759)
                                                   -------    -------    --------             ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Payment of dividends..........................        --        (14)         --                    --
  Exercise of options and warrants..............       128        120         734                   669
  Common stock issued...........................        --         --      40,250                40,250
  Repayments of debt and capital leases.........    (1,141)    (1,356)    (11,551)              (11,519)
  Proceeds from long-term debt..................     2,056      2,919      78,000                78,000
  Purchase and retirement of common stock.......        --         --          --                    --
  Payment of stock issuance costs...............        --         --      (3,363)               (2,963)
  Payment of debt issuance costs................        --         --      (3,830)                   --
                                                   -------    -------    --------             ---------
Net cash provided by financing activities.......     1,043      1,669     100,240               104,437
                                                   -------    -------    --------             ---------
Net increase (decrease) in cash.................     1,713      3,163      16,146                21,624
  Cash beginning of period......................       202      1,915       5,078                 5,078
                                                   -------    -------    --------             ---------
  Cash end of period............................   $ 1,915    $ 5,078    $ 21,224             $  26,702
                                                   -------    -------    --------             ---------
                                                   -------    -------    --------             ---------


                                                  NINE MONTHS ENDED MARCH 31,
                                                  ---------------------------
                                                             1999
                                                  ---------------------------
                                                          (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)...............................           $  (2,357)
Gain on sale of contractual right...............                  --
Non-cash items included in net income (loss):
  Depreciation and amortization.................               3,609
  Loss on sale of equipment.....................                  --
  Deferred income taxes.........................              (1,787)
  Deferred interest expense.....................                 (22)
  Provision for inventory obsolescence..........                  70
  Provision for bad debt........................                  --
Changes in current and non-current items:
  Accounts receivable...........................              (5,593)
  Inventories...................................              (1,503)
  Prepaid expenses and other assets.............              (1,536)
  Accounts payable and accrued expenses.........               4,930
  Deferred revenue..............................                 (84)
                                                           ---------
Net cash provided (used) by operations..........              (4,273)
                                                           ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Note receivable-related party.................                  --
  Repayment of note receivable-related party....                  --
  Cash payments for acquisitions................                  --
  Purchase of property, plant and equipment.....              (8,063)
  Proceeds from sale of equipment...............                  --
  Other assets..................................              (1,925)
  Proceeds from sale of contractual right.......                  --
  Purchase of licenses..........................                  --
                                                           ---------
Net cash used by investing activities...........              (9,988)
                                                           ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Payment of dividends..........................                  --
  Exercise of options and warrants..............               2,476
  Common stock issued...........................                  --
  Repayments of debt and capital leases.........                (415)
  Proceeds from long-term debt..................                  --
  Purchase and retirement of common stock.......                (203)
  Payment of stock issuance costs...............                  --
  Payment of debt issuance costs................                  --
                                                           ---------
Net cash provided by financing activities.......               1,858
                                                           ---------
Net increase (decrease) in cash.................             (12,403)
  Cash beginning of period......................              21,224
                                                           ---------
  Cash end of period............................           $   8,821
                                                           ---------
                                                           ---------

  The accompanying notes are an integral part of these consolidated financial statements.

                      SHOP AT HOME, INC. AND SUBSIDIARIES
              CONSOLIDATED STATEMENTS OF CASH FLOWS -- (CONTINUED)
                             (THOUSANDS OF DOLLARS)

                                                                       JUNE 30,                    MARCH 31,
                                                               ------------------------    --------------------------
                                                               1996     1997      1998        1998           1999
                                                               ----    ------    ------    -----------    -----------
                                                                                           (UNAUDITED)    (UNAUDITED)
SCHEDULE OF NONCASH FINANCING ACTIVITIES:
Stock issued for inventory and reduction of accounts
  payable...................................................   $610    $   33    $   --      $    --        $    --
Cost of equipment purchased through capital lease
  obligations...............................................   $ 31    $  437    $  326      $   149        $    --
Notes payable issued for acquisitions of Urban Broadcasting
  Systems, Inc..............................................   $ --    $1,400    $   --      $    --        $    --
Stock issued in connection with financing (100,000
  shares)...................................................   $250    $   --    $   --      $    --        $    --
Stock issued in connection with retirement of debt (144,177
  shares)...................................................   $ --    $   --    $1,190      $ 1,190        $    --
Conversion of preferred stock into common stock.............   $ --    $   --    $   --      $    --        $   318
Stock issued for loan guarantee.............................   $ --    $   --    $   --      $    --        $    40
Tax effect of non-qualified stock options...................   $ --    $   --    $  245      $    --        $   886
Supplemental disclosures of cash flow information:
Cash paid during the period for:
  Interest..................................................   $795    $  998    $  857      $   803        $ 8,534
                                                               ----    ------    ------      -------        -------
  Taxes.....................................................   $ 30    $  140    $  432      $   432        $    --
                                                               ----    ------    ------      -------        -------

  The accompanying notes are an integral part of these consolidated financial statements.

                      SHOP AT HOME, INC., AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Presentation. All dollar values in tables and the financial statements have been expressed in (000s) except for per share data. The financial information included herein as of March 31, 1999 and for the nine month periods ended March 31, 1998 and 1999 is unaudited; however such information reflects all adjustments (consisting of only normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of consolidated financial position, results of operations and cash flows of the interim periods.

     Principles of Consolidation. The accompanying consolidated financial statements include the accounts of Shop At Home, Inc. and its 100% owned subsidiaries, MFP, Inc. ("MFP"), Broadcast Cable Satellite Technologies, Inc. ("BCST"), Urban Broadcasting Systems, Inc. ("UBS"), Collector's Edge of Tennessee, Inc. ("Collector's"), SAH Acquisition Corporation II ("SAH Acquisition II"), SAH Acquisition Corporation ("SAH AQ") and Partners -- SATH, L.L.C. ("Partners"), (collectively the "Company"). All material intercompany balances and transactions have been eliminated in consolidation.

     Operations. The Company sells specialty consumer products, primarily collectibles, through interactive electronic media, including broadcast, cable and satellite television, and over the Internet. The programming is currently available on a twenty-four hours a day, seven days a week schedule.

     BCST's principal asset consists of ownership of the outstanding shares of capital stock of UBS. UBS holds the FCC license for television station KZJL, Channel 61, a full power television station licensed to Houston, Texas. BCST was acquired in December 1994 (Note 15).

     MFP operates a commercial television station, WMFP, Channel 62, serving the Boston television market area. MFP was acquired in February 1995.

     Collector's, formed in February 1997, is a trading card wholesaler whose main assets are licenses from National Football League Properties, Inc. and National Football League Players, Incorporated (Note 16).

     SAH Acquisition II operates three commercial television stations: KCNS, Channel 38, serving the San Francisco television market area; WOAC, Channel 67, serving the Cleveland, Ohio television market area and; WRAY, Channel 30, serving the Raleigh television market area, all of which were acquired on March 27, 1998. SAH Acquisition II's principal asset consists of its ownership in the respective television licenses. Partners owns real property located at 5388 Hickory Hollow Parkway, Antioch, Tennessee, the Company's headquarters, studios and technical facilities. The real property is Partners' only asset. SAH AQ's principal asset is a 1% membership in Partners.

     Cash and Cash Equivalents. For the purpose of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with original maturities of three months or less to be cash equivalents.

     Inventories. Inventories, which consist primarily of products held for sale such as jewelry and sports collectibles, are stated at the lower of cost or market with cost being determined on a first-in, first-out (FIFO) basis. Valuation allowances are provided for carrying costs in excess of estimated market value.

     Accounts Receivable -- Trade. The Company has reduced accounts receivable to the net realizable value through recording allowances for doubtful accounts and returns. At June 30, 1997 and 1998, the Company had recorded allowances of $59 and $535, respectively. At March 31, 1999 the amount recorded was $466 (unaudited).

     Property and Equipment. Property and equipment is stated at cost. Expenditures for repairs and maintenance are expensed as incurred, and additions and improvements that significantly extend the life of assets are capitalized.

                      SHOP AT HOME, INC., AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)

     Depreciation is computed under straight-line and accelerated methods over the estimated useful lives of the assets as reflected in the following table:

Furniture and fixtures..............................................      7    Years
Operating equipment.................................................   3-15    Years
Leasehold improvements..............................................     40    Years
Building............................................................     40    Years

     FCC Licenses. During fiscal 1998, the Company through its subsidiary SAH Acquisition II acquired three licenses and in fiscal 1995 acquired two subsidiaries that own licenses from the Federal Communications Commission under which they operate television stations. Although FCC licenses are granted for eight-year periods, they are required to be renewed by the FCC unless (1) the holder has seriously violated the Telecommunications Act or FCC rules and regulations; (2) failed to serve the public interest, convenience, and necessity; or (3) followed a pattern of abuse in violation of FCC rules and regulations. Accordingly, FCC licenses are historically renewed for indefinite periods of time giving them indefinite lives. Given the indeterminate lives afforded by the licensing process and the historical appreciation in value of the licenses, the Company determined that a life of 40 years would be appropriate. Amortization of these licenses was $269, $307 and $773 for the fiscal years ended June 30, 1996, 1997 and 1998 respectively; $236 and $1,602 for the nine months ended March 31, 1998 and 1999, respectively (unaudited).

     The Company has allocated the purchase price of its recent acquisitions based upon independent appraisals. The appraisal of WMFP-Boston resulted in the recording of some goodwill.

     NFL Licenses. In fiscal year 1997, the Company formed Collector's Edge of Tennessee, Inc. a wholly owned subsidiary engaged in the business of selling sports trading cards under licenses with National Football League Players, Incorporated and National Football League Properties, Inc. The value ascribed to these licenses in connection with their acquisition by Collector's is being amortized over the contract life of 3 years. Amortization of these licenses was $162 and $479 for the fiscal years ended June 30, 1997 and 1998, respectively, and $364 for each of the nine month periods ending March 31, 1998 and 1999 (unaudited).

     Goodwill. Goodwill is amortized over 40 years, using the straight-line method. The amortization period for goodwill was determined based upon the rationale developed to assign lives to the FCC licenses. Goodwill recorded in connection with the acquisitions of WMFP and the assets of Collector's represents the excess purchase price over the fair value of the net identifiable assets acquired. The amount of goodwill for WMFP was determined by independent appraisal whereas goodwill for CET was determined by reference to net assets acquired and further supported by established business relationships, which represent future revenue streams. Goodwill amortization amounted to $16, $61 and $112 for fiscal years ended June 30, 1996, 1997 and 1998, respectively; $59 and $124 for the nine month periods ending March 31, 1998 and 1999 (unaudited). Management periodically evaluates the net realizability of the carrying amount of goodwill.

     Sales Returns. The Company generally allows customers to return merchandise for full credit or refund within 30 days from the date of receipt. Collector's sells to wholesalers and retailers; terms of sale and return privileges are negotiated on an individual basis.

     Revenue Recognition. The Company's principal source of revenue is retail sales to viewing customers. Other sources of revenue include the sale of air time on its owned stations (infomercials), the sale of uplink truck services (fiscal 1996) and miscellaneous income consisting of list rental, credit card fees and commissions. Product sales are recognized upon shipment of the merchandise to the customer. Service revenue and air time revenue are recognized when the service has been provided or the air time has been utilized. Deferred revenue consists of sales proceeds relative to unshipped merchandise.

                      SHOP AT HOME, INC., AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)

     Cost of Goods Sold. Cost of goods sold represents the purchase of merchandise and inbound freight costs.

     Income Taxes. The Company files a consolidated federal income tax return with its subsidiaries. The companies file separate state returns. The Company determines deferred tax assets and liabilities based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

     Earnings (Loss) Per Share. Statement of Financial Accounting Standards No. 128, Earnings Per Share, requires the presentation of basic EPS and diluted EPS. Basic income (loss) per share is computed by dividing net income (loss) available for common stockholders by the weighted average number of shares of common stock outstanding. Diluted income (loss) per share is computed by dividing adjusted net income (loss) by the weighted average number of shares of common stock and assumed conversions of dilutive securities outstanding during the respective periods. Dilutive securities represented by options, warrants, redeemable preferred stock and convertible debt outstanding have been included in the computation. The Company uses the treasury stock method for calculating the dilutive effect of options and warrants and the if converted method with respect to the effect of convertible securities.

     Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Impairment of Long-Lived Assets. The Company follows Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, which
(1) requires that long-lived assets to be held and used be reviewed for impairment whenever events or circumstances indicate that the carrying value of an asset may not be recoverable, (2) requires that long-lived assets to be disposed of be reported at the lower of the carrying amount or the fair value less costs to sell, and (3) provides guidelines and procedures for measuring impairment losses.

     Stock-Based Compensation. The Company follows the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB
25) and related interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. Certain pro forma disclosures as required by Statement of Financial Accounting Standards No. 123, Accounting and Disclosure of Stock-Based Compensation, are included in Footnote 11.

     Recent Accounting Pronouncements. Effective December 31, 1997, the Company implemented Statement of Financial Accounting Standards No. 129, Disclosure of Information about Capital Structure. The Statement consolidates disclosures required by several existing pronouncements regarding an entity's capital structure. The Company's disclosures are already in compliance with such pronouncements and, accordingly, SFAS 129 does not require any change to existing disclosures.

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income. The Statement establishes standards for reporting comprehensive income and its components in a full set of financial statements. The Statement is effective for fiscal years beginning after December 15, 1997. The Company currently has no items that would be classified as other comprehensive income. The company plans to implement SFAS 130 in the presentation of its fiscal year end 1999 financial statements.

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, Disclosures About Segments of an Enterprise and Related Information. This Statement

                      SHOP AT HOME, INC., AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)

establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and interim financial reports issued to stockholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. The Statement is effective for fiscal years beginning after December 31, 1997. In the initial year of application, comparative information for earlier years is to be restated. The Company has determined that its reportable segments will be the same as currently disclosed, although expanded disclosures will be required under provisions of the standard.

     Reclassifications. Certain amounts in the prior years' consolidated financial statements have been reclassified for comparative purposes to conform to the current year presentation.

NOTE 2 -- PROPERTY AND EQUIPMENT

     Property and equipment consists of the following major classifications:

                                                                        JUNE 30,
                                                                   ------------------     MARCH 31,
                                                                    1997       1998         1999
                                                                   -------    -------    -----------
                                                                                         (UNAUDITED)
Leasehold improvements..........................................   $   318    $   346      $    81
Operating equipment.............................................     5,820     11,294       15,392
Furniture and fixtures..........................................       191        201        2,050
Building........................................................        --         --       11,730
Construction in progress........................................        --     10,185           --
Land............................................................        --      1,250        1,250
                                                                   -------    -------      -------
                                                                     6,329     23,276       30,503
Accumulated depreciation........................................    (1,895)    (2,719)      (2,580)
                                                                   -------    -------      -------
Property, plant and equipment, net..............................   $ 4,434    $20,557      $27,923
                                                                   -------    -------      -------
                                                                   -------    -------      -------

     Depreciation expense totaled $463, $527 and $824 for the fiscal years ended June 30, 1996, 1997 and 1998, respectively; and $534 and $1,518 for the nine months ended March 31, 1998 and 1999, respectively (unaudited). Interest capitalized amounted to $273 for the year ended June 30, 1998 and for the nine months ended March 31, 1999, was $301 (unaudited).

NOTE 3 -- INVENTORY

     The components of inventory are as follows:

                                                                         JUNE 30,
                                                                     -----------------     MARCH 31,
                                                                      1997       1998        1999
                                                                     -------    ------    -----------
                                                                                          (UNAUDITED)
Work in progress..................................................   $   389    $  152      $   246
Finished goods....................................................     3,571     4,201        5,610
                                                                     -------    ------      -------
                                                                       3,960     4,353        5,856
Variance allowance................................................      (698)      (21)         (91)
                                                                     -------    ------      -------
  Total...........................................................   $ 3,262    $4,332      $ 5,765
                                                                     -------    ------      -------
                                                                     -------    ------      -------

                      SHOP AT HOME, INC., AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 4 -- CAPITAL LEASES

     The Company has acquired various equipment under the provisions of long-term leases.

     Future minimum lease payments under capitalized leases are as follows at June 30, 1998:

1999........................................................................   $207
2000........................................................................    207
2001........................................................................     73
                                                                               ----
Total minimum lease payments................................................    487
Less amount representing interest...........................................    (72)
                                                                               ----
Present value of minimum lease payments.....................................   $415
Less current portion........................................................   (161)
                                                                               ----
Long-term portion...........................................................   $254
                                                                               ----
                                                                               ----

     The capital leases had been paid in full by March 31, 1999.

NOTE 5 -- LONG-TERM DEBT

     Long-term debt consists of the following:

                                                                                          MARCH 31,
                                                                    1997       1998         1999
                                                                   -------    -------    -----------
                                                                                         (UNAUDITED)
11% Senior Secured Notes........................................   $    --    $75,000      $75,000
Various notes payable, repaid from proceeds of stock and debt
  offerings.....................................................     9,496         --           --
                                                                   -------    -------      -------
Total long-term debt............................................     9,496     75,000       75,000
Less current maturities.........................................    (2,280)        --           --
                                                                   -------    -------      -------
Long-term debt less current portion.............................   $ 7,216    $75,000      $75,000
                                                                   -------    -------      -------
                                                                   -------    -------      -------

     The Company had a $5,000 credit line available, which expired March 31, 1999. As of June 30, 1998, none of the line had been drawn upon.

     With respect to restrictions on the Company's ability to obtain funds from its subsidiaries, under Tennessee law a corporation may not pay a cash dividend if, after giving it effect, (i) the corporation would not be able to pay it debts as they become due in the usual course of business, or (ii) the corporation's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution.

ISSUANCE OF $75,000 OF 11% SENIOR SECURED NOTES

     In March 1998, the Company issued $75,000 of 11% Senior Secured Notes Due 2005 ("Notes"). Interest on the Notes is payable semi-annually on April 1 and October 1 of each year, commencing October 1, 1998. The Notes are not redeemable at any time prior to April 1, 2002. On or after April 1, 2002, the Notes will be redeemable at the option of the Company, in whole or in part, at the redemption prices, plus accrued and unpaid interest, if any, to the date of redemption. Upon the occurrence of a change of control, holders of the Notes will have the right to require the Company to repurchase their Notes, in whole or in part, at a purchase price equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase.

                      SHOP AT HOME, INC., AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 5 -- LONG-TERM DEBT -- (CONTINUED)

     The Notes are secured by a lien on all of the issued and outstanding capital stock of SAH Acquisition II and the assets of SAH Acquisition II, other than the FCC licenses held by it. The Notes are also secured by a junior lien on all of the issued and outstanding capital stock of MFP, Inc., the owner and operator of WMFP(TV) in Boston, BCST (parent of UBS) and Urban Broadcasting Systems, Inc., the owner and operator of KZJL(TV) in Houston (the "Other Broadcast Subsidiaries"). In addition, the obligations of the Company under the Notes are jointly and severally guaranteed on a senior basis by each of the Company's subsidiaries.

     The Indenture restricts the Company from incurring additional indebtedness in excess of $20,000, which indebtedness may be secured by a first priority lien on certain of the Company's assets, including the Company's accounts receivable and inventory and a first priority lien on the capital stock and other assets of the Other Broadcast Subsidiaries. The indenture also restricts the Company's ability to issue preferred stock, incur liens, pay dividends, make certain asset sales, enter into certain transactions with affiliates, merge or consolidate with any other person, issue or sell stock of subsidiaries, or sell, assign, transfer, lease, convey or otherwise dispose of substantially all of the assets of the Company or encumber the assets of the Company or its subsidiaries.

NOTE 6 -- REDEEMABLE PREFERRED STOCK

     The following is a brief summary of the terms and conditions of the Series A Preferred Stock of the Company issued in connection with the acquisition of MFP, Inc. This summary is qualified in its entirety by reference to the Company's charter provisions with respect to the preferred stock.

     During fiscal year 1995, the Company issued 140,000 shares of preferred stock, $10.00 par value, in connection with a merger with MFP, Inc., a Delaware corporation. The Series A Preferred Stock will rank ahead of the common stock with respect to dividends, preferences, qualifications, limitations, restrictions and the distribution of assets upon liquidation. Shares of Series A preferred stock have no preemptive rights and no voting rights, except those rights provided by statute. Each holder of Series A preferred stock will have the option to require the Company to redeem their shares, after 5 years from date of issuance, for $10.00 per share plus any accumulated and unpaid dividends. Prior to redemption, Series A preferred stock is convertible into shares of common stock at a ratio of one share of common stock for one share of Series A preferred stock.

     Holders of shares of Series A preferred stock are entitled to receive, but only when and if declared by the Board of Directors of the Company out of funds legally available, cash dividends at the rate of 1% per annum (i.e., $.10 per share per annum) of par value per share.

     Dividends on each share of Series A preferred stock accrue and are cumulative from (but not including) the date of its original issuance on the basis of an annual dividend period. For any dividend period, no dividends may be paid or declared and set apart for payment on any common stock, or any other series of preferred stock at the time outstanding, unless dividends properly accumulated in respect to the Series A stock and all other series of preferred stock senior to or on a parity therewith for all prior dividend periods shall have been paid or declared and set apart for payment.

     In the event of a liquidation, dissolution and winding up of the Company, whether voluntary or involuntary, the registered holders of shares of Series A preferred stock then outstanding shall be entitled to receive out of the assets of the Company, before any distributions to the holders of common stock or any other junior stock, an amount equal to the "Liquidation Preference" with respect to such shares of Series A preferred stock. The Liquidation Preference for the Series A preferred stock is $10.00 per share, plus an amount equal to all dividends thereon (whether or not declared) accrued and unpaid through the date of final distribution. For those purposes, a sale of substantially all of the assets of the Company to a third party, or the consummation by the Company or its shareholders of any transaction with any single purchaser whereby a change in control of more than fifty percent (50%) of the issued and outstanding shares of common stock

                      SHOP AT HOME, INC., AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 6 -- REDEEMABLE PREFERRED STOCK -- (CONTINUED)

of the Company occurs, will be considered a liquidation, dissolution and winding up of the Company entitling the holders of Series A preferred stock to payment of the Liquidation Preference.

     No class of the Company's capital stock is presently outstanding that possesses rights with respect to distributions upon liquidation, dissolution and winding up senior to the Series A preferred stock. So long as the Series A preferred stock remains outstanding, the Company may not issue any capital stock, including preferred stock of any series, that ranks senior to the Series A preferred stock with respect to liquidation, dissolution and winding up.

     As of June 30, 1997 and 1998, the Company was in arrears on its dividend payments due. These dividend payments are payable only when declared by the Board of Directors.

NOTE 7 -- COMMON STOCK

     In March 1998, the Company issued a total of 11,500,000 shares (including the underwriters over allotment of 1,500,000) of $.0025 par value common stock at $3.50 per share. A significant portion of the proceeds of this common stock issuance, in conjunction with the debt issuance discussed in Note 5, were used in the acquisition of three television stations (Note 17) and the new Nashville headquarters and broadcast facility.

     In August 1995, the Company issued 100,000 shares of common stock valued at $250 in connection with the securing of $2,000 of long-term debt. The per share valuation represented the market price at date of issuance, and the $250 has been amortized over the 5 year life of the loan as additional interest expense. In September 1995 the Company issued 2,000 shares in conversion of its Redeemable Preferred Stock (Note 6); in October 1995 and May 1996, the Company issued a total of 126,000 shares in connection with the exercise of employee stock options (Note 11); and during the period of March through June 1996, the Company issued a total of 203,175 shares of common stock, of which 44,000 shares of common stock were issued as payment of payable obligations and 159,175 shares of common stock were issued in exchange for certain sport cards and collectibles acquired for resale. The recording of each of these issuances was based upon the market value of the shares at the date of issuance.

     The Company also issued shares of common stock in connection with the acquisition of BCST. In October 1997, the Company issued 444,177 shares of common stock in connection with the conversion of a 10.75% note payable in the amount of $1,190 net of $143 of deferred interest. The conversion price and terms were as originally defined in the $2,000 note referred to above. The conversion price of $3.00 per share was in excess of the $2.50 market value of the stock at the time the agreement was executed. This note was being amortized in monthly installments of $43 and was due September 2000. The conversion of this note reduced interest expense by approximately $75 in the fiscal year ending June 30, 1998.

     The Company's Board of Directors approved the authorization of 30,000,000 shares of nonvoting common stock, which was approved by shareholders at the Annual Meeting held March 6, 1998. There are no shares issued for this class of stock.

     During the nine month period ended March 31, 1999 (unaudited), the Company recorded the following transactions: issued 11,226 shares valued at $40 to J.D. Clinton in consideration of a personal guaranty to secure interim financing; purchased and retired a total of 90,300 shares at a total cost of $203; warrants for 200,000 shares and non-employee options for 600,000 shares were exercised for $226 and $1,500, respectively; issued 259,000 shares in connection with employee exercises of options; issued 31,820 shares related to the conversion of preferred stock into common stock. The Company also received a tax benefit of $886 from the exercise of non-qualified options and the exercise and disqualifying disposition of incentive options.

                      SHOP AT HOME, INC., AND SUBSIDIARIES

NOTE 8 -- INCOME TAXES

     The components of temporary differences and the approximate tax effects that give rise to the Company's net deferred tax liability at June 30, 1997 and 1998 and net deferred tax asset at March 31, 1999 are as follows:

                                                                             JUNE 30,
                                                                         ------------------    MARCH 31,
                                                                          1997       1998        1999
                                                                         -------    -------    -----------
                                                                                               (UNAUDITED)
Deferred tax assets:
  Net operating loss carry forwards and AMT credits...................   $   390    $   919      $ 4,863
  Accruals............................................................     1,342        990        1,057
                                                                         -------    -------      -------
Total deferred tax assets.............................................     1,732      1,909        5,920
                                                                         -------    -------      -------
Deferred tax liabilities:
  Licenses............................................................     3,727      3,945        4,798
  Depreciation........................................................       276        525        1,010
                                                                         -------    -------      -------
Total deferred tax liabilities........................................     4,003      4,470        5,808
                                                                         -------    -------      -------
Net deferred tax assets (liabilities).................................   $(2,271)   $(2,561)     $   112
                                                                         -------    -------      -------
                                                                         -------    -------      -------
Current deferred tax asset............................................   $ 1,342    $   990      $ 1,057
Long-term deferred tax liabilities....................................    (3,613)    (3,551)        (945)
                                                                         -------    -------      -------
Net deferred tax assets (liabilities).................................   $(2,271)   $(2,561)     $   112
                                                                         -------    -------      -------
                                                                         -------    -------      -------

At March 31, 1999, the Company had $95 of AMT credits available for use in future periods and $12,547 of net operating loss carry forwards which begin to expire in 2010.

     Income tax expense (benefit) varies from the amount computed by applying the federal corporate income tax rate of 34% to income (loss) before income taxes as follows:

                                                                                      NINE MONTHS ENDED
                                                       YEARS ENDED JUNE 30,               MARCH 31,
                                                      ------------------------    --------------------------
                                                      1996      1997      1998      1998           1999
                                                      -----    -------    ----    -----------    -----------
                                                                                  (UNAUDITED)    (UNAUDITED)
Computed "expected" income tax expense
  (benefit)........................................   $(500)   $   502    $830      $ 1,100        $(1,293)
Increase (decrease) in income taxes resulting from:
  State income tax expense (benefit), net of
     federal effect................................     (58)        74      98          129           (151)
  Change in valuation allowance....................     362     (1,043)     --           --             --
  Nondeductible portion of meals and
     entertainment.................................       8         17      38           26             15
  Other............................................      84        370     (39)         (17)           (16)
                                                      -----    -------    ----      -------        -------
  Actual income tax expense (benefit)..............   $(104)   $   (80)   $927      $ 1,238        $(1,445)
                                                      -----    -------    ----      -------        -------
                                                      -----    -------    ----      -------        -------

                      SHOP AT HOME, INC., AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 8 -- INCOME TAXES -- (CONTINUED)

     The components of income tax expense (benefit) for the respective periods are as follows:

                                                                                      NINE MONTHS ENDED
                                                        YEARS ENDED JUNE 30,              MARCH 31,
                                                        ----------------------    --------------------------
                                                        1996     1997     1998        1998          1999
                                                        -----    -----    ----    -----------    -----------
                                                                                  (UNAUDITED)    (UNAUDITED)
Current:
  State..............................................   $  --    $  --    $101      $   195        $    --
  Federal............................................      --       --     536          174            342
                                                        -----    -----    ----      -------        -------
                                                           --       --     637          369            342
                                                        -----    -----    ----      -------        -------
Deferred:
  State..............................................     (60)      74      46          139           (288)
  Federal............................................     (44)    (154)    244          730         (1,499)
                                                        -----    -----    ----      -------        -------
                                                         (104)     (80)    290          869         (1,787)
                                                        -----    -----    ----      -------        -------
Total expense (benefit)..............................   $(104)   $ (80)   $927      $ 1,238        $(1,445)
                                                        -----    -----    ----      -------        -------
                                                        -----    -----    ----      -------        -------

     In connection with the acquisition of BCST, in 1997, the Company reduced the valuation allowance for deferred tax assets by $189, representing the effect of the deferred tax liabilities expected to reverse in the net operating loss carry forward period. The reduction of the valuation allowance was effected by reducing intangible asset balances recorded as a result of the acquisitions.

     In the fourth quarter of 1997, in connection with budgeting and forecasting models, management determined that it was more likely than not that the Company would realize the full value of the recorded deferred tax assets and thus eliminated the valuation reserve.

     Specific factors considered by management included a return to profitable operations that had been created by a change in strategic direction implemented by the relatively new ownership and management team. Strategic actions included acquisition of broadcast properties to take advantage of "must carry" statutes to increase coverage in major metropolitan markets such as Boston and Houston, and the use of cable affiliations to expand coverage in other major markets. Further, emphasis was placed on selling product that yielded a higher margin from sales.

     Recognition of a deferred tax asset is based on management's belief that it is more likely than not that the tax benefit associated with certain temporary differences will be realized through the amortization of the license intangible.

NOTE 9 -- COMMITMENTS

     Transponder Use Agreement and Purchased Air-Time. In December 1995, the Company's transponder lease with AT&T's 402R became effective. Shop At Home has contracted for a "Fully Protected" service which provides that the services shall be "non-preemptible" on the same transponder; or, if that is not possible, then on a transponder on the same satellite; and, if that is not possible, then on a satellite of similar quality and location. The expenses for the transponder and purchased air time (primarily for cable access fees) were $6,025, $12,118, and $17,768, for fiscal years ended June 30, 1996, 1997 and 1998, respectively; and $12,544 and $19,370 for the nine months ended March 31, 1998 and 1999, respectively (unaudited).

     Royalty Commitments. Collector's has minimum contractual commitments to National Football League Players, Incorporated and National Football League Properties, Inc., in addition to other minor licensors, which are in the normal course of its business. The commitments at June 30, 1998 and March 31, 1999, (unaudited) approximate $1.2 million.

                      SHOP AT HOME, INC., AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 9 -- COMMITMENTS -- (CONTINUED)

     Lease Commitments. Rental expense for the office and studio and miscellaneous equipment was $483, $529 and $840 for the fiscal years ended June 30, 1996, 1997 and 1998, respectively; and $497 and $881 for the nine months ended March 31, 1998 and 1999, (unaudited) respectively, which includes the Company's Knoxville office and studio space leased from an entity owned by a director of the Company. Payments under this lease totaled $143, $140 and $149, in the fiscal years ended June 30, 1996, 1997 and 1998, respectively; $112 and $76 for the nine months ended March 31, 1998 and 1999, respectively (unaudited).

     The Company has agreements with various affiliated television and cable system operators to purchase air time. The terms of the agreements vary from week-to-week to one-year periods and are generally cancelable on 30 days notice.

NOTE 10 -- RELATED PARTY TRANSACTIONS

     The Company engages in significant transactions with the Company's directors, significant stockholders, officers or interests of these parties. The following is a summary of major transactions with these related parties not disclosed elsewhere in the consolidated financial statements or notes thereto:

                                                                                         NINE MONTHS ENDED
                                                                 YEARS ENDED JUNE 30,       MARCH 31,
                                                                 --------------------    -----------------
                                                                 1996    1997    1998     1998      1999
                                                                 ----    ----    ----    ------    -------
                                                                                            (UNAUDITED)
Other operating expenses:
  Lakeway Container (Vendor and Director).....................     64      6      19         --         --
  Airbank (Vendor and Director)...............................     38     22      --         --         --
  MediaOne (Vendor and Director)..............................    158     --      --         --         --

     The Company leased its Knoxville office and studio space from William and Warren, Inc., an entity owned by W. Paul Cowell, a director, and paid total lease payments of approximately $149 during the fiscal year ended June 30, 1998, and $76 (unaudited) during the nine months ended March 31, 1999. Management of the Company determined that these terms and conditions were competitive with comparable commercial space being leased in the Knoxville market. With the relocation of its offices and studios to Nashville, Tennessee, the Company gave notice of termination of the lease as of December 31, 1998.

     On August 16, 1995, the Company issued its $2 million Variable Rate Convertible Secured Note Due 2000 to Global Network Television, Inc. J.D. Clinton, a director of the Company, is the sole shareholder and Chairman of Global Network Television, and that corporation is a principal shareholder of the Company. The loan carried interest at the prime rate plus 2%, and was payable in 60 monthly installments. The loan was secured by a security interest in the inventory, accounts, and certain equipment, furniture and fixtures of the Company, as well as the stock of MFP, Inc., a subsidiary of the Company, and an assignment of the proceeds of any sale of the Federal Communications Commission license of Television Station WMFP, Lawrence, Massachusetts. The note was convertible to Common Stock of the Company based upon one share of stock for each $3.00 of the principal balance of the note. On October 1, 1997, the note was sold and transferred to FBR Private Equity Fund, L.P., which immediately converted the note to 444,177 shares of Common Stock of the Company. Based upon management's knowledge of the commercial lending market, the terms and rates of the note were considered competitive.

     In September 1998, the Company relocated its studios and headquarters to newly constructed facilities in Nashville, Tennessee. The real property for the new facility was initially acquired by a limited liability company organized by individuals related to J.D. Clinton, and that company obtained a construction loan (the "Facility Loan") in January 1998 from a commercial lender to build the facility. The loan was guaranteed by the Company and also was personally guaranteed by Mr. Clinton. The Company agreed to pay to Mr. Clinton an annual fee equal to 1% of the amount of the Facility Loan in consideration for Mr. Clinton's guaranty,

                      SHOP AT HOME, INC., AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 10 -- RELATED PARTY TRANSACTIONS -- (CONTINUED)

which was to be payable in either cash or in stock of the Company. In March 1998, the Company acquired the facility by acquiring all of the ownership interest in the limited liability company for a price equal to the balance due on the Facility Loan, thereby generating no profits for the owners of the limited liability company. The Company paid the Facility Loan in full upon the acquisition of the limited liability company, thereby terminating Mr. Clinton's guaranty. As a result of the agreement to pay a fee to Mr. Clinton for his guaranty, the Company issued to Mr. Clinton a total of 11,226 shares of Common Stock. The Company also retained the services of a development company with respect to the construction and development of the facility, and paid a development fee of approximately $138 for its services. The development company is owned by Stephen Sanders, an individual who is related to J.D. Clinton. The Board of Directors of the Company approved the development agreement and determined that the agreed upon fee was in an amount considered normal and typical in the industry for the type of services to be rendered.

     In connection with the relocation of the President's primary residence from Atlanta, Georgia, to Nashville, Tennessee, the Company has made an interest-free loan to the President in the principal amount of $800.

     In February 1995, the Company entered into a financing lease transaction with Brownsville Auto Leasing Corporation whereby the Company leased the transmitter for WMFP(TV). The monthly principal payments on the lease were $10 and the outstanding balance on the lease at December 31, 1997 was $350. James P. Clinton, the brother of J.D. Clinton, is a principal of Brownsville Auto Leasing Corporation. This financing transaction was terminated in April 1998, when the Company acquired the transmitter from the lessor at the price agreed upon in the lease agreement.

NOTE 11 -- STOCK OPTIONS AND WARRANTS

     In 1991, the Company adopted a stock incentive plan for eligible employees. A special administrative committee of the Board of Directors was appointed to administer the plan. All employees of the Company are eligible to receive stock options and/or stock appreciation rights ("SARs") under the plan. Options granted under the plan can be either incentive stock options or nonqualified stock options. Incentive stock options to purchase common stock may be granted at not less than 100% of the fair market value of the common stock on the date of the grant.

     SARs generally entitle the participant to receive the excess of the fair market value of a share of common stock on the date of exercise over the initial value of the SAR. The initial value of the SAR is the fair market value of a share of common stock on the date of the grant.

     Options and SARs granted under the plan become exercisable immediately in the event 80% or more of the Company's outstanding stock or substantially all of its assets are acquired by a third party.

     No options or SARs may be granted after October 15, 2001. No option that is an incentive stock option and any corresponding SAR that is related to such option shall be exercisable after the expiration of ten years from the date such option or SAR was granted or five years after the expiration in the case of any such option or SAR that was granted to a 10% stockholder. A maximum of 1,500,000 shares of common stock may be issued under the plan upon the exercise of options and SARs. No SARs have been issued under the plan.

     No compensation expense has been recognized for options granted under the plan. Had compensation expense for the Company's plan been determined based on the fair value at the grant dates for awards under

                      SHOP AT HOME, INC., AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 11 -- STOCK OPTIONS AND WARRANTS -- (CONTINUED)

the plan consistent with the method of SFAS 123, the Company's net income (loss) and net income (loss) per share would have been adjusted to the pro forma amounts indicated in the following table.

                                                   YEAR ENDED JUNE 30,                            NINE MONTHS ENDED MARCH 31,
                                ----------------------------------------------------------   --------------------------------------
                                       1996                1997                1998                1998                 1999
                                ------------------   -----------------   -----------------   -----------------   ------------------
                                   AS        PRO       AS        PRO       AS        PRO       AS        PRO        AS        PRO
                                REPORTED    FORMA    REPORTED   FORMA    REPORTED   FORMA    REPORTED   FORMA    REPORTED    FORMA
                                --------   -------   --------   ------   --------   ------   --------   ------   --------   -------
                                                                                                (UNAUDITED)         (UNAUDITED)
Net Income (Loss)............   $(1,405)   $(1,431)   $1,556    $1,466    $1,513    $1,385    $1,998    $1,910   $(2,357)   $(2,558)
Basic earnings (loss) per
  share......................   $  (.14)   $  (.14)   $  .14    $  .14    $  .10    $  .09    $  .17    $  .16   $  (.10)   $ (0.11)
Diluted earnings (loss) per
  share......................   $  (.14)   $  (.14)   $  .12    $  .11    $  .09    $  .08    $  .14    $  .13   $  (.10)   $ (0.11)

     The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for the grants in the years ended June 30, 1996, 1997 and 1998, respectively: dividend yield of 0%; expected volatility of 65%; risk-free interest rate of 5.5%, 6.0% and 6.5%; and expected life of 7.5 years. For the nine month period ended March 31, 1999, the assumptions used were a dividend yield of 0%, expected volatility of 76%, risk-free interest rate of 4.4% and expected life of 7.5 years (unaudited).

     A summary of the status of the Company's options as of June 30, 1996, 1997 and 1998, and as of March 31, 1999 (unaudited) and changes during the periods ending on those dates is presented below:

                      SHOP AT HOME, INC., AND SUBSIDIARIES

NOTE 11 -- STOCK OPTIONS AND WARRANTS -- (CONTINUED)

                                                    JUNE 30,                                                MARCH 31,
                       -------------------------------------------------------------------   ---------------------------------------
                               1996                   1997                    1998                     1998                 1999
                       --------------------   ---------------------   --------------------   -------------------------   -----------
                                   WEIGHTED                WEIGHTED               WEIGHTED                 WEIGHTED
                                   AVERAGE                 AVERAGE                AVERAGE                  AVERAGE
                                   EXERCISE                EXERCISE               EXERCISE                 EXERCISE
                        OPTIONS     PRICE      OPTIONS      PRICE      OPTIONS     PRICE      OPTIONS       PRICE         OPTIONS
                       ---------   --------   ---------    --------   ---------   --------   -----------   -----------   -----------
                                                                                             (UNAUDITED)   (UNAUDITED)   (UNAUDITED)
Outstanding at
  beginning of         1,630,000    $ 1.77    1,785,000    $  2.01    2,192,500    $ 2.20     2,192,500       $2.20       2,379,000
  period.............
  Granted............    325,000      2.84      639,500    (a)2.88      698,000      3.40       698,000        3.40       1,032,000
  Exercised..........   (126,000)     1.00     (120,000)      1.00     (454,600)     1.10      (394,600)       1.07        (859,000)
  Forfeited..........    (44,000)     2.44     (112,000)      2.81      (56,900)     2.88       (55,900)       2.75        (155,000)
                       ---------              ---------               ---------               ---------                   ---------
Outstanding at end of
  period.............  1,785,000    $ 2.01    2,192,500    $  2.20    2,379,000    $ 2.51     2,440,000       $2.73       2,397,000
Options exercisable
  at period end......  1,012,000              1,493,500               1,175,000               1,119,200                     948,400
Weighted average fair
  value of options
  granted during the
  period.............  $    2.02              $    2.04               $    2.61               $    2.49                   $    7.06

                        MARCH 31,
                      ------------
                          1999
                      ------------
                        WEIGHTED
                        AVERAGE
                        EXERCISE
                         PRICE
                       -----------
                       (UNAUDITED)
Outstanding at
  beginning of            $2.51
  period.............
  Granted............     10.02
  Exercised..........      2.46
  Forfeited..........      3.90
Outstanding at end of
  period.............     $5.88
Options exercisable
  at period end......
Weighted average fair
  value of options
  granted during the
  period.............

------------------
(a) Effective June 19, 1997, the Option Committee repriced all options granted in fiscal year 1997 to $2.875 with the same terms and conditions. The options as repriced have been used in all applicable computations.

                                                            OPTIONS OUTSTANDING                           OPTIONS EXERCISABLE
                                           -----------------------------------------------------    --------------------------------
                                              NUMBER           WEIGHTED                               NUMBER
                                           OUTSTANDING AT       AVERAGE                             EXERCISABLE AT
                                           MARCH 31, 1999      REMAINING           WEIGHTED         MARCH 31, 1999     WEIGHTED
                                                                                   AVERAGE                             AVERAGE
RANGE OF EXERCISE PRICES                                     CONTRACTUAL PRICE    EXERCISE PRICE                      EXERCISE PRICE
----------------------------------------   --------------    -----------------    --------------    --------------    --------------
                                            (UNAUDITED)         (UNAUDITED)        (UNAUDITED)       (UNAUDITED)       (UNAUDITED)
$ 1.00 - $ 1.99.........................        200,000            4 years            $ 1.00            200,000           $ 1.00
$ 2.00 - $ 2.99.........................        984,000            7 years              2.83            447,200             2.85
$ 3.00 - $ 3.99.........................        392,000            8 years              3.55            101,200             3.72
$ 5.00 - $ 5.99.........................          8,000           10 years              5.25                 --               --
$ 6.00 - $ 6.99.........................         70,000           10 years              6.97             70,000             6.97
$11.00 - $11.99.........................        504,000           10 years             11.81            100,000            11.81
$12.00 - $12.99.........................          2,500           10 years             12.75                 --               --
$13.00 - $13.99.........................        236,500           10 years             13.21             30,000            13.00
                                             ----------                                                --------
                                              2,397,000                                                 948,400
                                             ----------                                                --------
                                             ----------                                                --------

     During the year ended June 30, 1998 and the nine months ended March 31, 1999, 100,000 and 580,000 (unaudited) options were granted to directors at an average exercise price of $3.25 and $11.41 respectively. The compensation expense related to these grants was $6 for the year ended June 30, 1998 and $13 for the nine months ended March 31, 1999 (unaudited), respectively.

     At March 31, 1999 (unaudited), warrants to purchase 2,800,000 shares of common stock at $1.29 per share are outstanding. These warrants expire June 30, 2001.

                      SHOP AT HOME, INC., AND SUBSIDIARIES

NOTE 12 -- EARNINGS (LOSS) PER SHARE

     The following table sets forth for the periods indicated the calculation of net earnings (loss) per share included in the Company's Consolidated Statements of Operations:

                                                                                              NINE MONTHS ENDED
                                                              YEARS ENDED JUNE 30                 MARCH 31,
                                                         -----------------------------    --------------------------
                                                          1996       1997       1998        1998           1999
                                                         -------    -------    -------    -----------    -----------
                                                                                          (UNAUDITED)    (UNAUDITED)
Numerator:
  Net income (loss)...................................   $(1,405)   $ 1,556    $ 1,513      $ 1,998        $(2,357)
  Preferred stock dividends...........................       (14)       (14)       (14)         (15)           (15)
                                                         -------    -------    -------      -------        -------
  Numerator for basic earnings per share -- income
     available to common stockholders.................    (1,419)     1,542      1,499        1,983         (2,372)
  Effect of dilutive securities:
     Preferred stock dividends........................        14         14         14           15             15
     Interest on convertible debt.....................        --        175         50           50             --
                                                         -------    -------    -------      -------        -------
  Numerator for diluted earnings per share --  income
     available to common stockholders after assumed
     conversions......................................   $(1,405)   $ 1,731    $ 1,563      $ 2,048        $(2,357)
                                                         -------    -------    -------      -------        -------
                                                         -------    -------    -------      -------        -------
Denominator:
  Denominator for basic earnings per share --
      weighted-average shares.........................    10,284     10,651     14,511       11,593         23,567
  Effect of dilutive securities:
     a) Employee stock options........................        --        528        436          513             --
     b) Non employee options..........................        --        150        204          229             --
     c) Warrants......................................        --      2,268      2,088        2,112             --
     d) Convertible preferred stock...................        --        138        138          138             --
     e) Convertible debt..............................        --        533        119          158             --
Denominator for diluted earnings per share --
   adjusted weighted-average shares and assumed
  conversions.........................................    10,284     14,268     17,496       14,743         23,567
                                                         -------    -------    -------      -------        -------
                                                         -------    -------    -------      -------        -------
Basic earnings (loss) per share.......................   $  (.14)   $   .14    $   .10      $   .17        $  (.10)
                                                         -------    -------    -------      -------        -------
                                                         -------    -------    -------      -------        -------
Diluted earnings (loss) per share.....................   $  (.14)   $   .12    $   .09      $   .14        $  (.10)
                                                         -------    -------    -------      -------        -------
                                                         -------    -------    -------      -------        -------

The amounts of dilutive securities set forth below are excluded from the computations of diluted per share loss in loss years because their inclusion would be anti-dilutive. They are disclosed here for informational and comparative purposes only:

a) Employee stock options.............................       569         --         --           --          1,693
b) Non Employee options...............................       190         --         --           --             98
c) Warrants...........................................     2,321         --         --           --          2,334
d) Convertible preferred stock........................       138         --         --           --            137
e) Convertible debt...................................       590         --         --           --             --

NOTE 13 -- EMPLOYEE BENEFIT PLAN

     The Company has a defined contribution plan covering all full-time employees who have one year of service and are age twenty-one or older. Participants are permitted to make contributions in an amount equal to 1% to 15% of their compensation actually paid or received. Employer contributions are discretionary and allocated to each eligible employee in proportion to his or her compensation as a percentage of the compensation of all eligible employees. During 1997 and 1998, the Company did not make contributions to the plan.

                      SHOP AT HOME, INC., AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 14 -- CONCENTRATIONS OF CREDIT RISK

     Concentrations of credit risk include cash on deposit in financial institutions and accounts receivable. Receivables are due from credit card companies and ultimate customers. The Company maintains reserves which management believes are adequate to provide for losses. Management believes the financial institutions holding the cash to be financially sound.

     The home shopping industry is sensitive to general economic conditions and business conditions affecting consumer spending. The Company's product lines include jewelry, sports cards, sports memorabilia, collectibles and other unique items that may make it more sensitive to economic conditions. Collector's products include various sports cards and memorabilia, some of which are sold through Shop At Home, Inc.

NOTE 15 -- ACQUISITION OF BROADCAST CABLE AND SATELLITE TECHNOLOGIES, INC.

     In September 1996, the Company, through its subsidiary, Broadcast, Cable and Satellite Technologies, Inc. (BCST), entered into a $1,400 Promissory Note for the acquisition of the 51% interest in Urban Broadcast Systems, Inc. (UBS) it did not own. The note bears interest at 6%, interest only in the first year, principal and interest payable thereafter; and was payable in 132 monthly installments. The note was collateralized by a pledge of the capital stock of Urban Broadcast Systems, Inc. and was repaid in March 1998. The additional purchase price was added to the amount of FCC License originally recorded because it was the only asset owned by UBS. This transaction culminated in 100% ownership of the FCC license for station KZJL.

NOTE 16 -- COLLECTOR'S EDGE OF TENNESSEE, INC.

     On February 25, 1997, Collector's Edge of Tennessee, Inc. was formed to acquire the assets of a former trading card wholesaler. Collector's is a trading card wholesaler, whose principal assets are licenses from National Football League Properties, Inc. and National Football League Players, Incorporated.

     Collector's was initially funded through the purchase by the Company of $750 of preferred stock and a working capital loan of $400. The preferred stock was subsequently converted into common stock of Collector's. In addition, Collector's assumed a term note in the amount of $1.9 million, and borrowed an additional $1.0 million from a financial institution. The loans were guaranteed by the Company and collateralized by BCST and repaid in March 1998.

     The acquisition of Collector's has been accounted for under the purchase method. Accordingly, the operating results of Collector's have been included in the consolidated operating results since the date of acquisition. The purchase price of $1,150 has been allocated to the net assets acquired based on appraised fair values at the date of acquisition as follows:

Current assets......................................................................  $   3,324
Licensing costs.....................................................................      1,455
Property and equipment..............................................................        340
Goodwill............................................................................      1,185
Accounts payable and accrued liabilities............................................     (2,235)
Notes payable.......................................................................     (2,919)
                                                                                      ---------
                                                                                      $   1,150
                                                                                      ---------
                                                                                      ---------

NOTE 17 -- ACQUISITION BY SAH ACQUISITION CORPORATION II

     On March 27, 1998, SAH Acquisition Corporation II, a wholly-owned subsidiary of the Company, acquired the assets and broadcast licenses of television stations KCNS, San Francisco, California; WRAY, Wilson, North Carolina (Raleigh market); and WOAC, Canton, Ohio (Cleveland market). The stations were purchased pursuant to an Asset Purchase Agreement dated September 23, 1997 by and between Global Broadcasting Systems, Inc., its affiliate ("Global") and SAH Acquisition Corporation II. The acquisition of the stations was accounted for by the Company as an acquisition of assets and not the acquisition of a

                      SHOP AT HOME, INC., AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 17 -- ACQUISITION BY SAH ACQUISITION CORPORATION II -- (CONTINUED)

"business," as defined in SEC Rule 210.11-01(d). The Company reached this conclusion because, with the exception of a de minimis period of time, none of the acquired stations had been historically operated as a broadcast outlet for home shopping programming by Global or the predecessor in title, and the Company concluded that there was no continuity of revenues from those stations from which relevant historical information could be derived. The total purchase price paid by SAH II to Global in connection with the acquisition was $52,350. In connection with the assignment of the Executory Contract, SAH II purchased WOAC for a total purchase price of $23,500.

     At the time SAH II entered into the Asset Purchase Agreement with Global Broadcasting Systems, Inc. on September 23, 1997, Global Broadcasting was a party to an asset purchase agreement with Pine Mountain Christian Broadcasting, Inc., the licensee of WPMC(TV) in Jellico, Tennessee (Knoxville market) and an entity unrelated to either Global Broadcasting or Shop At Home. Under the terms of that agreement, Global Broadcasting had the right to acquire WPMC for a purchase price of $4,100 subject to FCC approval and other normal closing contingencies, and Global Broadcasting had previously paid $500 into an escrow account which could be applied toward the satisfaction of the purchase price. Under the terms of the Asset Purchase Agreement between Global Broadcasting and SAH II, Global Broadcasting agreed to assign its contractual right to buy WPMC to SAH II. Under that assignment, SAH II would have been assigned Global Broadcasting's rights in the $500 escrow payment, effectively requiring Shop At Home to pay the net purchase price of $3,600 for WPMC.

     During this same period of time, Shop At Home was involved in litigation in Texas with Paxson Communications Corporation concerning the ownership rights in a television station in that market. Shop At Home and Paxson reached an agreement settling that litigation, and a part of the settlement was the agreement of Shop At Home to permit Global Broadcasting to assign its rights to purchase WPMC to Paxson. In consideration of its agreement to do so, Paxson agreed to make a payment of $900 to Shop At Home. Under the terms as agreed upon by the parties, Global Broadcasting agreed to assign Global's rights in the Pine Mountain agreement directly to Paxson, and that assignment was completed prior to the date of SAH's acquisition of the assets being sold to it by Global. Upon the assignment of the executory contract from Global Broadcasting to Paxson, that transaction was complete and effective, whether or not SAH II thereafter completed the pending acquisition with Global Broadcasting.

     As a result of the completion of assignment of the Pine Mountain agreement from Global Broadcasting to Paxson, Global Broadcasting agreed to reduce the consideration payable for the assets being purchased from it by SAH II from $52,850 to $52,350. Under the terms of the assignment of the executory contract from Global Broadcasting to Paxson, the $500 escrow payment was returned to Global Broadcasting. Because of its receipt of this amount from the escrow fund, Global Broadcasting reduced the payment due to it from SAH II by $500.

     Since the purchase price for the assets of Global Broadcasting to SAH II did not change as a result of the assignment of the executory contract to Paxson, except to the extent of the $500 escrow payment returned to Global Broadcasting, Shop At Home did not deem it to be appropriate to allocate any portion of its purchase price of the assets of Global Broadcasting to its rights in the Pine Mountain executory contract.

NOTE 18 -- CONTINGENCIES

     The Company is subject to claims in the ordinary course of business. Management does not believe the resolution of such claims will result in a material adverse effect on the future financial condition, results of operations, or cash flows of the Company.

NOTE 19 -- INDUSTRY SEGMENTS

     As a result of the acquisition of Collector's Edge of Tennessee, Inc. discussed in Note 16, the Company operates principally in two segments, retail and wholesale. The retail segment consists of home shopping, which primarily includes the sale of merchandise through electronic retail. The wholesale segment includes

                      SHOP AT HOME, INC., AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 19 -- INDUSTRY SEGMENTS -- (CONTINUED)

the operations of Collector's Edge of Tennessee, Inc. which sells sports trading cards to unaffiliated customers. The Company operates almost exclusively in the United States.

                             INDUSTRY SEGMENT DATA

                                                                                              NINE MONTHS ENDED
                                                             YEARS ENDED JUNE 30                  MARCH 31,
                                                        ------------------------------    --------------------------
                                                         1996       1997        1998         1998           1999
                                                        -------    -------    --------    -----------    -----------
                                                                                          (UNAUDITED)    (UNAUDITED)
Revenues:
  Retail.............................................   $40,675    $67,872    $ 95,218     $  64,571      $ 104,214
  Wholesale..........................................        --        960       5,300         5,886          6,228
                                                        -------    -------    --------     ---------      ---------
                                                        $40,675    $68,832    $100,518     $  70,457      $ 110,442
                                                        -------    -------    --------     ---------      ---------
                                                        -------    -------    --------     ---------      ---------
Operating profit (loss):
  Retail.............................................   $  (771)   $ 2,305    $  4,036     $   2,079      $   1,720
  Wholesale..........................................        --         19        (449)          684            392
                                                        -------    -------    --------     ---------      ---------
                                                        $  (771)   $ 2,324    $  3,587     $   2,763      $   2,112
                                                        -------    -------    --------     ---------      ---------
                                                        -------    -------    --------     ---------      ---------
Assets:
  Retail.............................................   $20,287    $29,772    $136,865     $ 137,137      $ 138,314
  Wholesale..........................................        --      4,638       6,905         8,333          8,122
                                                        -------    -------    --------     ---------      ---------
                                                        $20,287    $34,410    $143,770     $ 145,470      $ 146,436
                                                        -------    -------    --------     ---------      ---------
                                                        -------    -------    --------     ---------      ---------
Depreciation and amortization:
  Retail.............................................   $   878    $   820    $  1,515     $     711      $   3,060
  Wholesale..........................................        --        237         673           482            549
                                                        -------    -------    --------     ---------      ---------
                                                        $   878    $ 1,057    $  2,188     $   1,193      $   3,609
                                                        -------    -------    --------     ---------      ---------
                                                        -------    -------    --------     ---------      ---------
Capital expenditures:
  Retail.............................................   $   507    $ 1,046    $ 16,771     $   6,785      $   8,052
  Wholesale..........................................        --         10          29            28             11
                                                        -------    -------    --------     ---------      ---------
                                                        $   507    $ 1,056    $ 16,800     $   6,813      $   8,063
                                                        -------    -------    --------     ---------      ---------
                                                        -------    -------    --------     ---------      ---------

NOTE 20 -- SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

     The following is summarized condensed consolidating financial information for the Company, segregating the Parent from the guarantor subsidiaries. The guarantor subsidiaries are wholly owned subsidiaries of the Company and guarantees are full, unconditional, joint and several. The separate company financial statement of each guarantor subsidiary has not been included herein because management does not believe that they would be more meaningful to investors than the presentation of the condensed consolidating financial information presented below.

                        CONSOLIDATING BALANCE SHEET DATA

                                               JUNE 30, 1997                           JUNE 30, 1998                 MARCH 31,
                                                                                                                       1999
                                   -------------------------------------   --------------------------------------   -----------
                                   PARENT    SUBSIDIARIES   CONSOLIDATED    PARENT    SUBSIDIARIES   CONSOLIDATED     PARENT
                                   -------   ------------   ------------   --------   ------------   ------------   -----------
                                                                                                                    (UNAUDITED)
Assets:
  Cash and cash equivalents.....   $ 4,757     $    321       $  5,078     $ 20,848     $    376       $ 21,224      $   8,738
  Accounts receivable...........     7,938          244          3,296       88,307        3,505          3,830         91,771
  Inventories...................     2,778          484          3,262        4,061          271          4,332          4,940
  Prepaid expenses..............       384           74            458          301          103            404            599
  Deferred tax assets...........     1,342           --          1,342          990           --            990          1,057
                                   -------     --------       --------     --------     --------       --------      ---------
Total current assets............    17,199        1,123         13,436      114,507        4,255         30,780        107,105
Notes receivable................       400           --             --        1,060           --            660            681
Property and equipment, net.....     1,321        3,112          4,434       13,756        6,801         20,557         20,431
FCC and NFL licenses, net.......       162       13,261         13,423          157       84,673         84,831            294
Goodwill, net...................       590          254          1,990          574        1,958          2,532            562
Other assets....................       438        1,835          1,127        4,406            4          4,410          6,027
Investment in subsidiaries......    10,360           --             --       10,361           --             --             --
                                   -------     --------       --------     --------     --------       --------      ---------
Total assets....................   $30,470     $ 19,585       $ 34,410     $144,821     $ 97,691       $143,770      $ 135,100
                                   -------     --------       --------     --------     --------       --------      ---------
                                   -------     --------       --------     --------     --------       --------      ---------
Liabilities and Stockholders'
  Equity:
  Accounts payable and accrued
    expenses....................   $14,339     $  6,065       $ 15,519     $ 17,616     $ 89,031       $ 18,784      $  21,845
  Current portion--capital
    leases and long-term debt...       849        1,602          2,451          161           --            161             --
  Deferred revenue..............        88           20            108          235           31            267            160
                                   -------     --------       --------     --------     --------       --------      ---------
Total current liabilities.......    15,276        7,687         18,078       18,012       89,062         19,212         22,005
  Long-term debt................     5,294        2,628          7,522       75,254          400         75,254         74,600
  Deferred income taxes.........        --        3,613          3,613        3,659          (63)         3,551          1,249
  Redeemable preferred stock....     1,393          750          1,393        1,393          750          1,393            325
  Common stock..................        27            1             27           58            1             58             59
  Additional paid-in capital....    10,067        9,609         10,067       49,079        9,684         49,079         41,577
  Accumulated deficit...........    (1,587)      (4,703)        (6,290)      (2,634)      (2,143)        (4,777)        (4,715)
                                   -------     --------       --------     --------     --------       --------      ---------
Total liabilities and
  stockholders' equity..........   $30,470     $ 19,585       $ 34,410     $144,821     $ 97,691       $143,770      $ 135,100
                                   -------     --------       --------     --------     --------       --------      ---------
                                   -------     --------       --------     --------     --------       --------      ---------

                                            MARCH 31,
                                              1999
                                  ---------------------------
                                  SUBSIDIARIES   CONSOLIDATED
                                  ------------   ------------
                                  (UNAUDITED)    (UNAUDITED)
Assets:
  Cash and cash equivalents.....    $     83       $  8,821
  Accounts receivable...........       4,412          9,423
  Inventories...................         825          5,765
  Prepaid expenses..............         724          1,323
  Deferred tax assets...........          --          1,057
                                    --------       --------
Total current assets............       6,044         26,389
Notes receivable................          --            681
Property and equipment, net.....       7,492         27,923
FCC and NFL licenses, net.......      82,714         83,008
Goodwill, net...................       1,846          2,408
Other assets....................          --          6,027
Investment in subsidiaries......          --             --
                                    --------       --------
Total assets....................    $ 98,096       $146,436
                                    --------       --------
                                    --------       --------
Liabilities and Stockholders'
  Equity:
  Accounts payable and accrued
    expenses....................    $ 88,636       $ 23,721
  Current portion--capital
    leases and long-term debt...          --             --
  Deferred revenue..............          23            183
                                    --------       --------
Total current liabilities.......      88,659         23,904
  Long-term debt................         400         75,000
  Deferred income taxes.........        (304)           945
  Redeemable preferred stock....         750          1,075
  Common stock..................           2             61
  Additional paid-in capital....      11,008         52,585
  Accumulated deficit...........      (2,419)        (7,134)
                                    --------       --------
Total liabilities and
  stockholders' equity..........    $ 98,096       $146,436
                                    --------       --------
                                    --------       --------

------------------
Intercompany balances have been eliminated in the consolidated totals.

            CONSOLIDATED STATEMENT OF OPERATIONS AND CASH FLOW DATA

                                                         FOR THE YEARS ENDED JUNE 30,
                    -------------------------------------------------------------------------------------------------------
                                    1996                                    1997                             1998
                    -------------------------------------   -------------------------------------   -----------------------
                    PARENT    SUBSIDIARIES   CONSOLIDATED   PARENT    SUBSIDIARIES   CONSOLIDATED    PARENT    SUBSIDIARIES
                    -------   ------------   ------------   -------   ------------   ------------   --------   ------------
Net revenues......  $40,016      $2,317        $ 40,675     $66,858      $2,977        $ 68,832     $ 92,450     $  8,685
Cost of goods
  sold............   24,516          --          24,516      40,328         298          40,626       54,980        4,379
Operating
  expenses........   17,128       2,511          16,930      24,944       2,992          25,882       33,958        4,111
                    -------      ------        --------     -------      ------        --------     --------     --------
Income (loss) from
  operations......   (1,628)       (194)           (771)      1,586        (313)          2,324        3,512          195
Interest expense,
  net.............     (794)         (1)           (795)       (929)       (150)         (1,080)      (2,709)        (184)
Other income
  (expense).......    1,107           1              57       1,282          --             232        2,813       (1,067)
                    -------      ------        --------     -------      ------        --------     --------     --------
Income (loss)
  before taxes....   (1,315)       (194)         (1,509)      1,939        (463)          1,476        3,616       (1,056)
Income tax expense
  (benefit).......     (104)         --            (104)       (100)         20             (80)       1,419         (446)
                    -------      ------        --------     -------      ------        --------     --------     --------
Net income
  (loss)..........  $(1,211)     $ (194)       $ (1,405)    $ 2,039      $ (483)       $  1,556     $  2,197     $   (610)
                    -------      ------        --------     -------      ------        --------     --------     --------
                    -------      ------        --------     -------      ------        --------     --------     --------
Cash flows:
Cash provided by
  (used in)
  operations......  $(1,159)     $1,974        $    815     $ 2,926      $3,319        $  6,245     $(75,395)    $ 80,811
Cash provided by
  (used in)
  investing
  activities......    1,754      (1,899)           (145)      2,515      (8,017)         (4,751)     (12,763)     (76,747)
Cash provided by
  (used in)
  financing
  activities......    1,075         (32)          1,043      (2,547)      4,967           1,669      104,248       (4,008)
                    -------      ------        --------     -------      ------        --------     --------     --------
Increase (decrease)
  in cash.........    1,670          43           1,713       2,894         269           3,163       16,090           56
Cash at beginning
  of period.......      193           9             202       1,863          52           1,915        4,757          321
                    -------      ------        --------     -------      ------        --------     --------     --------
Cash at end of
  period..........  $ 1,863      $   52        $  1,915     $ 4,757      $  321        $  5,078     $ 20,847     $    377
                    -------      ------        --------     -------      ------        --------     --------     --------
                    -------      ------        --------     -------      ------        --------     --------     --------

                   FOR THE YEARS
                   ENDED JUNE 30,                     FOR THE NINE MONTHS ENDED MARCH 31,
                   --------------  -----------------------------------------------------------------------------

                         1998                      1998                                    1999
                   --------------  -------------------------------------   -------------------------------------
                    CONSOLIDATED   PARENT    SUBSIDIARIES   CONSOLIDATED   PARENT    SUBSIDIARIES   CONSOLIDATED
                    ------------   -------   ------------   ------------   -------   ------------   ------------
Net revenues......    $100,518     $63,893     $  6,564       $ 70,457     $98,952     $ 11,490       $110,442
Cost of goods
  sold............      58,862      38,217        2,649         40,866      61,952        3,917         65,869
Operating
  expenses........      38,069      24,428        2,400         26,828      36,705        5,756         42,461
                      --------     -------     --------       --------     -------     --------       --------
Income (loss) from
  operations......       3,587       1,248        1,515          2,763         295        1,817          2,112
Interest expense,
  net.............      (2,850)       (547)        (194)          (741)     (6,547)         (43)        (6,590)
Other income
  (expense).......       1,703       2,398       (1,184)         1,214       2,889       (2,213)           676
                      --------     -------     --------       --------     -------     --------       --------
Income (loss)
  before taxes....       2,440       3,099          137          3,236      (3,363)        (439)        (3,802)
Income tax expense
  (benefit).......         927       1,297          (59)         1,238      (1,283)        (162)        (1,445)
                      --------     -------     --------       --------     -------     --------       --------
Net income
  (loss)..........    $  1,513     $ 1,802     $    196       $  1,998     $(2,080)    $   (277)      $ (2,357)
                      --------     -------     --------       --------     -------     --------       --------
                      --------     -------     --------       --------     -------     --------       --------
Cash flows:
Cash provided by
  (used in)
  operations......    $  5,416     $  (590)    $  1,536       $    946     $(5,066)    $    869       $ (4,273)
Cash provided by
  (used in)
  investing
  activities......     (89,510)     (7,170)     (76,589)       (83,759)     (8,825)      (1,163)        (9,988)
Cash provided by
  (used in)
  financing
  activities......     100,240      29,437       75,000        104,437       1,782           --          1,858
                      --------     -------     --------       --------     -------     --------       --------
Increase (decrease
  in cash.........      16,146      21,677          (53)        21,624     (12,109)        (294)       (12,403)
Cash at beginning
  of period.......       5,078       4,757          321          5,078      20,847          377         21,224
                      --------     -------     --------       --------     -------     --------       --------
Cash at end of
  period..........    $ 21,224     $26,434     $    268       $ 26,702     $ 8,738     $     83       $  8,821
                      --------     -------     --------       --------     -------     --------       --------
                      --------     -------     --------       --------     -------     --------       --------

------------------
Intercompany balances have been eliminated in the consolidation

NOTE 21 -- SUBSEQUENT EVENT--INCREASE IN AUTHORIZED NUMBER OF SHARES OF COMMON STOCK (UNAUDITED)

     In April 1999, the Company held a special stockholders meeting during which a resolution was passed which increased the authorized shares of common stock to 100 million shares from 30 million shares.

--------------------------------------------------------------------------------

                                    [LOGO]
                             PRUDENTIAL SECURITIES
                         BANCBOSTON ROBERTSON STEPHENS
                            FRIEDMAN BILLINGS RAMSEY
                         SUNTRUST EQUITABLE SECURITIES
                         MORGAN KEEGAN & COMPANY, INC.

                                   E*OFFERING


--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The Registrant estimates that expenses in connection with the issuance and distribution of the securities to be registered, other than underwriting discounts and commissions, will be as follows:

DESCRIPTION                                                       AMOUNT
--------------------------------------------------------------   --------
Securities and Exchange Commission registration fee...........   $ 29,178
NASD filing fee...............................................   $ 10,996
Nasdaq National Market listing fee............................   $       *
Printing expenses.............................................   $       *
Accounting fees and expenses..................................   $       *
Legal fees and expenses.......................................   $       *
Blue sky fees and expenses....................................   $       *
Transfer agent's fees and expenses............................   $       *
Miscellaneous.................................................   $       *
                                                                 --------
Total.........................................................   $500,000*
                                                                 --------
                                                                 --------

------------------
* To be filed by amendment.

     All amounts except the Securities and Exchange Commission, registration fee and NASD filing fee are estimated.

     All of the expenses associated with the registration of shares to be offered for the account of stockholders will be paid by the Registrant.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company's charter provides that we shall indemnify our officers, directors, agents and employees to the fullest extent permitted by the Tennessee Business Corporation Act ("TBCA"). Section 48-18-502 of the TBCA provides that a Tennessee corporation may indemnify an individual made a party to a proceeding, because the individual is or was a director, against liability incurred in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative if the individual's conduct was in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no cause to believe his or her conduct was unlawful. This indemnity extends to an individual who, while a director of a corporation, is or was serving at the corporation's request as a director, officer, partner, trustee, employee or agent of another corporation or enterprise. This indemnity extends to any liability for expenses, judgments, fines and amounts paid in settlement in connection with such action, suit or proceeding.

     A corporation may not indemnify a director: (a) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation; or (b) in connection with any other proceeding charging improper personal benefit to him, whether or not involving action in his official capacity, in which he was adjudged liable on the basis that personal benefit was improperly received by him.

     Section 48-18-503 of the TBCA provides that, unless limited by its charter, a corporation shall indemnify a director who has been successful in the defense of any action, suit or proceeding, against expenses actually and reasonably incurred by him or her in connection therewith.

     Section 48-18-507 of the TBCA provides that, unless its charter provides otherwise, an officer of a corporation who is not a director is entitled to mandatory indemnification under Section 48-18-503 to the same extent as a director, and a corporation may indemnify an officer, employee, or agent of a corporation who is not a director to the same extent as a director.

     Section 48-18-508 of the TBCA provides that a corporation may purchase and maintain insurance or behalf of such individuals against liability asserted against such persons or incurred by such persons in their capacity as a director, officer, employee or agent, whether or not the corporation would have power to indemnify the individual against the same liability under the statutes. We have a Directors' and Officers' Liability Insurance Policy issued by Carolina Casualty Insurance Company. We pay the premiums on this insurance policy. The beneficiaries of this policy are our officers and directors and, in some instances, us. This policy provides insurance coverage of up to $5 million, less specified amounts for deductibles, against certain claims made against our officers and directors. We also have an excess liability policy issued by Royal & Sun Alliance that covers claims in excess of $5 million but less than $10 million.

     These policies indemnify and pay the loss of each of our officers and directors arising from certain claims made against any of them in their capacity as an officer or director unless we indemnify the officers and directors directly. The insurer also will advance the costs of defending against any such claim. The policies do not cover losses incurred by an officer or director who, among other reasons, has acted intentionally or with criminal intent or who has committed fraud against the Company.

     These policies also cover our losses against any claim made against us based on the securities laws and against losses incurred by us for claims made against our officers and directors. In the case of claims made against our officers and directors, we can only recover from the insurers the actual amount of money we spend to indemnify our officers and directors.

     Section 6.6 of the Registrant's Bylaws require the Registrant to indemnify its officers, directors, employees or agents to the maximum extent permitted by the TBCA. The section also provides that the Registrant may purchase and maintain insurance as permitted in Section 48-18-508 of the TBCA.

     Pursuant to the Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement, the Underwriters have agreed to indemnify the directors, officers and controlling persons of the Registrant against certain civil liabilities that may be incurred in connection with the offering, including certain liabilities under the Securities Act of 1933, as amended.

ITEM 16. EXHIBITS

     The following is a list of exhibits included as part of this Registration
Statement:


 EXHIBIT
  NUMBER            DESCRIPTION
----------          -----------------------------------------------------------------------------------------------
        *1     --   Form of Underwriting Agreement dated                , 1999 between Prudential Securities
                    Incorporated, BancBoston Robertson Stephens Inc., Friedman, Billings, Ramsey & Co. Inc.,
                    SunTrust Equitable Securities Corporation, Morgan Keegan & Company, Inc. and E*OFFERING Corp.
                    and the Company.
    2.1        --   Agreement and Plan of Merger, dated May 17, 1994, among Shop At Home, Inc., SAH Merger Corp., and MFP, Inc., filed as Exhibit 2.1 to the Company's Registration Statement on Form S-4 filed with the Commission on October 26, 1994, and incorporated herein by this reference.
    2.2        --   First Amendment to Agreement and Plan Merger, Dated November 11, 1994, among Shop At Home,
                    Inc., SAH Merger Corp., and MFP, Inc., filed as Exhibit 2.2 to the Company's Registration
                    Statement on Form S-4 filed with the Commission on December 28, 1994, and incorporated herein by this reference.
    2.3        --   Articles of Merger of SAH Merger Corp. and MFP, Inc., recorded in Tennessee on February 24,
                    1995, filed as Exhibit 4.2 to the Company's Current Report on Form 8-K filed with the
                    Commission on March 2, 1995, and incorporated herein by this reference.
    4.3        --   Specimen of Common Stock certificate, filed as Exhibit 4.8 to the Company's Registration
                    Statement on Form S-4 filed with the Commission on December 28, 1994, and incorporated herein by this reference.
    4.4        --   Specimen of Preferred Stock certificate, filed as Exhibit 4.9 to the Company's Amendment No. 1 to the Registration Statement on Form S-4 filed with the Commission on January 20, 1995, and incorporated herein by this reference.
    4.6        --   Form of Trust Indenture with PNC Bank, N.A., as Trustee with regard to the 11% Secured Notes due 2005, containing specimen of the Note, filed as Exhibit 4.6 to the Company's Amendment
                    No. 2 to the Registration Statement on Form S-1 filed with the Commission on March 21, 1998, and incorporated herein by this reference.
    4.7        --   Form of Security and Pledge Agreement, filed as Exhibit 4.7 to the Company's Amendment No. 2 to the Registration Statement on Form S-1 filed with the Commission on March 21, 1998, and incorporated herein by this reference.

 EXHIBIT
  NUMBER            DESCRIPTION
----------          -----------------------------------------------------------------------------------------------
  **5          --   Opinion regarding legality of the common stock being registered, issued by Wyatt, Tarrant &
                    Combs
***21          --   Subsidiaries
   23.1        --   Consent of Wyatt, Tarrant & Combs, included as part of Exhibit 5
  *23.2        --   Consent of PricewaterhouseCoopers LLP
***24          --   Power of Attorney
***27          --   Amended Financial Data Schedule. (For SEC Use Only)
***99          --   Opinion and Financial Statement Schedule II Valuation and Qualifying Accounts


------------------
  * Filed herewith
 ** To be filed by amendment
*** Previously filed

This list of exhibits is also set forth in the Exhibit Index that immediately precedes such exhibits.

ITEM 17. UNDERTAKINGS

     (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     (b) The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS AMENDMENT NO. 2 TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF NASHVILLE, STATE OF TENNESSEE, ON JUNE 10, 1999.


                                          SHOP AT HOME, INC.

                                          By:      /s/ KENT E. LILLIE
                                              ----------------------------------
                                                       Kent E. Lillie
                                               President and Chief Executive
                                                         Officer


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT NO. 2 TO THE REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATE INDICATED.



                SIGNATURE                                   TITLE                      DATE
------------------------------------------    ---------------------------------    -------------
                    *                         Chairman of the Board                June 10, 1999
------------------------------------------
               J.D. Clinton

                    *                         Director                             June 10, 1999
------------------------------------------
               Donna Hilley

                    *                         Director                             June 10, 1999
------------------------------------------
               A.E. Jolley

                    *                         Director                             June 10, 1999
------------------------------------------
            Joseph I. Overholt

                    *                         Director                             June 10, 1999
------------------------------------------
            J. Daniel Sullivan

                    *                         Director                             June 10, 1999
------------------------------------------
              Frank A. Woods

            /s/ KENT E. LILLIE                President and CEO, Director          June 10, 1999
------------------------------------------    (principal executive officer)
              Kent E. Lillie

            /s/ ARTHUR D. TEK                 Executive Vice President and CFO     June 10, 1999
------------------------------------------    (principal financial officer)
                Arthur Tek

            /s/ JOSEPH N. NAWY                Vice President, Finance              June 10, 1999
------------------------------------------    (principal accounting officer)
               Joseph Nawy

     *By:   /s/ GEORGE PHILLIPS                                                    June 10, 1999
  -------------------------------------
               George Phillips
               Attorney-in-Fact

                               INDEX TO EXHIBITS


 EXHIBIT
  NUMBER            DESCRIPTION
----------          ---------------------------------------------------------------------------------
    *1         --   Form of Underwriting Agreement dated        , 1999 between Prudential Securities
                    Incorporated, BancBoston Robertson Stephens Inc., Friedman, Billings, Ramsey &
                    Co., Inc., SunTrust Equitable Securities Corporation, Morgan Keegan & Company,
                    Inc. and E*OFFERING Corp. and the Company.
    2.1        --   Agreement and Plan of Merger, dated May 17, 1994, among Shop At Home, Inc., SAH
                    Merger Corp., and MFP, Inc., filed as Exhibit 2.1 to the Company's Registration
                    Statement on Form S-4 filed with the Commission on October 26, 1994, and incorporated herein by this reference.
    2.2        --   First Amendment to Agreement and Plan Merger, Dated November 11, 1994, among Shop
                    At Home, Inc., SAH Merger Corp., and MFP, Inc., filed as Exhibit 2.2 to the
                    Company's Registration Statement on Form S-4 filed with the Commission on
                    December 28, 1994, and incorporated herein by this reference.
    2.3        --   Articles of Merger of SAH Merger Corp. and MFP, Inc., recorded in Tennessee on
                    February 24, 1995, filed as Exhibit 4.2 to the Company's Current Report on
                    Form 8-K filed with the Commission on March 2, 1995, and incorporated herein by this reference.
    4.3        --   Specimen of Common Stock certificate, filed as Exhibit 4.8 to the Company's
                    Registration Statement on Form S-4 filed with the Commission on December 28,
                    1994, and incorporated herein by this reference.
    4.4        --   Specimen of Preferred Stock certificate, filed as Exhibit 4.9 to the Company's
                    Amendment No. 1 to the Registration Statement on Form S-4 filed with the
                    Commission on January 20, 1995, and incorporated herein by this reference.
    4.6        --   Form of Trust Indenture with PNC Bank, N.A., as Trustee with regard to the 11%
                    Secured Notes due 2005, containing specimen of the Note, filed as Exhibit 4.6 to the Company's Amendment No. 2 to the Registration Statement on Form S-1 filed with the Commission on March 21, 1998, and incorporated herein by this reference.
    4.7        --   Form of Security and Pledge Agreement, filed as Exhibit 4.7 to the Company's
                    Amendment No. 2 to the Registration Statement on Form S-1 filed with the
                    Commission on March 21, 1998, and incorporated herein by this reference.
  **5          --   Opinion regarding legality of the common stock being registered, issued by Wyatt,
                    Tarrant & Combs
***21          --   Subsidiaries
   23.1        --   Consent of Wyatt, Tarrant & Combs, included as part of Exhibit 5
  *23.2        --   Consent of PricewaterhouseCoopers LLP
***24          --   Power of Attorney
***27          --   Amended Financial Data Schedule. (For SEC Use Only)
***99          --   Opinion and Financial Statement Schedule II Valuation and Qualifying Accounts


------------------
  * Filed herewith
 ** To be filed by amendment
*** Previously filed